Graphic Packaging
HOLDING COMPANY

2024
Annual Report



Packaging life's everyday moments for a renewable future

We design every new package to be:

More Circular

Packaging made primarily with renewable or recycled materials that is designed to be recycled, reducing end-of-life environmental impact

More Functional

High-quality packaging that enhances the consumer experience of their favorite brands

More Convenient

Packaging that is easy-to-use, safe and convenient

Financial Highlights

in millions except for per share data	YEAR ENDED DECEMBER 31,		
	2024	2023	2022
INCOME STATEMENT DATA			
Net Sales	**$8,807**	$9,428	$9,440
Cost of Sales	**$ 6,845**	$ 7,311	$ 7,610
Selling, General, Administrative	**$ 774**	$ 805	$ 774
Income from Operations	**$ 1,119**	$ 1,174	$ 906
Interest Expense, Net	**$ 230**	$ 239	$ 197
Net Income Attributable to Graphic Packaging Holding Company	**$ 658**	$ 723	$ 522
Weighted Average Number of Basic Shares Outstanding	**304**	308	309
Weighted Average Number of Diluted Shares Outstanding	**305**	309	310
Net Income Per Share Attributable to GPHC - Diluted	**$ 2.16**	$ 2.34	$ 1.69
BALANCE SHEET DATA			
Cash and Cash Equivalents	**$ 157**	$ 162	$ 150
Total Assets	**$ 11,144**	$ 11,175	$10,328
Total Debt	**$ 5,209**	$5,396	$ 5,283
Total Equity	**$ 3,013**	$ 2,782	$ 2,150



NET SALES
in millions

$8,807 $9,428 $9,440
2024 2023 2022

ADJUSTED EBITDA[1]
in millions

$1,682 $1,876 $1,600
2024 2023 2022

ADJUSTED CASH FLOW[1,2]
in millions

-$27 $493 $700
2024 2023 2022

NET DEBT[1]
in millions

$5,052 $5,234 $5,133
2024 2023 2022

[1] The calculation of Adjusted EBITDA, Adjusted Cash Flow, Adjusted EPS and Net Debt and a reconciliation to GAAP measures can be found in the Company's Fourth Quarter and Full Year 2024 Earnings Release which is available on www.graphicpkg.com.

[2] 2024 marks the peak capex year. The last major investment of Vision 2025 is expected to be complete in 2025.

Dear Fellow Stockholders,

2024 was a pivotal year in our transformation to a global consumer packaging leader. We delivered more circular, more functional, and more convenient packaging solutions that consumers prefer. A major investment that will yield decades of competitive advantage is nearing completion. We turned a large non-strategic asset into cash. We significantly strengthened our global and local execution capabilities. And we introduced Vision 2030, detailing our goals and aspirations for the years ahead.

The consumer search for value in everyday purchases intensified in 2024, driving significant shifts in buying behavior. We saw a pronounced increase in private label volume, more consumers shopping for groceries in club stores and superstores, and an opportunistic consumer response to rising promotional activity in both grocery channels and quick service restaurants. These shifts serve to reconfirm the value of the investments we have made to broaden and deepen our participation across the major consumer staples categories - from food and beverage to foodservice, household products, and health and beauty. With more than 100 manufacturing locations in over 20 countries, we were well-positioned to respond quickly and efficiently as market conditions and consumer preferences evolved.

What did not shift in 2024 was our customers' commitment to more sustainable packaging, and that is where the investments we have made to be the global innovation leader continue to pay dividends. When we acquired AR Packaging in 2021, we knew that Europe would remain the center of packaging innovation for years to come. Integrating that business into our already strong innovation platform put us at the forefront of consumer packaging innovation in the world's largest and most dynamic markets. In 2024, when the European Union approved sweeping new packaging regulations, we brought U.S. innovations to European customers. When U.S. club stores wanted to reduce plastic, we brought market-proven European innovation to the U.S. As states phase out polystyrene beverage containers, our double-wall cups eliminate the need for a separate hot-beverage sleeve and provide superior insulation for cold and frozen drinks. And when a leading quick service restaurant wanted a more sustainable frozen dessert container, our one-piece paperboard cup with a built-in lid dramatically reduced plastic content, and allowed our customer to introduce multiple sizes without increasing SKUs.

The last major investment of our Vision 2025 transformation program is nearing completion, and our Vision 2030 capital allocation priorities are already on display. We expect annual capital spending to drop by $700 million between 2024 and 2026 as we focus on driving returns with the exceptionally strong packaging innovation and manufacturing system we have built. We will continue to prioritize reinvestment to maintain and strengthen our market-leading position and expect to generate cash well in excess of our needs. We believe that a steadily growing dividend is good capital allocation, and our Board recently approved a 10% increase in our quarterly dividend. Our decision to divest a non-strategic asset allowed us to return over $500 million to stock and debt holders, including the repurchase of over 2% of the company's shares. We see share repurchase, modest leverage, and tuck-under M&A as important elements of a well-balanced capital allocation program.



> **"** We will continue to prioritize reinvestment to maintain and strengthen our market-leading position and expect to generate cash well in excess of our needs. **"**

Innovation

As we work closely with our customers to create innovative, sustainable packaging solutions, we build stronger, deeper customer relationships that expand our market opportunities. Recyclable packaging innovations like Boardio™ and PaperSeal™ are dramatically reducing our customers' plastic usage, while enhancing product marketing and providing a better consumer experience. Every new innovation we deliver helps our customers move closer to their own sustainability goals, and our contribution to meeting those goals has led to numerous awards and recognition. In 2024, innovative consumer packaging solutions were a critical driver of our results, and with the team we have assembled and the intellectual property we have developed, I am confident that our innovation capabilities will drive sales growth for years to come.

Culture

Our products are in the hands of tens of millions of consumers every day, and to understand and anticipate the needs of those consumers, we are committed to building and maintaining a team with an exceptionally wide range of perspectives and life experiences. Meanwhile, we also believe that a team that reflects the communities in which we operate helps us build stronger community relationships, which ultimately lowers recruiting costs, improves employee retention, and increases operating efficiency and employee safety. Employee engagement and safety go hand in hand, and are two of my highest priorities. In 2024, we implemented and expanded a range of internal communication and training programs, and were pleased to see record participation in our most recent employee engagement survey, which showed improvement in eleven of the twelve metrics we prioritize. And I am very proud that we once again achieved one of the industry's best safety records.

Planet

With Vision 2030, we made a commitment to steadily and measurably improve the environmental footprint of our consumer packaging. In 2024, we announced our aspiration to achieve net zero emissions by 2050, and continued our work toward our science-based targets. Planning and engineering work in preparation for our large greenhouse gas emission reduction projects is proceeding, and in 2024 we signed our first virtual power purchase agreement, increasing renewable electricity usage in Europe to approximately 70 percent. We also expanded our team, adding a Supply Chain Sustainability leader to drive reductions in supply chain greenhouse gas emissions and oversee our program to sustainably source 100% of purchased forest products.

Results

With unmatched capabilities and a commitment to delivering exceptional results, we are positioned to deliver consistent, strong results across a wide range of economic conditions. In 2024, we and our customers faced challenges that kept overall volumes below expectations. Despite that headwind, on-time performance improved, margins remained strong and steady, and our capabilities continued to expand and improve. We are delivering more value to more customers than ever before, with world-class innovation and best-in-class execution.

Our more than 23,000 teammates are the foundation of our success. I want to thank them for their dedication, our customers for their support, and our stockholders for their confidence in Graphic Packaging.

Michael P. Doss
President and
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _______ to ________

COMMISSION FILE NUMBER: 001-33988

Graphic Packaging Holding Company

(Exact name of registrant as specified in its charter)

Delaware	**26-0405422**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. employer identification no.)*

1500 Riveredge Parkway
Atlanta, Georgia 30328
(Address of principal executive offices, including Zip Code)

(770) 240-7200
Registrant's telephone number, including area code:

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value per share	GPK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting common equity held by non-affiliates at June 30, 2024 was approximately $7.8 billion.

As of February 11, 2025 there were approximately 300,214,465 shares of the registrant's Common Stock, $0.01 par value per share outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:
Portions of the registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS OF FORM 10-K

INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements regarding the expectations of Graphic Packaging Holding Company ("GPHC" and, together with its subsidiaries, the "Company"), including, but not limited to, expected facility closures in early 2025, material cash requirements and primary sources of liquidity and the sufficiency thereof, in this report constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on currently available operating, financial and competitive information and are subject to various risks and uncertainties that could cause actual results to differ materially from the Company's historical experience and its present expectations. These risks and uncertainties include, but are not limited to, inflation of and volatility in raw material and energy costs, changes in consumer buying habits and product preferences, competition with other paperboard manufacturers and converters, product substitution, the Company's ability to implement its business strategies, the Company's ability to successfully integrate acquisitions, productivity initiatives and cost reduction plans, the Company's debt level, currency movements and other risks of conducting business internationally, and the impact of regulatory and litigation matters, including those that could impact the Company's ability to utilize its U.S. federal income tax attributes to offset taxable income or U.S. federal income taxes and those that impact the Company's ability to protect and use its intellectual property. Undue reliance should not be placed on such forward-looking statements, as such statements speak only as of the date on which they are made and the Company undertakes no obligation to update such statements, except as may be required by law.

PART I

ITEM 1. BUSINESS

Overview

Graphic Packaging Holding Company ("GPHC" and, together with its subsidiaries, the "Company") is committed to providing consumer packaging that makes a world of difference. The Company is a leading provider of consumer goods packaging made from renewable or recycled materials. The Company designs and manufactures sustainable packaging solutions including cartons, multipack cartons, trays, carriers, paperboard canisters, and cups and bowls made primarily from unbleached paperboard, recycled paperboard, and bleached paperboard.

The Company serves a wide variety of consumer markets, from food and beverage, to foodservice, household products, beauty and health care. We produce packaging solutions at over 100 locations in over 20 countries around the world, serving customers ranging from local to multinational consumer products companies and retailers. The Company offers one of the most comprehensive ranges of packaging design, manufacture, and execution capabilities available. The Company currently manufactures most of the paperboard it consumes in the Americas and purchases from third parties the majority of the paperboard it consumes in its Europe Paperboard Packaging operations.

Graphic Packaging works closely with its customers to understand their needs and goals and to create new and innovative designs customized to their specific needs. The Company's approach serves to build and strengthen long-term relationships with purchasing, brand management, marketing, and other key customer functions. The Company is organized to bring the full resources of its global and local innovation, design, and manufacturing capabilities to all of its customers with the goal of delivering packaging solutions that are more circular, more functional, and more convenient.

Acquisitions, Closures, and Dispositions

The Company has successfully completed several acquisitions, closures and dispositions in the past three years and expects to pursue acquisition opportunities in the future as part of its overall growth strategy.

2024

On May 1, 2024, the Company completed the sale of its Augusta, Georgia bleached paperboard manufacturing facility (the "Augusta Divestiture") to Clearwater Paper Corporation for a total consideration of $711 million. For more information, see "*Note 19 - Divestitures*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

During 2024, the Company decided to close multiple packaging facilities by the end of 2024 and early 2025. These are in addition to the multiple packaging facilities that the Company decided to close by the end of 2023 and early 2024. Production from these facilities will be consolidated into other existing packaging facilities. Current Assets within the Consolidated Balance Sheet include $15 million relating to multiple packaging facilities that met the held for sale criteria as of December 31, 2024. For more information, see "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

2023

In January 2023, the Company completed the acquisition of Tama Paperboard, LLC ("Tama"), a recycled paperboard manufacturing facility located in Tama, Iowa, from Greif Packaging LLC for approximately $100 million. Tama was reported within the Paperboard Manufacturing reportable segment. Subsequently, in the second quarter of 2023, the Company closed this facility. For more information, see "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

During 2023, the Company decided to close multiple packaging facilities by the end of 2023 and early 2024. Production from these facilities has been consolidated into other existing packaging facilities. For more information, see "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

On September 8, 2023, the Company completed the acquisition of Bell Incorporated ("Bell") for $262 million, adding three packaging facilities in Sioux Falls, South Dakota and Groveport, Ohio. Bell is reported within the Americas Paperboard Packaging reportable segment. For more information, see "*Note 4 - Business Combinations*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

During the third quarter of 2023, the Company decided to discontinue its project in Texarkana to modify an existing paperboard machine to add swing capacity between bleached and unbleached paperboard in order to focus growth investments in the strategic expansion of recycled paperboard capacity. For more information, see "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

During the third quarter of 2023, the Company announced its decision to permanently decommission the K3 recycled paperboard machine in Kalamazoo, Michigan as part of its recycled paperboard network optimization plan that the Company initiated in 2019. For more information, see "*Note 1 - Business Combinations, Exit Activities and Other Special Items, Net*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

During 2022, the Company began the process of divesting its interest in its two packaging facilities in Russia (the "Russian Operations"). The assets and liabilities to be disposed of in connection with this transaction met the held for sale criteria as of June 30, 2022 and each subsequent quarter end through the date of sale. On November 30, 2023, the Company completed the sale of its Russian Operations. For more information, see "*Note 19 - Divestitures*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

2022

In March 2022, the Company announced its decision to close the Norwalk, Ohio packaging facility and closed the facility in September 2022. For more information, see "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

In May 2022, the Company closed the Battle Creek, Michigan recycled paperboard manufacturing facility. For more information, see "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

Share Repurchases and Dividends

On July 27, 2023, the Company's Board of Directors authorized an additional share repurchase program to allow the Company to purchase up to $500 million of the Company's issued and outstanding shares of common stock through open market purchases, privately negotiated transactions and Rule 10b5-1 plans (the "2023 share repurchase program"). The previous $500 million share repurchase program was authorized on January 28, 2019 (the "2019 share repurchase program") and was completed in May 2024. At December 31, 2024, the Company had $365 million available for additional repurchases under the 2023 share repurchase program.

Share repurchases are reflected as a reduction of common stock for the par value of the shares, with any excess of share repurchase price over par value allocated between capital in excess of par value and retained earnings.

The following table presents the Company's share repurchases under the 2019 and 2023 share repurchase programs for the years ended December 31, 2024, 2023, and 2022:

Amount repurchased in millions, except share and per share amounts	Amount Repurchased		Number of Shares Repurchased	Average Price per Share	
2024[(a)(b)]	$	200	7,243,734	$	27.61
2023	$	54	2,389,224	$	22.80
2022	$	28	1,315,839	$	20.91

[(a)] Including $65 million shares repurchased under the 2019 share repurchase program, which completed that program.
[(b)] Excluding $2 million of excise taxes incurred in 2024.

During 2024, 2023 and 2022, GPHC paid cash dividends of $122 million, $123 million and $92 million, respectively. Though the decision to distribute cash dividends rests solely with the Board of Directors, the Company presently intends to maintain a quarterly cash dividend, subject to earnings and liquidity considerations.

Products

The Company has three reportable segments as follows:

Americas Paperboard Packaging includes paperboard packaging sold primarily to consumer packaged goods ("CPG") companies serving the food, beverage, and consumer product markets and cups, lids and food containers sold primarily to foodservice companies and quick-service restaurants ("QSR") in the Americas.

Europe Paperboard Packaging includes paperboard packaging sold primarily to CPG companies serving the food, beverage and consumer product markets, including healthcare and beauty, primarily in Europe.

Paperboard Manufacturing includes the six North American paperboard manufacturing facilities that produce recycled, unbleached and bleached paperboard, which is primarily consumed internally to produce paperboard consumer packaging for the Americas and Europe Paperboard Packaging segments. Paperboard not consumed internally is sold externally to a small group of paperboard packaging converters. The Paperboard Manufacturing segment's Net Sales represent the sale of paperboard only to external customers. The effect of intercompany transfers to the paperboard packaging segments has been eliminated from the Paperboard Manufacturing segment to reflect the economics of the integration of these segments.

The Company operates primarily in three geographic areas: the Americas, Europe and Asia Pacific.

For reportable segment and geographic area information for each of the last three fiscal years, see "*Note 15 - Business Segment and Geographic Area Information*" in the Notes to Consolidated Financial Statements included herein under "Item 8. Financial Statements and Supplementary Data."

Paperboard Packaging

The Company's paperboard packaging products deliver brand, marketing, sustainability, and performance benefits at a competitive cost. The Company supplies paperboard cartons, carriers and containers designed to protect and hold products while providing:

- Convenience through ease of carrying, storage, delivery, dispensing of product, and food preparation for consumers;

- A smooth surface printed with high-resolution, multi-color graphic images that help improve brand awareness and visibility of products on store shelves; and

- Durability, stiffness and wet and dry tear strength; leak, abrasion and heat resistance; barrier protection from moisture, oxygen, oils and greases, as well as enhanced microwave heating performance.

The Company provides a wide range of innovative, paperboard packaging solutions for the following end-use markets:

- Food, including dry foods and food ingredients, frozen, refrigerated, and microwavable prepared foods, and desserts;

- Beverage, including beer, seltzer, soft drinks, energy drinks, teas, water and juices;

- Foodservice, including cups and containers for food and drinks for quick-service restaurants and other food service providers;

- Household products, including cleaning products, tissues products, home air filters and pet care products; and

- Health and beauty products.

Paperboard Manufacturing and Packaging Operations Facilities

The Company produces paperboard at its manufacturing facilities; prints, cuts, folds, and glues ("converts") the paperboard into cartons, containers and other packaging at its packaging facilities; and designs and manufactures specialized, proprietary packaging machines that package bottles and cans and, to a lesser extent, non-beverage consumer products. The Company also installs its packaging machines at customer plants and provides support, service and advanced performance monitoring of the machines.

The majority of the paperboard the Company produces is consumed internally in its packaging facilities. The Company elects to produce its own paperboard where it believes that doing so allows it to generate a higher return on capital, and delivers better results for customers. The Company also purchases paperboard from external sources. The various bleached, unbleached, and recycled grades of paperboard that the Company produces internally and buys externally offer distinctly different combinations of strength, printability, appearance, and recycled-content, as well as other functional and non-functional characteristics of importance to customers.

The Company converts paperboard into cartons, containers and other packaging for consumer goods products at packaging facilities the Company operates in various locations globally, including a packaging facility associated with the Company's joint venture in Japan, and at licensees outside the U.S. The Company's packaging facilities print, cut, fold and glue paperboard into cartons and containers designed to meet customer specifications.

Joint Venture

The Company is a party to a Japanese joint venture, Rengo Riverwood Packaging, Ltd., in which it holds a 50% ownership interest. The joint venture agreement covers unbleached paperboard supply, use of proprietary carton designs and marketing and distribution of packaging systems.

Sales and Marketing

The Company markets its products principally to multinational beverage, food, quick-service restaurants, health/beauty and other well-recognized consumer products companies. The beverage companies include Anheuser-Busch, Inc., MillerCoors LLC, PepsiCo, Inc. and The Coca-Cola Company, among others. Consumer product customers include Kraft Heinz Company, General Mills, Inc., Nestlé USA, Inc., WK Kellogg Co, Kellanova and Kimberly-Clark Corporation, among others. Quick-service restaurant customers include Chick-fil-A, McDonald's, Wendy's, Panda Express, Dairy Queen, Chipotle, Panera and KFC. Health/beauty customers include GlaxoSmithKline, Bayer, Johnson & Johnson, Abbott, Novartis, L'Oréal S.A., Proctor & Gamble, and Colgate. The Company also sells paperboard in the open market to independent and integrated paperboard packaging producers.

Sales of the Company's principal products are primarily accomplished through sales offices in the U.S., Australia, Brazil, China, France, Germany, Italy, Japan, Mexico, Spain, the Netherlands and the United Kingdom, and, to a lesser degree, through broker arrangements with third parties.

During 2024, 2023 and 2022, the Company did not have any one customer that represented 10% or more of its net sales.

Competition

Although a relatively small number of large competitors hold a significant portion of the paperboard packaging market, the Company's business is subject to strong competition within paperboard packaging, and from plastic and other packaging materials. Smurfit WestRock plc is the Company's largest competitor within paperboard packaging.

In non-beverage consumer packaging and foodservice, the Company competes with packaging utilizing a wide range of paperboard, plastic, foam, molded fiber, and other materials. Packaging suppliers compete on the basis of design and execution capabilities, price, functionality, appearance, quality and customer service.

In beverage packaging, the Company competes with other paperboard-based containers, plastic and shrink-wrap, and corrugated packaging. The Company believes that packaging made from unbleached paperboard offers advantages over alternative materials in areas including recyclability, design flexibility, distribution, brand awareness, carton designs, package performance and package line speed.

Raw Materials

The Company's main raw materials are pine and hardwood trees and recycled fibers. Pine pulpwood, hardwood pulp, paper and recycled fibers and energy used in the manufacture of paperboard, as well as poly sheeting, plastic resins and various chemicals used in the coating of paperboard, represent the largest components of the Company's variable costs of paperboard production (other than labor).

For the West Monroe, LA, Macon, Georgia, and Texarkana, Texas paperboard manufacturing facilities, the Company relies on private landowners and the open market for all of its pine and hardwood pulp and recycled fiber requirements, supplemented by clippings that are obtained from its packaging operations. The Company follows a due diligence process to ensure virgin fiber inputs are sourced from sustainably managed forests and do not contribute to deforestation or habitat loss for ecosystems with high conservation value. The Company believes that adequate supplies from both private landowners and open market fiber sellers currently are available in close proximity to its paperboard manufacturing facilities to meet its raw material needs.

The paperboard grades produced at the Kalamazoo, Michigan, Middletown, Ohio, and East Angus, Quebec paperboard manufacturing facilities are made from 100% recycled fiber. The Company procures its recycled fiber from external suppliers and internal packaging operations. The market price of each of the various recycled fiber grades fluctuates with supply and demand. The Company's internal recycled fiber procurement function enables the Company to pay lower prices for its recycled fiber needs given the Company's highly fragmented supplier base. The Company believes there are adequate supplies of recycled fiber to serve its paperboard manufacturing facilities.

In North America, the Company also utilizes a variety of other paperboard grades in its packaging operations, in addition to paperboard that is supplied to its packaging operations from its own paperboard manufacturing facilities. The Company purchases such paperboard requirements, including additional recycled and bleached paperboard, from outside vendors. The majority of external paperboard purchases are acquired through long-term arrangements with other major industry suppliers. The Company's European packaging operations consume unbleached paperboard supplied from the Company's paperboard manufacturing facilities and also utilize paperboard purchased from external suppliers in its packaging facilities.

Energy

Energy, including natural gas, fuel, oil and electricity, represents a significant portion of the Company's manufacturing and distribution costs. The Company has entered into contracts designed to manage risks associated with future variability in cash flows and price risk related to future energy cost increases for a portion of its natural gas requirements at its U.S. paperboard manufacturing facilities. The Company's hedging program for natural gas is discussed in "*Note 10 - Financial Instruments, Derivatives and Hedging Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

Seasonality

The Company's net sales, income from operations and cash flows from operations are subject to moderate seasonality, with demand usually increasing in the late spring through early fall due to increases in demand for beverage and food products.

Research and Development

The Company's research and development team works directly with its sales, marketing and consumer insights personnel to understand long-term consumer and retailer trends and create relevant new packaging. These innovative solutions provide customers with differentiated packaging to meet consumer preferences. The Company's development efforts include, but are not limited to, developing sustainable consumer packaging made from renewable resources; packaging alternatives to replace plastic packaging; extending the shelf life of customers' products; reducing production and waste costs; enhancing the heat-managing characteristics of food packaging; improving the sturdiness and compression strength of packaging to allow goods to ship in their own branded container and to meet store display needs; and refining packaging appearance through new printing techniques and materials.

Consumer concerns regarding growing plastic packaging waste represents one of the strongest trends in the packaging industry, and the Company focuses on developing innovative, sustainable consumer packaging solutions that are recyclable and help customers achieve their packaging sustainability goals. The Company's strategy is to combine functionality and innovative packaging design with a focus on packaging end of life to create circular packaging solutions for customers and consumers.

For more information on research and development expenses see "*Note 1 - Nature of Business and Summary of Significant Accounting Policies*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

Patents and Trademarks

As of December 31, 2024, the Company had a large patent portfolio, presently owning, controlling or holding rights to more than 3,100 U.S. and foreign patents, with more than 850 U.S. and foreign patent applications currently pending. The Company's patent portfolio consists primarily of patents relating to packaging machinery, manufacturing methods, structural carton designs, active microwave packaging technology and barrier protection packaging. These patents and processes are significant to the Company's operations and are supported by trademarks such as Boardio™, Fridge Vendor™, IntegraPak™, KeelClip™, MicroFlex-Q™, MicroRite™, Quilt Wave™, Qwik Crisp™, Tite-Pak™, and Z-Flute™. The Company takes significant steps to protect its intellectual property and proprietary rights.

Human Capital

We believe that Graphic Packaging's greatest asset is its workforce. Solving day-to-day operational and business challenges in order to drive positive results for stakeholders requires attracting, developing, and retaining talented individuals with different skills, ideas, and experiences. The Company's Vision 2030 outlines how to lead in innovation, build a world-class culture, protect the planet, and deliver results for all of the Company's stakeholders.

Culture is one of the pillars of the Company's Vision 2030 and the safety and wellbeing of employees is a top priority. Employee engagement is key to a safe and stable workforce. The Company is putting programs and initiatives in place to drive engagement to the 75% percentile (using the Gallup Q12® framework). In 2023 and 2024, the Company conducted an employee engagement survey and executed a robust communication plan to ensure each employee hears results and a commitment for action from their leader. Action plans have been developed at the local level in locations around the globe as the Company strives to further engage its employees. The Company also considers its talent acquisition, development, and succession strategies to be critical components of its multi-year plan to focus on people and culture.

The Company is enhancing the capabilities of its workforce as its business and strategy evolve. The Company has invested in innovation, research and development, and digital capabilities to position it to capture organic sales growth supported by consumer preferences for low impact, recyclable packaging. As its business continues to evolve, the Company will continue to invest in capability development areas that serve as a competitive advantage and will adapt its workforce and invest in its employees to ensure that it has the necessary human capital capabilities in place to support its growth strategy.

As of December 31, 2024, the Company had more than 23,000 employees based in more than 100 locations in over 25 different countries around the world. Approximately 68% of our employees are in the Americas and 32% are in Europe and the rest of the world. Approximately 59% of our employees were represented by labor unions and covered by collective bargaining agreements or covered by works councils in Europe. As of December 31, 2024, 850 of the Company's employees were working under expired contracts, which are currently being negotiated, and 1,866 were covered under collective bargaining agreements that expire within one year. The Company considers its employee relations to be satisfactory.

Employee Health and Safety

Maintaining a safe work environment is vital to the Company, and we are committed to the health, safety and wellness of our employees. Our Total Recordable Incident Rate, which is the annual rate of workplace injuries per 100 full-time employees, is 0.88, reflecting better performance than the industry average. We strive to achieve an injury-free workplace through various safety initiatives and programs, and our Vision 2030 goal is zero life injuries.

Company Culture

Graphic Packaging works to enable a safe, engaged, and customer-focused culture, and has a solid record of delivering outstanding results for its customers across the globe. As a leading innovator in consumer packaging, a deep understanding of the widest range of consumers is essential to the success of the Company's designs and product execution. As such, the Company seeks to recruit and retain talented employees whose perspectives and experience are broadly representative of the consumers its customers serve.

Similarly, strong relationships with the communities in which the Company operates have a substantial impact on hiring costs, retention rates, employee engagement, operating performance and safety. The Company therefore seeks to build and maintain strong and capable teams broadly representative of those communities. The Company believes that its recent safety performance is among the best in the industry, and considers employee engagement to be critical to maintaining and improving upon that level of safety performance. The Company has a number of initiatives underway to drive employee engagement higher.

The Compensation and Management Development Committee of our Board of Directors annually reviews the processes and practices related to talent and engagement to ensure the equitable treatment of all employees, and alignment with the Company's strategic objectives.

Community Engagement

Building connections between our employees, their families, and our communities creates a more meaningful, fulfilling and enjoyable workplace. Our employees around the world dedicate their time and talents to improve the communities in which we live and work. Driven by our core values, making a difference for our customers, our consumers, and our community is at the root of our community engagement strategy. The Company focuses on three pillars that guide the strategy for our community service activities and philanthropic commitments: (1) putting food on the table, (2) preserving the environment, and (3) investing in education.

Environmental and Regulatory Matters

The Company is subject to a broad range of foreign, federal, state and local environmental, health and safety, and other governmental regulations and employs a team of professionals in order to maintain compliance at each of its facilities. In 2024, the Company spent $65 million of capital on projects to maintain compliance with environmental laws, regulations and the Company's permits granted thereunder. In 2025 and 2026, the Company estimates it will spend $53 million and $91 million respectively, for such projects as a new wastewater treatment system and upgrades to waste water treatment systems at certain of our paperboard manufacturing facilities. For additional information on such regulation and compliance, see "Environmental Matters" in "Item 7., Management's Discussion and Analysis of Financial Condition and Results of Operations" and "*Note 14 - Environmental and Legal Matters*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

Climate change presents both challenges and opportunities for the Company and its communities. Climate change challenges for the Company are likely to be driven by changes in the physical climate where our facilities are located, as well as changes in laws and regulations, including restrictions on greenhouse gas ("GHG") emissions, cap and trade systems, and taxes on GHG emissions, fuel, and energy. Climate change also presents opportunities for the Company as it drives growth in demand for lower-carbon footprint products and manufacturing technologies. We believe the Company is well-positioned to take advantage of opportunities that may arise from increased consumer demand for and/or legislation mandating or incentivizing the use of products and technologies necessary to achieve a lower-carbon, lower-waste economy. Our costs of complying with complex environmental laws and regulations, as well as voluntary certification and disclosure programs, are significant and will continue to be significant for the foreseeable future. These laws and regulations and stakeholder driven voluntary certification and disclosure programs could become more stringent over time, which could result in significant additional compliance costs. Additionally, significant national or state differences in the imposition and enforcement of such laws and regulations could present competitive challenges in a global marketplace. By tracking and taking action to reduce our GHG emissions and energy use through efficiency programs and focused GHG management efforts, we can decrease the potential future impact of these regulatory matters.

The Company's Core Values underpin our commitment to our stakeholders and our strategy to deliver sustainable, recyclable packaging solutions. Our Vision 2030 plan outlines our targets for protecting the environment and include: achieving our approved 2032 Science Based Targets for Scope 1, 2, and 3 GHG emissions reductions; achieving 90% renewable fuel use in wood fiber paperboard manufacturing facilities; raising our purchased renewable electricity percentage to 50%; and ensuring that 100% of our purchased forest products come from sustainably managed sources.

Available Information

The Company's website is located at http://www.graphicpkg.com. The Company makes available, free of charge through its website, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after such materials are electronically filed or furnished to the Securities and Exchange Commission (the "SEC"). The Company also makes certain investor presentations and access to analyst conference calls, as well as certain environmental, social, and governance information available through its website. The information contained or incorporated into the Company's website is not a part of this Annual Report on Form 10-K.

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers like the Company that file electronically with the SEC at http://www.SEC.gov.

ITEM 1A. RISK FACTORS

Our operations and financial results could be affected by various risks, many of which are beyond our control. The following risks could affect (and in some cases have affected) the Company's actual results and could cause such results to differ materially from current estimates or expectations:

Industry Risks

The Company's financial results could be adversely impacted if there are significant increases in prices for raw materials, energy, transportation and other necessary supplies and services, and the Company is unable to raise prices or improve productivity to reduce costs.

Increases in the costs of raw materials, including secondary fiber, petroleum-based materials, energy, wood, transportation and other necessary goods and services, could have an adverse effect on the Company's financial results. Paperboard manufacturing processes require significant energy and raw materials, the costs of which are subject to worldwide supply and demand factors, supply chain disruptions that can affect availability and result in increased prices, as well as trade regulations and tariffs, GHG emissions-based regulations, and other factors beyond our control. Variations in the cost of energy, which primarily reflect market prices for oil and natural gas, and for raw materials may significantly affect our operating results from period to period. Because negotiated sales contracts and the market largely determine the pricing for our products, the Company is at times limited in its ability to raise prices and pass through to its customers any inflationary or other cost increases that the Company may incur.

The Company uses productivity improvements and other initiatives to reduce costs, offset inflation and maintain adequate raw material supplies. These actions include global continuous improvement initiatives that use best-in-class industry methodologies and statistical process control to help design and manage many types of activities, including planning, procurement, production and maintenance. These efforts result not only in cost reductions, but also build resilience in the overall supply chain. The Company's ability to realize anticipated savings from these improvements is subject to significant operational, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control. If the Company cannot successfully implement cost savings plans, it may not be able to continue to compete successfully against other manufacturers. In addition, any failure to generate the anticipated efficiencies and savings could adversely affect the Company's financial results.

Competition and product substitution could have an adverse effect on the Company's financial results.

The Company competes with consumer packaging companies, both domestically and internationally, including paperboard packaging producers. The Company's products compete with those made from other manufacturers' paperboard, as well as consumer packaging made primarily from plastic, shrink film, paper, corrugated containers, bio-based materials and other packaging materials. Paperboard packaging competitors may expand their existing facilities or build new paperboard manufacturing or converting capacity, which could negatively impact our business. In addition, product substitution by customers may occur in response to price, quality and service issues, as well as environmental and social concerns.

In addition, to the extent the Company's operations are subject to labor, safety and climate change regulations and requirements that are not stringently imposed in the states and countries in which our competitors operate, our competitors could gain cost or other competitive advantages. While the Company has long-term relationships with many of its customers, the underlying contracts may be re-bid or renegotiated from time to time, and the Company may not be successful in renewing such contracts on favorable terms or at all. The Company works to maintain market share through efficiency, product innovations and strategic sourcing to its customers; however pricing and other competitive pressures, such as providing the lowest-carbon footprint packaging solution or delivering on GHG emissions reduction targets, may occasionally result in the loss of a customer relationship.

Changes in buying habits and preferences for products by customers and consumers could have an effect on our sales volumes.

Changing dietary habits and preferences have impacted sales growth for many of the food and beverage products the Company packages. Customer and consumer preferences are constantly changing based on, among other factors, the economy, convenience, cost and health considerations, as well as environmental, social concerns and perceptions, such as pressure to reduce packaging waste by switching to reusable containers versus single-use packaging options. If these trends continue and the Company is unable to adapt to them, then the Company's financial results could be adversely affected.

Operational Risks

The Company's information technology systems could suffer interruptions, failures, unauthorized access, or breaches and our business operations could be disrupted, adversely affecting results of operations and the Company's reputation.

The Company's information technology systems, some of which are dependent on services provided by third parties, serve an important role in the operation of the business. These systems could be damaged or cease to function properly due to any number of causes, such as catastrophic events, power outages, security breaches, computer viruses or cyber-based attacks.

The Company has contingency plans in place to prevent or mitigate the impact of these events, however, if they are not effective on a timely basis, business interruptions could occur which may adversely impact results of operations.

The Company has been, and likely will continue to be, subject to computer hacking, acts of vandalism or theft, malware, ransomware, computer viruses or other malicious codes, phishing, employee error or malfeasance or other cyber-attack. To date, the Company has experienced no material impact on our business or operations from these types of attacks or events. Any future significant compromise or breach of data security, whether external or internal, or misuse of customer, employee, supplier or Company data, could result in significant costs, interrupted operations, lost sales, fines, lawsuits, and damage to the Company's reputation. These ever-evolving threats mean the Company and its third-party service providers and vendors must continually evaluate and adapt their respective systems and processes and overall security environment, as well as those of any business we acquire. There is no guarantee that these measures will be adequate to safeguard against all data security breaches, system compromises or misuses of data and insurance may not fully cover the costs of cyber incidents. In addition, the regulatory environment related to information security, data collection and use, and privacy is becoming increasingly rigorous, with new requirements applicable to the Company's business. Compliance with such requirements could also result in additional costs.

The Company could experience material disruptions at our facilities, that could adversely impact the Company's financial results and could increase the cost of insurance and level of deductibles.

Although the Company takes appropriate measures to minimize the risk and effect of material disruptions to the business conducted at our facilities, natural disasters such as hurricanes, tornadoes, heat waves, freezing events, floods, droughts, fire and other extreme weather events, (all of which may be exacerbated by climate change), and our employees' inability to get to our facilities as a result of such events, as well as other unexpected disruptions such as the unavailability of critical raw materials, power outages, and equipment breakdowns or failures can reduce production and increase manufacturing costs. These types of disruptions, whether caused by climate change or other events, could materially adversely affect our earnings, depending upon the duration of the disruption and our ability to shift business to other facilities or find other sources of materials or energy. In addition, given the Company's integrated supply chain, managing board supply and properly planning for paperboard manufacturing outages and downtime must be integrated with the packaging facilities' forecasts. Any inability to do so could adversely affect the Company's financial results. Any losses due to these events may not be covered by our existing insurance policies and may be subject to significant deductibles. The premiums for insurance coverage have recently increased and may continue to increase, along with the level of deductibles.

Preparedness plans have been developed for vulnerable facilities and detail the actions needed in the event of unforeseen events or severe weather. We also obtain insurance coverage to mitigate losses from physical damages and business interruptions. These measures have historically been in place and such activities and associated costs are driven by normal operational preparedness. However, there can be no assurance that such measures will be effective for a particular event that we may experience.

In addition to the possible disruptions to our facilities' production as discussed above, because approximately 59% of the Company's employees are represented by unions, the Company could experience disruptions such as work slowdowns or strikes from time to time. If the Company is unable to prevent prolonged interruptions of the Company's operations at any of its' facilities due to slowdowns, strikes or other work interruptions, the Company may experience a negative impact to its' financial results.

The Company may face a shortage of skilled workers and key management personnel.

The Company's ability to maintain or expand its business depends on our ability to attract, develop and retain a skilled workforce at all levels within our organization, including production employees and key managers. Changing demographics and workforce trends may result in a loss of knowledge and skills as experienced workers retire or resign. The Company may incur higher costs to hire and retain new workers due to changes to the size of skilled labor pools and increased demand for skilled workers by other manufacturing industries. The failure to attract and retain sufficient skilled workers may result in operational inefficiencies or require additional capital investments to reduce reliance on labor, which may adversely impact the Company's results.

The Company's operations and financial results could be adversely impacted by events outside the Company's control, such as pandemics or other global health emergencies, or geopolitical conflicts and other social and political unrest or change.

As a result of events, such as pandemics or other global health emergencies and widespread military and geopolitical conflicts and other social and political unrest in Eastern Europe, Africa and the Middle East, there could be unpredictable disruptions to the Company's operations that could limit production, reduce future revenues and negatively impact the Company's financial condition. These events may result in supply chain and transportation disruptions to and from our facilities and could impact the Company's ability to operate its facilities and distribute products to its customers in a timely or cost-effective fashion. In addition, these events may result in extreme volatility and disruptions in the capital and credit markets as well as widespread furloughs and layoffs for workers in the broader economy. This volatility and loss of employment may negatively impact consumer buying habits, which could adversely affect the Company's financial results.

The Company is subject to the risks of doing business in foreign countries.

The Company has packaging facilities and one paperboard manufacturing facility in 20 countries outside of the U.S. and sells its products worldwide. For 2024, before intercompany eliminations, net sales from operations outside of the U.S. represented approximately 30% of the Company's net sales. The Company's revenues from foreign sales fluctuate with changes in foreign currency exchange rates. In addition, at December 31, 2024, approximately 26% of the Company's total assets were denominated in currencies other than the U.S. dollar. The Company pursues a currency hedging program in order to reduce a portion of the impact of foreign currency exchange fluctuations on financial results.

The Company is also subject to the following significant risks associated with operating in foreign countries:

- Export compliance;

- Compliance with and enforcement of environmental, health and safety, labor laws and data privacy and other regulations of the foreign countries in which the Company operates;

- Difficulties moving funds from certain countries back to the U.S.;

- Imposition of tariffs on packaging materials moved across borders;

- Imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries; and

- Imposition of new or increases in capital investment requirements and other financing requirements by foreign governments.

The Company's capital spending may not achieve the desired benefits, which could adversely impact future financial results.

The Company invests significant amounts of cash each year in capital projects, which have expected returns to the Company. The Company's ability to execute on these projects in order to achieve planned outcomes, including obtaining expected returns and strategic long-term goals within a reasonable period of time, is an important factor in the Company's financial results and commitments. As these investments start up, the Company may experience unanticipated business disruptions and not achieve the desired benefits or timelines. In addition, the Company's acquisitions may require more capital than expected to achieve synergies or expected operating results. Additional spending and unachieved benefits may adversely affect the Company's cash flow and results of operations. Also, the Company may not achieve or make satisfactory progress on its Vision 2030 goals, thereby harming its reputation with customers, investors and other stakeholders.

The Company could be adversely impacted if the Company is unable to successfully integrate acquired businesses.

The Company has made a significant number of acquisitions throughout its history and expects to make additional acquisitions in the future. The Company's ability to successfully integrate the acquired businesses, including obtaining anticipated cost savings or synergies and expected operating results within a reasonable period of time, is an important factor in the Company's future performance. If the Company is unable to realize desired benefits from its acquisitions, the Company may be required to spend additional time or money on integration efforts that would otherwise have been spent on the development and expansion of its core business.

The Company may not be able to develop and introduce new products and adequately protect its intellectual property and proprietary rights, which could harm its future success and competitive position.

The Company works to increase market share and profitability through product innovation and the introduction of new products. The inability to develop new or better products that satisfy customer and consumer preferences for packaging that is more functional and more convenient in a timely manner may impact the Company's competitive position. The Company's future success and competitive position also depends, in part, upon its ability to obtain and maintain protection for certain proprietary carton and packaging machine technologies used in its value-added products, particularly those incorporating the Fridge Vendor, IntegraPak, KeelClip, MicroFlex-Q, MicroRite, Opti-Cycle, PaperSeal Slice and PaperSeal Wedge, PaperSeal Shapes, Boardio, Produce Pack, Quilt Wave, Qwik Crisp, Tite-Pak, and Z-Flute technologies. Failure to protect the Company's existing intellectual property rights may result in the loss of valuable technologies or may require the Company to license other companies' intellectual property rights. It is possible that any of the patents owned by the Company may be invalidated, rendered unenforceable, circumvented, challenged or licensed to others or any of its pending or future patent applications may not be issued within the scope of the claims sought by the Company, if at all. Further, others may develop technologies that are similar or superior to the Company's technologies, duplicate its technologies or design around its patents, and steps taken by the Company to protect its technologies may not prevent misappropriation of such technologies.

Legal and Regulatory Risks

The Company is subject to a broad range of foreign, federal, state, and local laws and regulations, including environmental, health and safety, sustainability, data privacy, labor and employment, corruption, tax, supply chain, human rights and healthcare, and costs to comply with such laws and regulations, or any liability or obligation imposed under new laws or regulations, could negatively impact its financial condition and results of operations.

The Company must comply with a wide variety of environmental, health and safety laws and regulations, including those governing GHG emissions and other discharges to air, soil and water and the management, treatment and disposal of hazardous substances, the investigation and remediation of contamination resulting from releases of hazardous substances, waste disposal, recycling of packaging, extended producer responsibilities, labor and human rights, and the health and safety of employees. These laws and regulations, particularly those that relate to GHG emissions, supply chain due diligence, and reporting on sustainability-related matters, are evolving and expected to become more stringent over time, which could result in significant additional compliance costs (such as the installation or modification of emission control equipment), increased costs of purchased energy or other raw materials, increased transportation costs, restrictions on our operations, or costs associated with air and water emissions. The Company is tracking and taking actions to reduce our GHG and other air and water emissions to decrease the potential future impact of these regulatory matters. However, the Company cannot currently assess the impact that future emission standards, climate control initiatives, regulation changes and enforcement practices will have on the Company's operations and capital expenditure requirements.

Additionally, over the past few years, the number of data privacy laws and regulations has increased and become more complex and stringent in the U.S. and internationally. The improper handling and disclosure of or access to personal data in violation of privacy laws and regulations across multiple countries and U.S. states could cause harm to the Company's reputation, cause loss of consumer confidence, subject the Company to government enforcement actions, or result in private litigation against the Company. Any of these outcomes could negatively impact the Company's financial condition and results of operations. Moreover, with no unifying standards for both U.S. and international data privacy laws and regulations, the Company could incur additional compliance cost in order to comply with the large number of data privacy laws and regulations, which could result in a negative impact to the Company's results of operations.

Financial Risks

The Company's indebtedness may adversely affect its financial condition and its ability to react to changes in its business.

The Company had an aggregate principal amount of $5,209 million of outstanding debt as of December 31, 2024.

Because of the Company's debt level, a portion of its cash flows from operations is dedicated to payments on indebtedness and the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be restricted in the future.

Additionally, the Company's Fifth Amended and Restated Credit Agreement (as amended, the "Current Credit Agreement") and the indentures governing the 1.512% Senior Notes due 2026, 4.75% Senior Notes due 2027, 3.50% Senior Notes due 2028, 3.50% Senior Notes due 2029, 2.625% Senior Notes due 2029 and 3.75% Senior Notes due 2030 and 6.375% Senior Notes due 2032 (the "Indentures"), limit the Company's ability to incur additional indebtedness. Additional covenants contained in the Current Credit Agreement and the Indentures may, among other things, restrict the ability of the Company to dispose of assets, incur guarantee obligations, prepay other indebtedness, repurchase stock, pay dividends and make other restricted payments, create liens, make equity or debt investments, make acquisitions, modify terms of the Indentures, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, and engage in certain transactions with affiliates. Such restrictions could limit the Company's ability to respond to changing market conditions, fund its capital spending program, provide for unexpected capital investments or take advantage of business opportunities. These restrictions could limit the Company's flexibility to respond to changing market conditions and competitive pressures. The debt obligations and restrictions may also leave the Company more vulnerable to a downturn in general economic conditions or its business, or unable to carry out capital expenditures that are necessary or important to its growth strategy and productivity improvement programs.

As of December 31, 2024, approximately 36% of the Company's debt is subject to variable rates of interest and exposes the Company to increased debt service obligations in the event of increased market interest rates.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C.   CYBERSECURITY

The Company has cybersecurity incident response policies and procedures for identifying, assessing, and managing material risks arising from cybersecurity incidents, including those arising from third-party service providers. Our cybersecurity program is based on components of the National Institute of Standards and Technology's ("NIST") Cybersecurity Framework. The Company's Vice President, Information Security, who has 19 years of experience in information security, including 8 years as a Chief Information Security Officer ("CISO"), and holds a post-graduate degree in a related field of study and is a Certified Information Systems Security Professional ("CISSP"), is primarily responsible for managing and assessing cybersecurity risks.

The Company uses a number of other internal and external resources to manage its information technology ("IT") and cybersecurity operations across the Company, including global managed service providers that provide 24/7 support for all of the Company's key IT systems and consultants who are engaged periodically to assist with the Company's evaluation of its systems and processes for preventing and mitigating cybersecurity incidents. The Company's global managed service providers also assess cybersecurity incidents and classify them by severity level in accordance with the Company's Incident Response Plan, which determines how each cybersecurity incident is managed and communicated. The Incident Response Plan also outlines the procedures that the Company then follows for evaluation and recovery from an incident, including containment of the affected systems, in order to restore our systems to normal operations. To date, the Company has not had a cybersecurity event that materially impacted its operations, financial position or the security of its proprietary data.

Cybersecurity incidents that are deemed Priority 1 (described in the Incident Response Plan as those incidents affecting key operational and financial systems), are reported to certain members of the Company's Executive Leadership Team including the Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Information Officer ("CIO") for assessment of the materiality of the incident, which will be made using both quantitative and qualitative analysis to determine an incident's immediate and reasonably likely future impacts. Cybersecurity incidents that are deemed material, either individually or in aggregate, are reported to the Audit Committee of the Company's Board of Directors, which has been delegated the responsibility for oversight of cybersecurity risks. The Company also communicates material cybersecurity incidents to the Company's independent auditors and internal audit team.

Annually the Company conducts an Enterprise Risk Assessment during which management identifies and quantifies risks to the Company's operations, financial position and strategy, including cybersecurity risks. The conclusions of the annual Enterprise Risk Assessment are shared with the Audit Committee. Working with the CIO and the Vice President, Information Security, the Audit Committee periodically reviews the strategy, priorities, and goals of the cybersecurity program and the CIO and Vice President, Information Security, provide regular updates to the Audit Committee.

ITEM 2. PROPERTIES

Headquarters

The Company leases its principal executive offices in Atlanta, Georgia.

Operating Facilities

A listing of the principal properties owned or leased and operated by the Company is set forth below. The Company's buildings are adequate and suitable for the business of the Company and have sufficient capacity to meet current requirements. The Company also leases certain smaller facilities, warehouses and office space throughout the U.S. and in foreign countries from time to time.

Location	Related Products or Use of Facility
Paperboard Manufacturing Facilities:	
Augusta, GA[a]	Bleached paperboard
East Angus, Québec	Recycled paperboard
Kalamazoo, MI	Recycled paperboard
Macon, GA	Unbleached paperboard
Middletown, OH	Recycled paperboard
Texarkana, TX	Bleached paperboard
West Monroe, LA	Unbleached paperboard, Research and Development
Other:	
Atlanta, GA[b]	Headquarters, Research and Development, Packaging Machinery and Design
Clemson, SC[b]	Research and Development
Concord, NH[b]	Research and Development, Design Center
Crosby, MN	Packaging Machinery Engineering, Design and Manufacturing
Louisville, CO[b]	Research and Development
Menomonee Falls, WI	Foodservice Rebuild Center

[a] Sold during the second quarter of 2024.

[b] Leased facility.

North American Packaging Facilities:

Carol Stream, IL	Kendallville, IN	New Albany, IN[(a)(c)]	St.-Hyacinthe, Québec[(b)]
Centralia, IL	Kenton, OH	Newton, IA	St. Paul, MN
Charlotte, NC[(a)]	Kingston Springs, TN	North Portland, OR	Staunton, VA
Chicago, IL	Lancaster, TX	Omaha, NE	Stone Mountain, GA[(b)]
Clarksville, TN	Lawrenceburg, TN	Oroville, CA[(b)]	Sturgis, MI
Cobourg, Ontario[(b)]	Lebanon, TN[(b)]	Pacific, MO	Tijuana, Mexico[(b)]
Elgin, IL	Lowell, MA[(a)]	Perry, GA	Tuscaloosa, AL
Elk Grove, IL[(b)(c)]	Lumberton, NC	Pineville, NC	Valley Forge, PA
Fort Smith, AR[(c)]	Marietta, GA	Pittston, PA	Vancouver, WA[(b)]
Gordonsville, TN[(b)]	Marion, OH	Prosperity, SC	Visalia, CA
Grand Rapids, MI[(a)]	Memphis, TN[(e)]	Querétaro, Mexico[(b)]	Wausau, WI
Gresham, OR[(b)]	Mississauga, Ontario[(b)]	Randleman, NC[(a)]	Wayne, NJ
Groveport, OH[(b)]	Mitchell, SD	Shelbyville, IL	West Monroe, LA[(a)(c)]
Hamel, MN	Monroe, LA[(b)]	Sioux Falls, SD[(b)(c)]	Winnipeg, Manitoba
Irvine, CA	Monterrey, Mexico[(b)]	Solon, OH	Winston Salem, NC
Kalamazoo, MI			

International Packaging Facilities:

Aachen, Germany	Frankfurt, Germany[(b)]	Kanfanar, Croatia	Portlaoise, Ireland[(b)]
Auckland, New Zealand[(b)]	Gateshead, United Kingdom[(b)]	Krakow, Poland	Poznan, Poland
Augsburg, Germany	Graz, Austria	Leeds, United Kingdom	Requejada, Spain
Bardon, United Kingdom	Halmstad, Sweden[(a)]	Lund, Sweden[(b)(c)]	Rotherham, United Kingdom[(b)]
Bawen, Indonesia	Hannover, Germany	Magdeburg, Germany[(b)]	Sneek, Netherlands
Bekasi, Indonesia	Highbridge, United Kingdom[(b)]	Maliaño, Spain	St. Gallen, Switzerland[(b)]
Berlin, Germany	Hoogerheide, Netherlands	Masnières, France[(b)]	Sydney, Australia[(b)]
Bremen, Germany	Ibadan, Nigeria	Melbourne, Australia[(b)]	Tabasalu, Estonia
Bristol, United Kingdom[(a)(d)]	Igualada, Spain	Munich, Germany[(b)]	Tibro, Sweden
Cambridge, United Kingdom[(b)]	Ingerois, Finland[(b)]	Newcastle Upon Tyne, United Kingdom[(b)]	Winsford, United Kingdom[(b)]
Cholet, France[(b)]	Jundiai, Sao Paulo, Brazil	Perth, Australia	

[(a)] Closed facility during 2024 and classified as held-for-sale.

[(b)] Leased facility.

[(c)] Multiple facilities in this location.

[(d)] Multiple facilities in this location, which includes a leased facility and an owned facility.

[(e)] Sold in the fourth quarter of 2024.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to a number of lawsuits arising in the ordinary conduct of its business. Although the timing and outcome of these lawsuits cannot be predicted with certainty, the Company does not believe that disposition of these lawsuits will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows. See "*Note 14 - Environmental and Legal Matters*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

ITEM 4. MINE SAFETY DISCLOSURES

Not Applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

Pursuant to General Instruction G.(3) of Form 10-K, the following list is included as an unnumbered item in Part I of this Report in lieu of being included in the definitive proxy statement that will be filed within 120 days after December 31, 2024.

Michael P. Doss, 58, is the President and Chief Executive Officer of Graphic Packaging Holding Company. He was elected to the Board of Directors on May 20, 2015. Prior to January 1, 2016, Mr. Doss held the position of President and Chief Operating Officer from May 20, 2015 through December 31, 2015 and Chief Operating Officer from January 1, 2014 until May 19, 2015. Prior to these positions he served as the Executive Vice President, Commercial Operations of Graphic Packaging Holding Company. Prior to this Mr. Doss held the position of Senior Vice President, Consumer Packaging Division. Prior to March 2008, he had served as Senior Vice President, Consumer Products Packaging of Graphic Packaging Corporation since September 2006. From July 2000 until September 2006, he was the Vice President of Operations, Universal Packaging Division. Mr. Doss was Director of Web Systems for the Universal Packaging Division prior to his promotion to Vice President of Operations. Since joining Graphic Packaging International Corporation in 1990, Mr. Doss has held positions of increasing management responsibility, including Plant Manager at the Gordonsville, TN and Wausau, WI plants.

Mr. Doss serves on the Board of Directors for the American Forest & Paper Association, the Sustainable Forest Initiative, the Paper Recycling Coalition, the Atlanta Area Council of the Boy Scouts of America, Metro Atlanta Chamber of Commerce, the Woodruff Art Center, American Bird Conservancy and Regal Rexnord Corporation (RRX).

Stephen R. Scherger, 60, is the Executive Vice President and Chief Financial Officer of Graphic Packaging Holding Company. From October 1, 2014 through December 31, 2014, Mr. Scherger was the Senior Vice President – Finance. From April 2012 through September 2014, Mr. Scherger served as Senior Vice President, Consumer Packaging Division. Mr. Scherger joined Graphic Packaging Holding Company in April of 2012 from MeadWestvaco Corporation, where he served as President, Beverage and Consumer Electronics. Mr. Scherger was with MeadWestvaco Corporation from 1986 to 2012 and held positions including Vice President, Corporate Strategy; Vice President and General Manager, Beverage Packaging; Vice President and Chief Financial Officer, Papers Group, Vice President Asia Pacific and Latin America, Beverage Packaging, Chief Financial Officer Beverage Packaging and other executive-level positions.

Maggie Bidlingmaier, 54, joined Graphic Packaging Holding Company as the Executive Vice President and President, Americas business unit on January 28, 2022. Maggie was most recently President, Performance Solutions for Invista, a subsidiary of Koch Industries, Inc., where she led numerous multimillion-dollar global businesses within the flooring, apparel and airbag fiber segments. Prior to that, she was Vice President, Surfaces at Invista, following a successful career with Avery Dennison in global sales and marketing roles of increasing responsibility.

Michael Farrell, 58, became the Executive Vice President, Mills Division of Graphic Packaging Holding Company in September 2018. Prior to that, he served as the Senior Vice President, Supply Chain from January to September 2018. Prior to January 2018, Mr. Farrell served as Vice President, Recycled Board Mills of Graphic Packaging International, Inc. and its predecessor companies from January 1, 2013; and Senior Manufacturing Manager of Graphic Packaging International, Inc. from October 28, 2009 until December 31, 2012. From December 11, 2008 until October 27, 2009, Mr. Farrell was the Manufacturing Manager of the West Monroe, Louisiana mill and from September 1, 2006 until December 10, 2008 he was the General Manager of the Middletown, Ohio mill.

Elizabeth Spence, 45*,* is the Executive Vice President, Human Resources. She joined the Company on April 4, 2022. Prior to this she was Vice President and Chief Human Resources Officer at Gypsum Management and Supply, following her role as Vice President of Human Resources at Assurant. Ms. Spence is a seasoned human resources executive, having also spent time at BellSouth/AT&T and The Coca-Cola Company.

Lauren S. Tashma, 58, is the Executive Vice President, General Counsel and Secretary of Graphic Packaging Holding Company. She joined the Company in February 2014. Previously, Ms. Tashma served as Senior Vice President, General Counsel and Secretary of Fortune Brands Home & Security, Inc., where she led the legal, compliance and EHS functions. Prior to that, Ms. Tashma had various roles with Fortune Brands, Inc., including Vice President and Associate General Counsel.

Joseph P. Yost, 57, is the Executive Vice President and President, International of Graphic Packaging Holding Company. Prior to March 31, 2022, he served as Executive Vice President and President, Americas. Prior to January 5, 2017, Mr. Yost served as Senior Vice President, Global Beverage and Europe from September 1, 2015 to January 4, 2017, Senior Vice President, Europe from March 1, 2014 to August 31, 2015 and Senior Vice President, European Chief Integration Officer/ Chief Financial Officer from February 2013 until February 2014. From 2009 until February 2013, Mr. Yost was the Senior Vice President, Supply Chain of Graphic Packaging Holding Company. From 2006 to 2009, he served as Vice President, Operations Support – Consumer Packaging for Graphic Packaging International, Inc. Mr. Yost has also served in the following positions: Director, Finance and Centralized Services from 2003 to 2006 with Graphic Packaging International, Inc. and from 2000 to 2003 with Graphic Packaging Corporation; Manager, Operations Planning and Analysis – Consumer Products Division from 1999 to 2000 with Graphic Packaging Corporation; and other management positions from 1997 to 1999 with Fort James Corporation.

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

GPHC's common stock is traded on the New York Stock Exchange under the symbol "GPK."

On February 11, 2025, there were 869 stockholders of record and approximately 150,000 beneficial holders of GPHC's common stock.

On July 27, 2023, the Company's Board of Directors authorized an additional share repurchase program to allow the Company to purchase up to $500 million of the Company's issued and outstanding shares of common stock through open market purchases, privately negotiated transactions and Rule 10b5-1 plans (the "2023 share repurchase program"). The previous $500 million share repurchase program was authorized January 28, 2019 (the "2019 share repurchase program") and was completed in May 2024. At December 31, 2024, the Company had $365 million available for additional repurchases under the 2023 share repurchase program.

Share repurchases are reflected as a reduction of common stock for the par value of the shares, with any excess of share repurchase price over par value allocated between capital in excess of par value and retained earnings.

The following presents the Company's share repurchases for the years ended December 31, 2024, 2023, and 2022:

Amount repurchased in millions, except share and per share amounts	Amount Repurchased		Number of Shares Repurchased	Average Price per Share	
2024[a][b]	$	200	7,243,734	$	27.61
2023	$	54	2,389,224	$	22.80
2022	$	28	1,315,839	$	20.91

[a] Including $65 million shares repurchased under the 2019 share repurchase program, which completed that program.
[b] Excluding $2 million of excise taxes incurred in 2024.

During 2024, 2023 and 2022, GPHC paid cash dividends of $122 million, $123 million and $92 million, respectively. Though the decision to distribute cash dividends rests solely with the Board of Directors, the Company presently intends to maintain a quarterly cash dividend, subject to earnings and liquidity considerations.

2024

On August 14, 2024 the Company drew $300 million from the senior secured domestic revolving credit facilities and used the proceeds to redeem its 4.125% Senior Notes due in 2024.

On June 3, 2024, Graphic Packaging International, LLC ("GPIL"), a Delaware limited liability company and a direct subsidiary of Graphic Packaging International Partners, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company entered into a Fifth Amended and Restated Credit Agreement (the "Amended and Restated Credit Agreement") to extend the maturity date of certain of its Senior Secured Term Loan Facilities and Senior Secured Revolving Credit Facilities and to amend certain other terms of the agreement including revised debt covenants. However, there were no changes to the maximum Consolidated Total Leverage Ratio and the minimum Consolidated Interest Expense Ratio covenants. Under the terms of the agreement, $1,425 million and €200 million of the Company's Senior Secured Term Loan Facilities remain outstanding. The Company added $50 million to its Senior Secured Revolving Credit Facilities. $500 million (A-1) of the Senior Secured Term Loan Facilities and all of the Senior Secured Revolving Credit Facility loans continue to bear interest at a floating rate per annum ranging from SOFR plus 1.35% to SOFR plus 2.10%, determined using a pricing grid based upon the Company's consolidated total leverage ratio from time to time, and the maturity for these loans were extended from April 1, 2026 to June 1, 2029. $425 million (A-2) of the Senior Secured Term Loan Facilities continue to bear interest at a fixed rate per annum equal to 2.67% and mature on their originally scheduled maturity date of January 14, 2028. $250 million (A-3) of the Senior Secured Term Loan Facilities continue to bear interest at a floating rate per annum ranging from SOFR plus 1.60% to SOFR plus 2.35%, determined using a pricing grid based upon the Company's consolidated total leverage ratio from time to time, and mature on their originally scheduled maturity date of July 22, 2028. $250 million of the Senior Secured Term Loan Facilities continue to bear interest at a floating rate per annum ranging from SOFR plus 1.725% to SOFR plus 2.35%, determined using a pricing grid based upon the Company's consolidated total leverage ratio from time to time, and mature on their originally scheduled maturity date of June 1, 2029. €200 million of the Senior Secured Term Loan Facilities continues to bear interest at a floating rate per annum ranging from SOFR plus 1.225% to SOFR plus 1.85%, determined using a pricing grid based upon the Company's consolidated total leverage ratio from time to time, and the maturity for these loans was extended from April 1, 2026 to June 1, 2029.

On May 13, 2024, GPIL completed a private offering of $500 million aggregate principal amount of its 6.375% senior unsecured notes due 2032 (the "Senior Notes"). The net proceeds were used by the Company to repay a portion of the outstanding borrowings under its domestic revolving credit facility under its senior secured credit facility and to pay fees and expenses incurred in connection with the offering of the Senior Notes.

On April 15, 2024, the Company drew $400 million from the senior secured domestic revolving credit facilities and used the proceeds, together with cash on hand, to redeem its 0.821% Senior Notes due in 2024.

On March 22, 2024, GPIL entered into an Incremental Facility Amendment to the Fourth Amended and Restated Credit Agreement for $250 million of new incremental term loans (the "New Incremental Term Facilities"). The New Incremental Term Facilities consist of a $50 million Incremental Term A-5 Facility (the "Incremental A-5 Loans") and a $200 million Incremental Term A-6 Facility (the "Incremental Term A-6 Loans"). The New Incremental Term Facilities are senior secured term loans and mature on June 1, 2029. The Incremental Term A-5 and A-6 Loans bear interest at a floating rate ranging from SOFR plus 1.725% to SOFR plus 2.35%, determined using a pricing grid based upon GPIL's Consolidated Leverage Ratio. As long as the Incremental Term A-2, A-3, A-5 and A-6 Loans are outstanding, GPIL will be eligible to receive an annual patronage credit from the participating lender banks, which will be paid in cash and stock in the lead member bank. Patronage payable each year is variable and based on the individual financial performance of each of the member banks then participating in the loan. The Incremental Term A-5 and A-6 Facilities are governed by the same covenants as are set forth in the Fourth Amended and Restated Credit Agreement and are secured by a first priority lien and security interest in certain assets of GPIL.

2023

On February 7, 2023, GPIL entered into Amendment No. 3 to the Fourth Amended and Restated Credit Agreement (the "Third Amendment"). The Third Amendment provides for a future replacement floating interest rate benchmark (the Canadian Overnight Repo Rate Average) to take effect upon the cessation of the Canadian Dollar Offered Rate for Canadian Dollar borrowings under the domestic revolving credit facility. The Third Amendment also modified the borrowing mechanics for certain term Secured Overnight Financing Rate ("SOFR") loans under the domestic revolving line of credit.

Total Return to Stockholders

The following graph compares the total returns (assuming reinvestment of dividends) of the common stock of Graphic Packaging Holding Company, the Standard & Poor's ("S&P") 500 Stock Index and the Dow Jones ("DJ") U.S. Container & Packaging Index. The graph assumes $100 invested on December 31, 2019 in GPHC's common stock and each of the indices. The stock price performance on the following graph is not necessarily indicative of future stock price performance.



	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Graphic Packaging Holding Company	$ 100.00	$ 103.95	$ 121.60	$ 140.89	$ 158.66	$ 177.28
S&P 500 Stock Index	100.00	118.40	152.39	124.79	157.59	197.02
Dow Jones U.S. Container & Packaging Index	100.00	121.14	134.41	110.49	118.91	136.68

ITEM 6. [RESERVED]

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

INTRODUCTION

This management's discussion and analysis of financial conditions and results of operations is intended to assist you in understanding the Company's past performance, financial condition and prospects. A detailed discussion of the fiscal 2024 year-over-year changes can be found below and a detailed discussion of fiscal 2023 year-over-year changes can be found in Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

OVERVIEW OF BUSINESS

Graphic Packaging is a leading global provider of consumer goods packaging made from renewable or recycled materials. The Company designs and manufactures sustainable packaging solutions including cartons, multipack cartons, trays, carriers, paperboard canisters, and cups and bowls, made primarily from unbleached paperboard, recycled paperboard, and bleached paperboard. Paperboard used in its packaging solutions comes from wood fiber, a renewable resource, and from secondary (reused) fiber. Graphic Packaging's consumer packaging is designed to be recycled, and the Company works across the value chain to make it easier for people to recycle. With this focus, the Company plays an active role in support of the move to a more circular economy and a sustainable future for generations to come. Graphic Packaging's commitment to reducing the environmental impact of everyday consumer packaging is fundamental to our strategy, our goals, and to our business purpose.

The Company serves a wide variety of consumer markets, from food and beverage, to foodservice, household products, beauty and heath care. We produce packaging solutions at over 100 locations in over 20 countries around the world, serving customers and brands ranging from local to multinational consumer products companies and retailers. The Company offers one of the most comprehensive ranges of packaging design, manufacture, and execution capabilities available. Graphic Packaging manufactures a significant amount of the paperboard that it uses to produce packaging solutions, mainly where it believes that self-manufacture provides it with a competitive advantage and allows the Company to deliver better, more consistent results for customers. The Company currently manufactures most of the paperboard it consumes in the Americas and purchases from third parties the majority of the paperboard it consumes in its Europe Paperboard Packaging operations.

Graphic Packaging works closely with its customers to understand their needs and goals and to create new and innovative designs customized to their specific needs. The Company's approach serves to build and strengthen long-term relationships with purchasing, brand management, marketing, and other key customer functions. The Company is organized to bring the full resources of its global and local innovation, design, and manufacturing capabilities to all of its customers, with the goal of delivering packaging solutions that are more circular, more functional, and more convenient.

The Company competes with a wide range of packaging companies whose primary raw materials are paperboard, plastic, multi-layer laminates, shrink film, paper, corrugated board, bio-based materials and other packaging materials. While circularity and sustainability are increasingly important to customers purchase decisions, the Company also competes on the basis of product innovation, price, and execution capabilities. Many of the Company's multi-year supply contracts include terms which provide for the pass through of certain costs including raw materials, energy, labor and other manufacturing costs, with the intention of reducing exposure to the volatility of these costs, many of which are outside of the Company's control.

The Company is implementing strategies (i) to develop and market innovative, packaging products and applications that benefit from consumer-led sustainability trends; (ii) to expand market share in its current markets and to identify and penetrate new markets; (iii) to capitalize on the Company's customer relationships, business competencies, and manufacturing facilities; and (iv) to continue to reduce costs and drive productivity through operational improvements. The Company's ability to fully implement its strategies and achieve its objectives may be influenced by a variety of factors, many of which are beyond its control. We cannot predict with any certainty the impact that rising interest rates, a global or regional recession, or higher inflation may have on our customers or suppliers. Additionally, we are unable to predict the potential effects that any future pandemic or other global health emergency and widespread military and geopolitical conflicts and other social and political unrest or change, including Eastern Europe, Africa and the Middle East, and related sanctions or market disruptions, may have on our business.

Acquisitions and Dispositions

- On May 1, 2024, the Company completed the sale of its Augusta, Georgia bleached paperboard manufacturing facility (the "Augusta Divestiture") to Clearwater Paper Corporation for a total consideration of $711 million.

- During 2024, the Company decided to close multiple packaging facilities by the end of 2024 and early 2025. These are in addition to the multiple packaging facilities that the Company decided to close by the end of 2023 and early 2024. Production from these facilities will be consolidated into other existing packaging facilities. Current Assets within the Consolidated Balance Sheet include $15 million relating to multiple packaging facilities that met the held for sale criteria as of December 31, 2024.

- In January 2023, the Company completed the acquisition of Tama Paperboard, LLC ("Tama"), a recycled paperboard manufacturing facility located in Tama, Iowa, from Greif Packaging LLC for approximately $100 million. Tama is included within the Paperboard Manufacturing reportable segment. Subsequently, in the second quarter of 2023, the Company closed this facility.

- During 2023, the Company decided to close multiple packaging facilities by the end of 2023 and early 2024. Production from these facilities has been consolidated into other existing packaging facilities.

- On September 8, 2023, the Company completed the acquisition of Bell Incorporated ("Bell"), adding three packaging facilities in Sioux Falls, South Dakota and Groveport, Ohio for $262 million. Bell is reported within the Americas Paperboard Packaging reportable segment.

- During the third quarter of 2023, the Company decided to discontinue the project in Texarkana to modify an existing paperboard machine to add swing capacity between bleached and unbleached paperboard in order to focus growth investments in the strategic expansion of recycled paperboard capacity.

- During the third quarter of 2023, the Company announced its decision to permanently decommission the K3 recycled paperboard machine in Kalamazoo, Michigan as part of its recycled paperboard network optimization plan that the Company initiated in 2019.

- During 2022, the Company began the process of divesting its interest in its two packaging facilities in Russia (the "Russian Operations"). The assets and liabilities to be disposed of in connection with this transaction met the held for sale criteria as of June 30, 2022 and each subsequent quarter end through the date of sale, resulting in cumulative impairment charges of $106 million in 2022 and 2023, including $12 million of goodwill impairment. On November 30, 2023, the Company completed the sale of its Russian Operations.

RESULTS OF OPERATIONS

In millions	Year Ended December 31,		
	2024	2023	2022
Net Sales	$ 8,807	$ 9,428	$ 9,440
Income from Operations	1,119	1,174	906
Nonoperating Pension and Postretirement Benefit (Expense) Income	(3)	(3)	7
Interest Expense, Net	(230)	(239)	(197)
Income before Income Taxes and Equity Income of Unconsolidated Entity	886	932	716
Income Tax Expense	(229)	(210)	(194)
Income before Equity Income of Unconsolidated Entity	657	722	522
Equity Income of Unconsolidated Entity	1	1	—
Net Income	$ 658	$ 723	$ 522

2024 COMPARED WITH 2023

Net Sales

The components of the change in Net Sales are as follows:

		Year Ended December 31,						
			Variances					
In millions	**2023**	**Price/ Volume/ Mix**	**M&A**	**Foreign Exchange**	**2024**	**Decrease**	**Percent Change**
Consolidated	$ 9,428	$ (349)	$ (248)	$ (24)	$ 8,807	$ (621)	(6.6)%

The Company's Net Sales in 2024 decreased by $621 million or 6.6%, to $8,807 million from $9,428 million for the same period in 2023, due to the Augusta divestiture and reduced open market paperboard volumes and pricing of bleached paperboard, lower packaging volumes, pricing declines, including pass through of lower input costs in Europe, the divestiture of our two packaging facilities in Russia in 2023 ($92 million) and unfavorable foreign currency exchange ($24 million), partially offset by the acquisition of Bell in September 2023 ($118 million). Innovation sales growth was $205 million driven by conversions to our sustainable consumer packaging solutions. Lower packaging sales in food, household, and health and beauty markets were partially offset by higher packaging sales in foodservice and beverage markets.

Income from Operations

Income from Operations for 2024 decreased $55 million or 5%, to $1,119 million from $1,174 million for the same period in 2023, primarily due to the Augusta Divestiture and bleached paperboard price and volume declines, weather, power and equipment maintenance issues of $30 million and incremental planned maintenance expense and market downtime, offset by the gain from the Augusta divestiture of $75 million. Excluding those items, the negative impact of lower pricing and lower packaging volumes, non-commodity (primarily labor and benefits) cost inflation and foreign currency exchange, were offset by performance, including cost savings from continuous improvement and other programs, and productivity improvements, including benefits from capital projects, innovation sales growth, favorable commodity deflation (primarily external board and energy, partially offset by secondary fiber and byproducts) and the acquisition of Bell in September 2023. Income from Operations was also favorably impacted by a reduction in impairment charges related to the sale of our Russian operations in 2023 (refer to "*Note 19 - Divestitures*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information), a reduction in accelerated depreciation related to the closures of several packaging and paperboard manufacturing facilities of $36 million, and a reduction in charges related to the discontinuation of the Texarkana swing capacity project (refer to "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information).

Interest Expense, Net

Interest Expense, Net was $230 million and $239 million in 2024 and 2023, respectively. Interest Expense, Net decreased primarily due to an increase in capitalized interest. As of December 31, 2024, approximately 36% of the Company's total debt was subject to floating interest rates.

Income Tax Expense

During 2024 and 2023, the Company recognized Income Tax Expense of $229 million and $210 million, on Income before Income Taxes of $886 million and $932 million, respectively.

The effective tax rate for 2024 is different from the statutory rate primarily due to the write off of non-deductible book goodwill associated with the divestiture of Augusta as well as tax benefits of $16 million related to U.S. federal, state and foreign income tax credits, including purchased tax credits.

The effective tax rate for 2023 was different from the statutory rate primarily due to a decrease in the Company's valuation allowances in Sweden, Norway and the Netherlands of $22 million, the establishment of a valuation allowance against the net deferred tax assets in Nigeria of $3 million, as well as tax benefits of $22 million related to U.S. federal, state and foreign income tax credits.

Equity Income of Unconsolidated Entity

Equity Income of Unconsolidated Entity was less than $1 million in both 2024 and 2023 and is related to the Company's equity investment in the Rengo Riverwood Packaging, Ltd. joint venture.

Segment Reporting

The Company has three reportable segments as follows:

Americas Paperboard Packaging includes paperboard packaging sold primarily to consumer packaged goods ("CPG") companies serving the food, beverage, and consumer product markets and cups, lids and food containers sold primarily to foodservice companies and quick-service restaurants ("QSR") in the Americas.

Europe Paperboard Packaging includes paperboard packaging sold primarily to CPG companies serving the food, beverage and consumer product markets, including healthcare and beauty, primarily in Europe.

Paperboard Manufacturing includes the six North American paperboard manufacturing facilities that produce recycled, unbleached and bleached paperboard, which is primarily consumed internally to produce paperboard consumer packaging for the Americas and Europe Paperboard Packaging segments. Paperboard not consumed internally is sold externally to a small group of paperboard packaging converters. The Paperboard Manufacturing segment's Net Sales represent the sale of paperboard only to external customers. The effect of intercompany transfers to the paperboard packaging segments has been eliminated from the Paperboard Manufacturing segment to reflect the economics of the integration of these segments.

The Company allocates certain paperboard manufacturing and corporate costs to the reportable segments to appropriately represent the economics of these segments. The Corporate and Other caption, which does not meet the criteria of a reportable segment, includes the Pacific Rim and Australia operating segments and unallocated corporate and one-time costs.

These segments are evaluated by the chief operating decision maker based primarily on Income from Operations, as adjusted for depreciation and amortization. The accounting policies of the reportable segments are the same as those described in "*Note 1 - Nature of Business and Summary of Significant Accounting Policies*" in the Notes to Consolidated Financial Statements included herein under "Item 8. Financial Statements and Supplementary Data."

		Year Ended December 31,				
In millions		**2024**		**2023**		**2022**
NET SALES:						
Americas Paperboard Packaging	$	6,101	$	6,200	$	6,015
Europe Paperboard Packaging		1,893		2,024		1,973
Paperboard Manufacturing		655		1,022		1,290
Corporate/Other/Eliminations[(a)]		158		182		162
Total	$	8,807	$	9,428	$	9,440
INCOME (LOSS) FROM OPERATIONS:						
Americas Paperboard Packaging[(b)(c)]	$	1,072	$	1,088	$	800
Europe Paperboard Packaging[(c)(d)(e)]		122		127		59
Paperboard Manufacturing[(c)(f)(g)]		(60)		(23)		45
Corporate and Other[(c)]		(15)		(18)		2
Total	$	1,119	$	1,174	$	906

[(a)] Includes revenue from contracts with customers for the Australia and Pacific Rim operating segments.
[(b)] Includes accelerated depreciation related to exit activities in 2024 and 2023. See "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for further information.
[(c)] Includes expenses related to business combinations, exit activities and other special items. See "*Note 1 - General Information*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for further information
[(d)] Includes impairment charges related to Russia in 2023 and 2022. See "*Note 19 - Divestitures*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for further information.
[(e)] Includes accelerated depreciation related to exit activities in 2024. See "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for further information.
[(f)] Includes accelerated depreciation related to exit activities in 2024, 2023, and 2022. See "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for further information.
[(g)] Includes gain from Augusta Divestiture in 2024. See "*Note 19 - Divestitures*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for further information.

2024 COMPARED WITH 2023

Americas Paperboard Packaging

Net Sales decreased due to lower pricing and packaging volumes, partially offset by innovation sales growth driven by conversions to our sustainable consumer packaging solutions, and the acquisition of Bell in September 2023. Lower packaging sales in food and household markets were partially offset by higher packaging sales in the foodservice market.

Income from Operations decreased due to lower pricing and packaging volumes, higher levels of planned maintenance and market downtime, weather and power issues and commodity inflation (primarily secondary fiber and byproducts, partially offset by energy, wood and chemicals) and other inflation (primarily labor and benefits). These decreases were partially offset by performance, including cost savings from continuous improvement and other programs, and productivity improvements, including benefits from capital projects, innovation sales growth, and the acquisition of Bell in September 2023. Income from Operations was also favorably impacted by reductions in accelerated depreciation and charges related to the closures of several packaging facilities (refer to "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information).

Europe Paperboard Packaging

Net Sales decreased due to lower pricing, predominantly due to pass through of lower input costs, the divestiture of our two packaging facilities in Russia in 2023 and unfavorable foreign currency exchange, partially offset by innovation sales growth driven by conversions to our sustainable consumer packaging solutions and higher volumes. Lower packaging sales in food, health and beauty, and household markets were partially offset by higher packaging sales in the beverage market.

Income from Operations decreased due to lower pricing and accelerated depreciation and charges related to the closure of packaging facilities (refer to "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8. Financial Statements and Supplementary Data" for additional information), partially offset by higher packaging volumes, commodity deflation, cost savings from continuous improvement and other programs and favorable foreign currency exchange. The commodity deflation was primarily related to external board, which is passed through to our customers, partially offset by other inflation (primarily labor and benefits). Income from Operations was also favorably impacted by a reduction in impairment charges related to the sale of our Russian operations in 2023. Refer to "*Note 19 - Divestitures*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information.

Paperboard Manufacturing

Net Sales decreased due to the Augusta divestiture and reduced open market paperboard volumes and pricing of bleached paperboard.

Income from Operations decreased due to bleached paperboard price and volume declines (including due to the Augusta Divestiture), weather and power issues, incremental planned maintenance expense and market downtime and commodity and other inflation (primarily secondary fiber, byproduct and labor and benefits offset by energy and wood). This decrease was offset by the gain from the Augusta divestiture (refer to "*Note 19 - Divestitures*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information) and productivity improvements, including benefits from capital projects. Income from Operations was also favorably impacted by reductions in accelerated depreciation related to the closure of Tama (refer to "*Note 18 - Exit Activities*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information), and a reduction in charges related to the discontinuation of the Texarkana swing capacity project.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company broadly defines liquidity as its ability to generate sufficient funds from both internal and external sources to meet its obligations and commitments. In addition, liquidity includes the ability to obtain appropriate debt and equity financing and to convert into cash those assets that are no longer required to meet existing strategic and financial objectives. Therefore, liquidity cannot be considered separately from capital resources that consist of current or potentially available funds for use in achieving long-range business objectives and meeting debt service commitments.

Cash Flows

In millions	Years Ended December 31,	
	2024	2023
Net Cash Provided by Operating Activities	$ 840	$ 1,144
Net Cash Used in Investing Activities	(342)	(1,025)
Net Cash Used in Financing Activities	(489)	(106)

Net cash provided by operating activities in 2024 totaled $840 million, compared to $1,144 million in 2023. The decrease was mainly due to a decrease in income from operations, an increase in payments for income taxes, and higher levels of working capital. Pension contributions in 2024 and 2023 were $12 million and $15 million, respectively.

Net cash used in investing activities in 2024 totaled $342 million, compared to $1,025 million in 2023. The Company had capital spending of $1,203 million ($1,256 million was capitalized of which $1,169 million was for adding capacity and improving process capabilities, $22 million for capital spares and $34 million for manufacturing packaging machinery) and $804 million ($894 million was capitalized) in 2024 and 2023, respectively. The increase in capital spending was driven by the construction of the Company's new recycled paperboard manufacturing facility in Waco, Texas. For more information on the construction of the new recycled paperboard manufacturing facility in Waco, Texas, and continued investments made as part of the integration of acquisitions, see "*Note 18 - Exit Activities*" in the Notes to the Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data." On May 1, 2024, the Company completed the sale of the Augusta Paperboard Manufacturing Facility to Clearwater Paper Corporation for total cash consideration of $711 million. For further discussion of the Company's Divestiture of the Augusta Paperboard Manufacturing Facility, see "*Note 19 - Divestitures*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data". Net cash receipts related to the accounts receivable securitization and sale programs were $152 million and $139 million in 2024 and 2023, respectively. In the prior year the Company completed the acquisition of Tama on January 31, 2023 from Greif Packaging LLC for approximately $100 million. The Company also completed the acquisition of Bell Incorporated, adding three packaging facilities in Sioux Falls, South Dakota and Groveport, Ohio for approximately $262 million on September 8, 2023. For further discussion of the Company's acquired coated recycled paperboard manufacturing facility and packaging facilities, see "*Note 4 - Business Combinations*" in the Notes to the Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

Net cash used in financing activities in 2024 totaled $489 million compared to $106 million in 2023. Current year financing activities included a debt drawing of the new incremental term facilities which consist of a $50 million Incremental Term A-5 Facility (the "Incremental A-5 Loan"), a $200 million Incremental Term A-6 Facility (the "Incremental Term A-6 Loan"), an offering of $500 million aggregate principal amount of 6.375% Senior Unsecured Notes due 2032. The net proceeds were used by the Company to repay a portion of the outstanding borrowings under its senior secured revolving credit facility. The Company also drew $400 million from the senior secured domestic revolving credit facilities and used the proceeds, together with cash on hand, to redeem it's 0.821% Senior Notes due in 2024. The Company also on August 14, 2024 drew $300 million from the senior secured domestic revolving credit facilities and used the proceeds to redeem its 4.125% Senior Notes due in 2024. For further discussion of the Company's newly acquired debt and redemptions, see "*Note 5 - Debt*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data." Other current year activities include borrowings under revolving credit facilities primarily for capital spending, repurchase of common stock of $200 million and payments on debt of $23 million. The Company also paid dividends of $122 million and withheld $25 million of restricted stock units to satisfy tax withholding obligations related to the payout of restricted stock units. In the prior year the Company made borrowings under revolving credit facilities primarily for capital spending, repurchase of common stock of $54 million, and payments on debt of $26 million. The Company also paid dividends and distributions of $123 million and withheld $22 million of restricted stock units to satisfy tax withholding payments related to the payout of restricted stock units.

*Supplemental Guarantor Financial Informatio*n

As a result of International Paper Company's final exchange in 2021, the Company currently owns 100% of the outstanding interests in GPIP. GPIP continued to be treated as a partnership for U.S. federal and state income tax purposes despite IP's exit as a minority partner until September 1, 2022, when, due to an internal restructuring, GPIP became a single member limited liability company, terminating the partnership for income tax purposes. Therefore, GPIL is no longer subject to separate SEC filing requirements. As such, the Company has included Supplemental Guarantor disclosures herein that were previously included in the GPIL SEC filings.

As discussed in "*Note 5 - Debt*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data," the Senior Notes issued by GPIL (the "Issuer") are guaranteed by certain domestic subsidiaries (the "Subsidiary Guarantors"), which consist of all material 100% owned subsidiaries of the issuer other than its foreign subsidiaries, and in certain instances by the Company (a Parent guarantee) (collectively "the Guarantors"). GPIL's remaining subsidiaries (the "Nonguarantor Subsidiaries") include all of GPIL's foreign subsidiaries and immaterial domestic subsidiaries. The Subsidiary Guarantors are jointly and severally, fully and unconditionally liable under the guarantees.

The results of operations, assets, and liabilities for GPHC and GPIL are substantially the same. Therefore, the summarized financial information below is presented on a combined basis, consisting of the Issuer and Subsidiary Guarantors (collectively, the "Obligor Group"), and is presented after the elimination of: (i) intercompany transactions and balances among the Issuer and Subsidiary Guarantors, and (ii) equity in earnings from and investments in the Nonguarantor Subsidiaries.

In millions		**Twelve Months Ended December 31, 2024**
SUMMARIZED STATEMENTS OF OPERATIONS		
Net Sales[(a)]	$	6,772
Cost of Sales		5,187
Income from Operations		996
Net Income		569

[(a)] Includes Net Sales to Nonguarantor Subsidiaries of $586 million.

In millions		**December 31, 2024**
SUMMARIZED BALANCE SHEET		
Current assets (excluding intercompany receivable from Nonguarantor)	$	1,610
Noncurrent assets		6,654
Intercompany receivables from Nonguarantors		231
Current liabilities		1,416
Noncurrent liabilities		5,928

Liquidity and Capital Resources

The Company expects its material cash requirements for the next twelve months will be for: capital expenditures, periodic required income tax payments, periodic interest and debt service payments on associated debt (refer to "*Note 5 - Debt*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information), lease agreements which have fixed lease payment obligations (refer to "*Note 6 - Leases*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information), and minimum purchase commitments (refer to "*Note 13 - Commitments*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data" for additional information) along with ongoing operating costs, working capital, share repurchases and dividend payments. The Company expects its primary sources of liquidity to be cash flows from sales and operating activities in the normal course of operations and availability from its revolving credit facilities, as needed. The Company expects that these sources will be sufficient to fund our ongoing cash requirements for the foreseeable future, including at least the next twelve months.

Principal and interest payments under the term loan facilities and the revolving credit facilities, together with principal and interest payments on the Company's 1.512% Senior Notes due 2026, 4.75% Senior Notes due 2027, 3.50% Senior Notes due 2028, 3.50% Senior Notes due 2029, 2.625% Senior Notes due 2029, 3.75% Senior Notes due 2030 and 6.375% Senior Notes due 2032 (the "Notes"), represent liquidity requirements for the Company. Based upon current levels of operations, anticipated cost savings and expectations as to future growth, the Company believes that cash generated from operations, together with amounts available under its revolving credit facilities and other available financing sources, will be adequate to permit the Company to meet its debt service obligations, necessary capital expenditure program requirements and ongoing operating costs and working capital needs, although no assurance can be given in this regard. The Company's future financial and operating performance, ability to service or refinance its debt and ability to comply with the covenants and restrictions contained in its debt agreements (see "Covenant Restrictions" below) will be subject to future economic conditions, including conditions in the credit markets, and to financial, business and other factors, many of which are beyond the Company's control, and will be substantially dependent on the selling prices and demand for the Company's products, raw material and energy costs, and the Company's ability to successfully implement its overall business and profitability strategies.

Accounts receivable are stated at the amount owed by the customer, net of an allowance for estimated uncollectible accounts, returns and allowances, and cash discounts. The allowance for doubtful accounts is estimated based on historical experience, current economic conditions and the creditworthiness of customers. Receivables are charged to the allowance when determined to be no longer collectible.

The Company has entered into agreements to sell, on a revolving basis, certain trade accounts receivable to third party financial institutions. Transfers under these agreements meet the requirements to be accounted for as sales in accordance with the *Transfers and Servicing* topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification"). The loss on sale is not material and is included in Other Expense, Net in the Consolidated Statements of Operations. The following table summarizes the activity under these programs for the year ended December 31, 2024 and 2023, respectively:

In millions	Year Ended December 31,		
		2024	2023
Receivables Sold and Derecognized	$	3,572 $	3,696
Proceeds Collected on Behalf of Financial Institutions		3,562	3,646
Net Proceeds Received from Financial Institutions		15	28
Deferred Purchase Price at December 31[a]		5	1
Pledged Receivables at December 31		131	150

[a] Included in Other Current Assets on the Consolidated Balance Sheets and represents a beneficial interest in the receivables sold to the financial institutions, which is a Level 3 fair value measure.

Receivables sold under all programs subject to continuing involvement, which consists principally of collection services, were approximately $778 million and $770 million as of December 31, 2024 and 2023, respectively.

The Company also participates in supply chain financing arrangements offered by certain customers that qualify for sale accounting in accordance with the Transfers and Servicing topic of the FASB Codification. As of December 31, 2024 and 2023, the Company sold receivables of $1,104 million and $1,136 million, respectively, related to these arrangements.

The Company has arranged a supplier finance program ("SFP") with a financial intermediary, which provides certain suppliers the option to be paid by the financial intermediary earlier than the due date on the applicable invoice. The transactions are at the sole discretion of both the suppliers and financial institution, and the Company is not a party to the agreements and has no economic interest in the supplier's decision to sell a receivable. The range of payment terms negotiated by the Company with its suppliers is consistent, irrespective of whether a supplier participates in the program. The agreement with the financial intermediary does not require the Company to provide assets pledged as security or other forms of guarantees for the supplier finance program. Amounts due to the Company's suppliers that elected to participate in the SFP program are included in Accounts Payable on the Company's Consolidated Balance Sheets and payments made under the SFP program are reflected in Cash Flows from Operating Activities in the Consolidated Statements of Cash Flows.

The activity of the Company's outstanding obligations confirmed as valid under its SFP for the years ended December 31, 2024, and 2023, is as follows:

In millions	Year Ended December 31,		
		2024	2023
Confirmed Obligations Outstanding at the Beginning of the Year	$	30 $	34
Invoices Confirmed During the Year		108	117
Confirmed Invoices Paid During the Year		(108)	(121)
Confirmed Obligations Outstanding at the End of the Year	$	30 $	30

Non-cash additions to Property, Plant and Equipment, Net included within Accounts Payable on the Company's Consolidated Balance Sheets were $198 million, $145 million and $55 million as of December 31, 2024, 2023 and 2022, respectively.

Covenant Restrictions

Covenants contained in the Current Credit Agreement and the Indentures may, among other things, limit the Company's ability to incur additional indebtedness, dispose of assets, incur guarantee obligations, prepay other indebtedness, repurchase shares, pay dividends and make other restricted payments, create liens, make equity or debt investments, make acquisitions, modify terms of the Indentures under which the Notes are issued, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, and engage in certain transactions with affiliates. Such restrictions, as well as disruptions in the credit markets, could limit the Company's ability to respond to changing market conditions, fund its capital spending program, provide for unexpected capital investments or take advantage of business opportunities.

Under the terms of the Current Credit Agreement, the Company must comply with a maximum Consolidated Total Leverage Ratio covenant and a minimum Consolidated Interest Expense Ratio covenant.

The Current Credit Agreement requires that the Company maintain a maximum Consolidated Total Leverage Ratio of less than 4.25 to 1.00. At December 31, 2024, the Company was in compliance with such covenant and the ratio was 2.81 to 1.00.

The Company must also comply with a minimum Consolidated Interest Expense Ratio of 3.00 to 1.00. At December 31, 2024, the Company was in compliance with such covenant and the ratio was 7.31 to 1.00.

As of December 31, 2024, the Company's credit was rated BB+ by Standard & Poor's and Ba1 by Moody's Investor Services. Standard & Poor's and Moody's Investor Services' ratings on the Company included a stable outlook.

Environmental Matters

Some of the Company's current and former facilities are the subject of environmental investigations and remediations resulting from historical operations and the release of hazardous substances or other constituents. Some current and former facilities have a history of industrial usage for which investigation and remediation obligations may be imposed in the future or for which indemnification claims may be asserted against the Company. Also, closures or sales of facilities may necessitate further investigation and may result in remediation at those facilities. The Company has established reserves for those facilities or issues where liability is probable and the costs are reasonably estimable. The Company believes that the amounts accrued for its loss contingencies, and the reasonably possible loss beyond the amounts accrued, are not material to the Company's consolidated financial position, results of operations or cash flows.

For further discussion of the Company's environmental matters, see "*Note 14 - Environmental and Legal Matters*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

International Operations

The Company has packaging facilities and one paperboard manufacturing facility in 20 countries outside of the U.S. and sells its products worldwide. For 2024, before intercompany eliminations, net sales from operations outside of the U.S. represented approximately 30% of the Company's net sales. The Company's revenues from export sales fluctuate with changes in foreign currency exchange rates. In addition, at December 31, 2024, approximately 26% of the Company's total assets were denominated in currencies other than the U.S. dollar. The Company has significant operations in countries that use the Euro, British pound sterling, Swedish krona, Polish zloty, the Australian dollar, the Canadian dollar, the Mexico peso or the Japanese yen as their functional currencies. The effect of changes in the U.S. dollar exchange rate against these currencies produced a net currency translation adjustment loss of $149 million, which was recorded in Other Comprehensive Income (Loss) for the year ended December 31, 2024. The magnitude and direction of this adjustment in the future depends on the relationship of the U.S. dollar to other currencies. The Company pursues a currency hedging program in order to reduce the impact of foreign currency exchange fluctuations on financial results. See "Financial Instruments" below.

Financial Instruments

The Company pursues a currency hedging program which utilizes derivatives to reduce the impact of foreign currency exchange fluctuations on its consolidated financial results. Under this program, the Company has previously entered into forward exchange contracts in the normal course of business to hedge certain foreign currency denominated transactions. Realized and unrealized gains and losses on these forward contracts are included in the measurement of the basis of the related foreign currency transaction when recorded. The Company also pursues a hedging program that utilizes derivatives designed to manage risks associated with future variability in cash flows and price risk related to future energy cost increases. Under this program, the Company has entered into natural gas swap contracts to hedge a portion of its forecasted natural gas usage for 2025. Realized gains and losses on these contracts are included in the financial results concurrently with the recognition of the commodity consumed. In addition, the Company has used interest rate swaps to manage interest rate risks on future interest payments caused by interest rate changes on its variable rate term loan facility. The Company does not hold or issue financial instruments for trading purposes. See "Item 7A., Quantitative and Qualitative Disclosure About Market Risk."

Off-Balance Sheet Arrangements

The Company had $30 million of standby letters of credit issued under a separate unsecured facility as of December 31, 2024 as disclosed in "*Note 5 - Debt*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data. The Company does not have any other off-balance sheet arrangements.

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from these estimates, and changes in these estimates are recorded when known. The critical accounting policies used by management in the preparation of the Company's consolidated financial statements are those that are important both to the presentation of the Company's financial condition and results of operations and require significant judgments by management with regard to estimates used. The critical judgments by management relate to future cash flows associated with impairment testing for goodwill and long-lived assets, and deferred income taxes.

Goodwill

The Company evaluates goodwill for potential impairment annually as of October 1, as well as whenever events or changes in circumstances suggest that the fair value of a reporting unit may no longer exceed its carrying amount. Potential impairment of goodwill is measured at the reporting unit level by comparing the reporting unit's carrying amount, including goodwill, to the estimated fair value of the reporting unit. As of October 1, 2024, the Company had seven reporting units, five of which had goodwill.

Periodically, the Company may perform a qualitative impairment analysis of goodwill associated with each of its reporting units to determine if it is more likely than not that the carrying value of a reporting unit exceeded its fair value. If the results of the qualitative analysis of any of the reporting units is inconclusive, or if significant changes in the business have occurred since the last quantitative impairment assessment, the Company will perform a quantitative analysis for those reporting units.

As of October 1, 2024, the Company performed a quantitative impairment test. The quantitative analysis involves calculating the fair value of each reporting unit by utilizing a discounted cash flow analysis based on the Company's business plans, discounted using a weighted average cost of capital and market indicators of terminal year cash flows based upon a multiple of earnings before interest, taxes, depreciation and amortization ("EBITDA").

Estimating the fair value of the reporting unit involves uncertainties as it requires management to consider a number of factors, including but not limited to, future operating results, business plans, economic projections of revenues and operating margins, estimated future cash flows, and market data and analysis, including market capitalization. Fair value determinations are sensitive to changes in the factors described above. There are inherent uncertainties related to these factors and judgments used to estimate reporting unit fair value and the related analysis of potential goodwill impairment.

The variability of the assumptions that management uses to perform the goodwill impairment test depends on a number of conditions, including uncertainty about future events and cash flows. Accordingly, the Company's accounting estimates may materially change from period to period due to changing market factors. If the Company had used other assumptions and estimates or if different conditions occur in future periods, future operating results and cash flows could be materially impacted, and judgments and conclusions about the recoverability of goodwill could change. The assumptions used in the goodwill impairment testing process could also be adversely impacted by certain of the risks discussed in "Item 1A., Risk Factors" and thus could result in future goodwill impairment charges.

The Company performed its annual goodwill impairment tests as of October 1, 2024. The Company concluded that all reporting units with goodwill have a fair value that exceeded their carrying value, and thus goodwill was not impaired. The discount rate used for each reporting unit ranged from 7% to 8%, and we utilized a transaction multiple of 9.0 times to calculate terminal period cash flows. The Europe reporting unit had a fair value that exceeded its respective carrying value by 24%, whereas all other reporting units exceeded by more than 69%. If we had concluded that it was appropriate to increase the discount rate we used by 100 basis points to estimate the fair value of our respective reporting units, the fair value of each reporting unit would have continued to exceed its carrying amount. The Europe reporting unit had goodwill totaling $500 million. The Company does not believe it is likely that there will be material changes in the assumptions or estimates used to calculate the reporting unit fair values.

Recovery of Long-Lived Assets

The Company evaluates the recovery of its long-lived assets by analyzing operating results and considering significant events or changes in the business environment that may have triggered impairment. The Company reviews long-lived assets (including property, plant and equipment and intangible assets) for impairment whenever events or changes in circumstances indicate that the carrying amount of such long-lived assets may not be fully recoverable by undiscounted cash flows. Measurement of the impairment loss, if any, is based on the fair value of the asset, which is determined by an income, cost or market approach.

Deferred Income Taxes and Potential Assessments

According to the Income Taxes topic of the FASB Codification, a valuation allowance is required to be established or maintained when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized. The FASB Codification provides important factors in determining whether a deferred tax asset will be realized, including whether there has been sufficient taxable income in recent years and whether sufficient income can reasonably be expected in future years in order to utilize the deferred tax asset. The Company has evaluated the need to maintain a valuation allowance for deferred tax assets based on its assessment of whether it is more likely than not that deferred tax benefits would be realized through the generation of future taxable income. Appropriate consideration was given to all available evidence, both positive and negative, in assessing the need for a valuation allowance. In determining whether a valuation allowance is required, many factors are considered, including the specific taxing jurisdiction, the carryforward period, reversals of existing taxable temporary differences, cumulative pretax book earnings, income tax strategies and forecasted earnings for the entities in each jurisdiction.

As of December 31, 2024, the Company has a valuation allowance of $45 million against its net deferred tax assets in certain foreign jurisdictions and against domestic deferred tax assets related to certain federal tax credit carryforwards. As of December 31, 2023, a total valuation allowance of $37 million was recorded.

As of December 31, 2024, the Company has provided for deferred U.S. income taxes attributable to future withholding tax expense related to the Company's equity investment in the joint venture, Rengo Riverwood Packaging, Ltd. In addition, the Company provided deferred income taxes for future Canadian withholding tax to the extent of excess cash available for distribution after consideration of working capital needs and other debt settlement of its Canadian subsidiary, Graphic Packaging International Canada, ULC. The Company continues to assert that it is permanently reinvested in the cumulative earnings of its Canadian subsidiary in excess of the amount of cash that is on hand and available for distribution after consideration of working capital needs and other debt settlement. The Company determined that no deferred tax liability should be recorded related to the outside basis difference of its Canadian subsidiary as of December 31, 2024.

The Company has not provided for deferred U.S. income taxes on outside basis differences of approximately $80 million in its other international subsidiaries because of the Company's intention to indefinitely reinvest its earnings outside the U.S. The determination of the amount of the unrecognized deferred income tax liability (primarily withholding tax in certain jurisdictions) on the unremitted earnings or any other associated outside basis differences is not practicable because of the complexities associated with the calculation.

The Company has elected to recognize global intangible low-taxed income ("GILTI") as a period cost as incurred, therefore there are no deferred taxes recognized for basis differences that are expected to impact the amount of the GILTI inclusion upon reversal.

NEW ACCOUNTING STANDARDS

For a discussion of recent accounting pronouncements impacting the Company, see "*Note 1 - Nature of Business and Summary of Significant Accounting Policies*" in the Notes to Consolidated Financial Statements included herein under "Item 8., Financial Statements and Supplementary Data."

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK*

The Company does not trade or use derivative instruments with the objective of earning financial gains on interest or currency rates, nor does it use leveraged instruments or instruments where there are no underlying exposures identified.

Interest Rates

The Company is exposed to changes in interest rates, primarily as a result of its short-term and long-term debt, which include both fixed and floating rate debt. The Company has previously used interest rate swaps to manage interest rate risks on future interest payments caused by interest rate changes on its variable rate term loan facilities. At December 31, 2024, the Company had no outstanding interest rate swaps.

The table below sets forth interest rate sensitivity information related to the Company's debt.

Long-Term Debt Principal Amount by Maturity-Average Interest Rate

Expected Maturity Date

In millions	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Total Debt								
Fixed Rate	$—	$504	$300	$875	$650	$900	$ 3,229	$ 3,096
Average Interest Rate	—%	1.98%	4.75%	3.10%	3.10%	5.21%		
Variable Rate	$14	$23	$35	$285	$1,458	$2	$ 1,817	$ 1,798
	SOFR+ Spread	SOFR+ Spread	SOFR+ Spread	SOFR+ Spread	SOFR+ Spread	SOFR+ Spread		

Net Investment Hedge

On October 29, 2021 and November 19, 2021, the Company drew the full amount of the €210 million delayed draw term loan facility and completed a private offering of €290 million aggregate principal amount of the 2.625% senior unsecured notes due 2029, respectively. The Company designated this Euro-denominated debt as a non-derivative net investment hedge of a portion of our net investment in Euro functional currency denominated subsidiaries to offset currency fluctuations.

Derivatives not Designated as Hedges

The Company enters into forward exchange contracts to effectively hedge substantially all receivables resulting from transactions denominated in foreign currencies. The purpose of these forward exchange contracts is to protect the Company from the risk that the eventual functional currency cash flows resulting from the collection of these receivables will be adversely affected by changes in exchange rates. At December 31, 2024, multiple foreign currency forward exchange contracts existed, with maturities ranging up to eight months. Those forward currency exchange contracts outstanding at December 31, 2024, when aggregated and measured in U.S. dollars at December 31, 2024 contractual rates, had net notional amounts totaling $116 million. The Company continuously monitors these forward exchange contracts and adjusts accordingly to minimize the exposure.

Natural Gas Contracts

The Company has hedged a portion of its expected natural gas usage for 2025. The carrying value and fair value of the natural gas swap contracts is a net asset of $1 million as of December 31, 2024. Such contracts are designated as cash flow hedges and are accounted for by deferring the quarterly change in fair value of the outstanding contracts in Accumulated Other Comprehensive Loss in Shareholders' Equity. The resulting gain or loss is reclassified into Cost of Sales concurrently with the recognition of the commodity consumed.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS

GRAPHIC PACKAGING HOLDING COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS

In millions, except per share amounts		Year Ended December 31,		
		2024	**2023**	**2022**
Net Sales	$	8,807 $	9,428 $	9,440
Cost of Sales		6,845	7,311	7,610
Selling, General and Administrative		774	805	774
Other Expense, Net		64	64	19
Business Combinations, Exit Activities and Other Special Items, Net		5	74	131
Income from Operations		1,119	1,174	906
Nonoperating Pension and Postretirement Benefit (Expense) Income		(3)	(3)	7
Interest Expense, Net		(230)	(239)	(197)
Income before Income Taxes and Equity Income of Unconsolidated Entity		886	932	716
Income Tax Expense		(229)	(210)	(194)
Income before Equity Income of Unconsolidated Entity		657	722	522
Equity Income of Unconsolidated Entity		1	1	—
Net Income	$	658 $	723 $	522
Net Income Per Share - Basic	$	2.16 $	2.35 $	1.69
Net Income Per Share - Diluted	$	2.16 $	2.34 $	1.69

The accompanying notes are an integral part of the consolidated financial statements.

GRAPHIC PACKAGING HOLDING COMPANY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year Ended December 31, 2024

In millions	Graphic Packaging Holding Company		Noncontrolling Interest		Total	
Net Income	$	658	$	—	$	658
Other Comprehensive Income (Loss), Net of Tax:						
Derivative Instruments		7		—		7
Currency Translation Adjustment		(149)		—		(149)
Total Other Comprehensive Loss, Net of Tax		(142)		—		(142)
Total Comprehensive Income	$	516	$	—	$	516

Year Ended December 31, 2023

In millions	Graphic Packaging Holding Company		Noncontrolling Interest		Total	
Net Income	$	723	$	—	$	723
Other Comprehensive Income (Loss), Net of Tax:						
Derivative Instruments		3		—		3
Pension and Postretirement Benefit Plans		(4)		—		(4)
Currency Translation Adjustment		65		—		65
Total Other Comprehensive Income, Net of Tax		64		—		64
Total Comprehensive Income	$	787	$	—	$	787

Year Ended December 31, 2022

In millions	Graphic Packaging Holding Company		Noncontrolling Interest		Total	
Net Income	$	522	$	—	$	522
Other Comprehensive Income (Loss), Net of Tax:						
Derivative Instruments		4		—		4
Pension and Postretirement Benefit Plans		(9)		—		(9)
Currency Translation Adjustment		(148)		(1)		(149)
Total Other Comprehensive Loss, Net of Tax		(153)		(1)		(154)
Total Comprehensive Income (Loss)	$	369	$	(1)	$	368

The accompanying notes are an integral part of the consolidated financial statements.

GRAPHIC PACKAGING HOLDING COMPANY
CONSOLIDATED BALANCE SHEETS

		December 31,	
In millions, except share and per share amounts		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	157 $	162
Receivables, Net		759	835
Inventories, Net		1,754	1,754
Other Current Assets		99	94
Assets Held for Sale		15	—
Total Current Assets		2,784	2,845
Property, Plant and Equipment, Net		5,258	4,992
Goodwill		1,993	2,103
Intangible Assets, Net		667	820
Other Assets		442	415
Total Assets	$	11,144 $	11,175
LIABILITIES			
Current Liabilities:			
Short-Term Debt and Current Portion of Long-Term Debt	$	39 $	764
Accounts Payable		1,116	1,094
Compensation and Employee Benefits		176	273
Interest Payable		73	63
Other Accrued Liabilities		499	395
Total Current Liabilities		1,903	2,589
Long-Term Debt		5,145	4,609
Deferred Income Tax Liabilities		613	731
Accrued Pension and Postretirement Benefits		94	104
Other Noncurrent Liabilities		376	360
Commitments (Note 13)			
SHAREHOLDERS' EQUITY			
Preferred Stock, par value $.01 per share; 100,000,000 shares authorized; no shares issued or outstanding		—	—
Common Stock, par value $.01 per share; 1,000,000,000 shares authorized; 300,163,372 and 306,058,815 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively		3	3
Capital in Excess of Par Value		2,054	2,062
Retained Earnings		1,410	1,029
Accumulated Other Comprehensive Loss		(455)	(313)
Total Graphic Packaging Holding Company Shareholders' Equity		3,012	2,781
Noncontrolling Interest		1	1
Total Equity		3,013	2,782
Total Liabilities and Shareholders' Equity	$	11,144 $	11,175

The accompanying notes are an integral part of the consolidated financial statements.

GRAPHIC PACKAGING HOLDING COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

In millions, except share amounts	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total Equity
Balances at December 31, 2021	**307,103,551**	**$ 3**	**$ 2,046**	**$ 66**	**$ (224)**	**$ 2**	**$ 1,893**
Net Income	—	—	—	522	—	—	522
Other Comprehensive Income (Loss), Net of Tax:							
Derivative Instruments	—	—	—	—	4	—	4
Pension and Postretirement Benefit Plans	—	—	—	—	(9)	—	(9)
Currency Translation Adjustment	—	—	—	—	(148)	(1)	(149)
Repurchase of Common Stock	(1,315,839)	—	(8)	(20)	—	—	(28)
Dividends Declared	—	—	—	(99)	—	—	(99)
Recognition of Stock-Based Compensation	—	—	16	—	—	—	16
Issuance of Shares for Stock-Based Awards	1,328,377	—	—	—	—	—	—
Balances at December 31, 2022	**307,116,089**	**$ 3**	**$ 2,054**	**$ 469**	**$ (377)**	**$ 1**	**$ 2,150**
Net Income	—	—	—	723	—	—	723
Other Comprehensive Income (Loss), Net of Tax:							
Derivative Instruments	—	—	—	—	3	—	3
Pension and Postretirement Benefit Plans	—	—	—	—	(4)	—	(4)
Currency Translation Adjustment	—	—	—	—	65	—	65
Repurchase of Common Stock	(2,389,224)	—	(14)	(40)	—	—	(54)
Dividends Declared	—	—	—	(123)	—	—	(123)
Recognition of Stock-Based Compensation	—	—	22	—	—	—	22
Issuance of Shares for Stock-Based Awards	1,331,950	—	—	—	—	—	—
Balances at December 31, 2023	**306,058,815**	**$ 3**	**$ 2,062**	**$ 1,029**	**$ (313)**	**$ 1**	**$ 2,782**
Net Income	—	—	—	658	—	—	658
Other Comprehensive Income (Loss), Net of Tax:							
Derivative Instruments	—	—	—	—	7	—	7
Currency Translation Adjustment	—	—	—	—	(149)	—	(149)
Repurchase of Common Stock	(7,243,734)	—	(46)	(156)	—	—	(202)
Dividends Declared	—	—	—	(121)	—	—	(121)
Recognition of Stock-Based Compensation	—	—	38	—	—	—	38
Issuance of Shares for Stock-Based Awards	1,348,291	—	—	—	—	—	—
Balances at December 31, 2024	**300,163,372**	**$ 3**	**$ 2,054**	**$ 1,410**	**$ (455)**	**$ 1**	**$ 3,013**

The accompanying notes are an integral part of the consolidated financial statements.

GRAPHIC PACKAGING HOLDING COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
In millions	**2024**	**2023**	**2022**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ 658	$ 723	$ 522
Adjustments to Reconcile Net Income to Net Cash Provided by (Used in) Operating Activities:			
Depreciation and Amortization	557	619	553
Amortization of Deferred Debt Issuance Costs	6	6	9
Deferred Income Taxes	(119)	22	131
Amount of Postretirement Expense Less Than Funding	(3)	(5)	(18)
Gain on Disposal of Business	(75)	—	—
Asset Impairment Charges	—	29	96
Share Based Compensation Expense	62	44	34
Other, Net	23	14	(19)
Changes in Operating Assets and Liabilities, Net of Acquisitions (See Note 3)	(269)	(308)	(218)
Net Cash Provided by Operating Activities	840	1,144	1,090
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital Spending	(1,169)	(781)	(522)
Packaging Machinery Spending	(34)	(23)	(27)
Acquisition of Businesses, Net of Cash Acquired	—	(361)	—
Proceeds from the Sale of Business	711	—	—
Beneficial Interest on Sold Receivables	250	184	125
Beneficial Interest Obtained in Exchange for Proceeds	(98)	(45)	(6)
Other, Net	(2)	1	(5)
Net Cash Used in Investing Activities	(342)	(1,025)	(435)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repurchase of Common Stock	(200)	(54)	(28)
Payments on Debt	(23)	(26)	(14)
Proceeds from Issuance of Debt	750	—	—
Retirement of Long-Term Debt	(700)	—	(250)
Borrowings under Revolving Credit Facilities	4,584	4,449	3,929
Payments on Revolving Credit Facilities	(4,747)	(4,314)	(4,195)
Debt Issuance Costs	(9)	—	—
Repurchase of Common Stock related to Share-Based Payments	(25)	(22)	(18)
Dividends Paid	(122)	(123)	(92)
Other, Net	3	(16)	2
Net Cash Used in Financing Activities	(489)	(106)	(666)
Increase (Decrease) in cash and cash equivalents, including cash classified within assets held for sale	9	13	(11)
Less: Cash reclassified to Assets Held for Sale	1	—	5
Effect of Exchange Rate Changes on Cash	(15)	(1)	(6)
Net (Decrease) Increase in Cash and Cash Equivalents	(5)	12	(22)
Cash and Cash Equivalents at Beginning of Year	162	150	172
Cash and Cash Equivalents at End of Year	$ 157	$ 162	$ 150
Non-cash Investing Activities:			
Beneficial Interest Obtained in Exchange for Trade Receivables	$ 160	$ 141	$ 118
Right-of-Use Assets Obtained in Exchange for New Operating Lease Liabilities	$ 104	$ 70	$ 52
Non-cash Financing Activities:			
Right-of-Use Assets Obtained in Exchange for New Finance Lease Liabilities	$ 1	$ —	$ 42

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 — NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Graphic Packaging Holding Company ("GPHC" and, together with its subsidiaries, the "Company") is committed to providing consumer packaging that makes a world of difference. The Company, a leading sustainable consumer packaging provider, operates on a global basis, is one of the largest producers of cartons and containers for the packaging of consumer goods and paperboard-based foodservice packaging solutions in the United States ("U.S.") and Europe, and holds leading market positions in paperboard used to produce consumer packaging solutions, including recycled, unbleached and bleached paperboard.

The Company's customers include many of the world's most widely recognized companies and brands with prominent market positions in beverage, food, foodservice and other consumer products. The Company strives to provide innovative paperboard packaging solutions preferred by consumers. The Company delivers marketing and performance benefits to its customers through its global packaging network, its proprietary carton and packaging designs, and its commitment to quality, service, and environmental stewardship.

Basis of Presentation and Principles of Consolidation

The Company's Consolidated Financial Statements include all subsidiaries in which the Company has the ability to exercise direct or indirect control over operating and financial policies. Intercompany transactions and balances are eliminated in consolidation.

The Company is a party to a Japanese joint venture, Rengo Riverwood Packaging, Ltd. in which it holds a 50% ownership interest that is accounted for using the equity method.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting periods. Actual results could differ from these estimates, and changes in these estimates are recorded when known. Estimates are used in accounting for, among other things, pension benefits, retained insurable risks, slow-moving and obsolete inventory, allowance for doubtful accounts, useful lives for depreciation and amortization, impairment testing of goodwill and long-lived assets, fair values related to acquisition accounting, fair value of derivative financial instruments, share based compensation, deferred income tax assets and potential income tax assessments, and loss contingencies.

Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and other marketable securities that are highly liquid with maturities of three months or less.

Accounts Receivable and Allowances

Accounts receivable are stated at the amount owed by the customer, net of an allowance for estimated uncollectible accounts, returns and allowances, and cash discounts. The allowance for doubtful accounts is estimated based on historical experience, current economic conditions and the creditworthiness of customers. Receivables are charged to the allowance when determined to be no longer collectible.

The Company has entered into agreements to sell, on a revolving basis, certain trade accounts receivable to third party financial institutions. Transfers under these agreements meet the requirements to be accounted for as sales in accordance with the *Transfers and Servicing* topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (the "Codification"). The loss on sale is included in Other Expense, Net in the Consolidated Statements of Operations. The following table summarizes the activity under these programs for the year ended December 31, 2024 and 2023, respectively:

In millions	Year Ended December 31,	
	2024	2023
Receivables Sold and Derecognized	$ 3,572	$ 3,696
Proceeds Collected on Behalf of Financial Institutions	3,562	3,646
Net Proceeds Received from Financial Institutions	15	28
Deferred Purchase Price at December 31[(a)]	5	1
Pledged Receivables at December 31	131	150

[(a)] Included in Other Current Assets on the Consolidated Balance Sheets and represents a beneficial interest in the receivables sold to the financial institutions, which is a Level 3 fair value measure.

Receivables sold under all programs subject to continuing involvement, which consists principally of collection services, were $778 million and $770 million as of December 31, 2024 and 2023, respectively.

The Company also participates in supply chain financing arrangements offered by certain customers that qualify for sale accounting in accordance with the Transfers and Servicing topic of the FASB Codification. As of December 31, 2024 and 2023, the Company sold receivables of $1,104 million and $1,136 million, respectively, related to these arrangements.

Accounts Payable and Supplier Finance Program

The Company has arranged a supplier finance program ("SFP") with a financial intermediary, which provides certain suppliers the option to be paid by the financial intermediary earlier than the due date on the applicable invoice. The transactions are at the sole discretion of both the suppliers and financial institution, and GPHC is not a party to the agreements and has no economic interest in the supplier's decision to sell a receivable. The range of payment terms negotiated by the Company with its suppliers is consistent, irrespective of whether a supplier participates in the program. The agreement with the financial intermediary does not require GPHC to provide assets pledged as security or other forms of guarantees for the supplier finance program. Amounts due to the Company's suppliers that elected to participate in the SFP program are included in Accounts Payable on the Consolidated Balance Sheets and payments made under the SFP program are reflected in Cash Flows from Operating Activities in the Consolidated Statements of Cash Flows.

The activity of the Company's outstanding obligations confirmed as valid under its SFP for the years ended December 31, 2024 and 2023, is as follows:

In millions	Year Ended December 31,	
	2024	2023
Confirmed Obligations Outstanding at the Beginning of the Year	$ 30	$ 34
Invoices Confirmed During the Year	108	117
Confirmed Invoices Paid During the Year	(108)	(121)
Confirmed Obligations Outstanding at the End of the Year	$ 30	$ 30

Non-cash additions to Property, Plant and Equipment, Net included within Accounts Payable on the Consolidated Balance Sheets were $198 million, $145 million, and $55 million as of December 31, 2024, 2023 and 2022, respectively.

Concentration of Credit Risk

The Company's cash, cash equivalents, and accounts receivable are potentially subject to concentration of credit risk. Cash and cash equivalents are placed with financial institutions that management believes are of high credit quality. Accounts receivable are derived from revenue earned from customers located in the U.S. and internationally and generally do not require collateral. For the years ended December 31, 2024, 2023, and 2022, no customer accounted for more than 10% of net sales.

Inventories

Inventories are stated at the lower of cost and net realizable value with cost determined based on standard (which approximates actual), average or actual cost. Work in progress and finished goods inventories are valued at the cost of raw material consumed plus direct manufacturing costs (such as labor, utilities and supplies) as incurred and an applicable portion of manufacturing overhead. Inventories are stated net of an allowance for slow-moving and obsolete inventory.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Improvements, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance charges are expensed as incurred. The Company's cost and related accumulated depreciation applicable to assets retired or sold are removed from the accounts and the gain or loss on disposition is included in income from operations.

Interest is capitalized on assets under construction for one year or longer with an estimated spending of $1 million or more. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. Capitalized interest was $34 million, $8 million and $5 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The Company assesses its long-lived assets, including certain identifiable intangibles, for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. To analyze recoverability, the Company projects future cash flows, undiscounted and before interest, over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets. The Company assesses the appropriateness of the useful life of its long-lived assets periodically.

Depreciation and Amortization

Depreciation is computed using the straight-line method based on the following estimated useful lives of the related assets:

Buildings	40 years
Land improvements	15 years
Machinery and equipment	3 to 40 years
Furniture and fixtures	10 years
Automobiles, trucks and tractors	3 to 5 years

Depreciation expense, including the depreciation expense of assets under finance leases, for 2024, 2023 and 2022 was $463 million, $528 million and $463 million, respectively.

Intangible Assets

Intangible assets with a determinable life are amortized on a straight-line or accelerated basis over their useful lives. The amortization expense for each intangible asset is recorded in the Consolidated Statements of Operations according to the nature of that asset.

Goodwill is the Company's only intangible asset not subject to amortization. The following table displays the intangible assets that continue to be subject to amortization and accumulated amortization expense as of December 31, 2024 and 2023:

In millions	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable Intangible Assets:						
Customer Relationships	$ 1,470	$ (855)	$ 615	$ 1,574	$ (796)	$ 778
Non-Compete Agreements	3	(1)	2	3	—	3
Patents, Trademarks, Licenses, Leases and Developed Technology	170	(120)	50	157	(118)	39
Total	$ 1,643	$ (976)	$ 667	$ 1,734	$ (914)	$ 820

The Company recorded amortization expense for the years ended December 31, 2024, 2023 and 2022 of $94 million, $91 million and $90 million, respectively. The Company expects amortization expense for the next five consecutive years to be approximately as follows: $57 million, $52 million, $51 million, $49 million, and $48 million.

Goodwill

The Company tests goodwill for impairment annually as of October 1, as well as whenever events or changes in circumstances suggest that the estimated fair value of a reporting unit may no longer exceed its carrying amount.

The Company tests goodwill for impairment at the reporting unit level, which is an operating segment or a level below an operating segment, which is referred to as a component. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and management regularly reviews the operating results of that component. Two or more components of an operating segment are aggregated and deemed a single reporting unit if the components have similar economic characteristics.

Potential goodwill impairment is measured at the reporting unit level by comparing the reporting unit's carrying amount (including goodwill), to the fair value of the reporting unit. When performing the quantitative analysis, the estimated fair value of each reporting unit is determined by utilizing a discounted cash flow analysis based on the Company's forecasts, discounted using a weighted average cost of capital and market indicators of terminal year cash flows based upon a multiple of EBITDA. If the carrying amount of a reporting unit exceeds its estimated fair value, goodwill is considered impaired. In determining fair value, management relies on and considers a number of factors, including but not limited to, future operating results, business plans, economic projections of revenues and operating margins, forecasts including future cash flows, and market data and analysis, including market capitalization. The assumptions used are based on what a hypothetical market participant would use in estimating fair value. Fair value determinations are sensitive to changes in the factors described above. There are inherent uncertainties related to these factors and judgments in applying them to the analysis of goodwill impairment.

Periodically, the Company may perform a qualitative impairment analysis of goodwill associated with each of its reporting units to determine if it is more likely than not that the carrying value of a reporting unit exceeded its fair value. However, the Company performed a quantitative impairment test as of October 1, 2024, and concluded goodwill was not impaired for any of its reporting units.

The following is a rollforward of goodwill by reportable segment:

In millions	Americas Paperboard Packaging	Europe Paperboard Packaging	Paperboard Manufacturing	Corporate/ Other[a]	Total
Balance at December 31, 2022	$ 980	$ 481	$ 506	$ 12	$ 1,979
Acquisition of Businesses[b]	42	—	59	—	101
Foreign Currency Effects	6	18	—	(1)	23
Balance at December 31, 2023	$ 1,028	$ 499	$ 565	$ 11	$ 2,103
Acquisition of Businesses[b]	(2)	—	—	—	(2)
Disposal of business[c]	—	—	(68)	—	(68)
Foreign Currency Effects	(9)	(30)	—	(1)	(40)
Balance at December 31, 2024	$ 1,017	$ 469	$ 497	$ 10	$ 1,993

[a] Includes Australia operating segment.
[b] Represents goodwill and final purchase accounting adjustments recorded for Bell and Tama, respectively.
[c] Relates to the Company's divestiture of its Augusta Paperboard Manufacturing Facility (see "*Note 19 - Divestitures*").

Asset Retirement Obligations

Asset retirement obligations are accounted for in accordance with the provisions of the *Asset Retirement and Environmental Obligations* topic of the FASB Codification. A liability and asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists and the liability can be reasonably estimated. The liability is accreted over time and the asset is depreciated over the remaining life of the asset. Upon settlement of the liability, the Company will recognize a gain or loss for any difference between the settlement amount and the liability recorded. Asset retirement obligations with indeterminate settlement dates are not recorded until such time that a reasonable estimate may be made. The Company's asset retirement obligations consist primarily of landfill closure and post-closure costs at certain of our paperboard manufacturing facilities. At December 31, 2024 and 2023, the Company had liabilities of $12 million and $14 million, respectively. The liabilities are primarily reflected as Other Noncurrent Liabilities on the Consolidated Balance Sheets.

International Currency

The functional currency of the international subsidiaries is usually the local currency for the country in which the subsidiaries own their primary assets. The translation of the applicable currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for revenue and expense accounts using an average exchange rate during the period. Any related translation adjustments are recorded directly to a separate component of Shareholders' Equity, unless there is a sale or substantially complete liquidation of the underlying foreign investments. Gains and losses on foreign currency transactions are included in Other Expense, Net in the Consolidated Statements of Operations, for the period in which the exchange rate changes.

The Company pursues a currency hedging program which utilizes derivatives to reduce the impact of foreign currency exchange fluctuations on its consolidated financial results. Under this program, the Company has entered into forward exchange contracts in the normal course of business to hedge certain foreign currency denominated transactions. Realized and unrealized gains and losses on these forward contracts are included in the measurement of the basis of the related foreign currency transaction when recorded.

Revenue Recognition

The Company has two primary activities, manufacturing and the converting of paperboard for and into consumer packaging made from renewable resources, from which it generates revenue from contracts with customers. Revenue is disaggregated primarily by geography and type of activity as further explained in "*Note 15 - Business Segment and Geographic Area Information.*" All reportable segments and the Australia and Pacific Rim operating segments recognize revenue under the same method, allocate transaction price using similar methods, and have similar economic factors impacting the uncertainty of revenue and related cash flows.

Revenue is recognized on the Company's annual and multi-year supply contracts when the Company satisfies the performance obligation by transferring control over the product or service to a customer, which is generally based on shipping terms and passage of title under the point-in-time method of recognition. For the years ended December 31, 2024, 2023 and 2022, the Company recognized $8,775 million, $9,383 million and $9,410 million, respectively, of revenue from contracts with customers.

The transaction price allocated to each performance obligation consists of the stand-alone selling price, estimates of rebates and other sales or contract renewal incentives, and cash discounts and sales returns ("Variable Consideration") and excludes sales tax. Estimates are made for Variable Consideration based on contract terms and historical experience of actual results and are applied to the performance obligations as they are satisfied. Purchases by the Company's principal customers are manufactured and shipped with minimal lead time, therefore performance obligations are generally satisfied shortly after manufacturing and shipment. The Company uses standard payment terms that are consistent with industry practice.

The Company's contract assets consist primarily of contract renewal incentive payments to customers which are amortized over the period in which performance obligations related to the contract renewal are satisfied. As of December 31, 2024 and 2023, contract assets were $24 million and $28 million, respectively. The Company's contract liabilities consist principally of rebates, and as of December 31, 2024 and 2023 were $69 million and $60 million, respectively.

Retained Insurable Risks

It is the Company's policy to self-insure or fund a portion of certain expected losses related to group health benefits and workers' compensation claims. Provisions for expected losses are recorded based on the Company's estimates, on an undiscounted basis, of the aggregate liabilities for known claims and estimated claims incurred but not reported.

Shipping and Handling

The Company includes shipping and handling costs in Cost of Sales.

Research and Development

Research and development costs, which relate primarily to the development and design of new packaging machines and products and are recorded as a component of Selling, General and Administrative expenses, are expensed as incurred. Expenses for the years ended December 31, 2024, 2023 and 2022 were $17 million, $16 million, and $14 million, respectively.

Business Combinations, Exit Activities and Other Special Items, Net

The following table summarizes the transactions recorded in Business Combinations, Exit Activities and Other Special Items, Net in the Consolidated Statements of Operations for the year ended December 31:

In millions	2024	2023	2022
Charges Associated with Business Combinations[a]	$ 2	$ 4	$ 23
Exit Activities[b]	54	47	10
(Gains)/Charges Associated with a Divestiture[c]	(66)	14	96
Other Special Items[d]	15	9	2
Total	$ 5	$ 74	$ 131

[a] These costs relate to the Americraft Carton, Inc. ("Americraft"), AR Packaging Group AB ("AR Packaging"), Tama, and the Bell acquisitions (see "*Note 4 - Business Combinations*").

[b] Relates to the Company's closures of its three smaller recycled paperboard manufacturing facilities (which includes Tama), the closures of multiple packaging facilities, and the discontinuation of the Texarkana swing capacity project (see "*Note 18 - Exit Activities*").

[c] Includes the sale of the Augusta, Georgia bleached paperboard manufacturing facility (the "Augusta Divestiture") in 2024 and the sale of the Company's Russian operations in 2023 (see "*Note 19 - Divestitures*").

[d] In 2024, these costs include $3 million related to the devaluation of the Nigerian Naira and $10 million related to the change in terms of the 2024 grant of restricted stock units under the Graphic Packaging Holding Company 2014 Omnibus Stock and Incentive Compensation Plan (the "2014 Plan") (see "*Note 5 - Stock Incentive Plans*"). In 2023, $9 million related to the devaluation of the Nigerian Naira in June 2023.

2024

On May 1, 2024, the Company completed the Augusta Divestiture to Clearwater Paper Corporation for a total consideration of $711 million. The gain associated with this divestiture is included in (Gains)/Charges Associated with Divestitures in the table above. For more information, see "*Note 19 - Divestitures*".

During 2024, the Company decided to close multiple packaging facilities by the end of 2024 and early 2025. Production from these facilities will be consolidated into other existing packaging facilities. Charges associated with this project are included in Exit Activities in the table above. For more information, see "*Note 18 - Exit Activities*". Current Assets within the Consolidated Balance Sheet include $15 million relating to multiple packaging facilities that met the held for sale criteria as of December 31, 2024.

2023

On January 31, 2023, the Company completed the acquisition of Tama, a recycled paperboard manufacturing facility located in Tama, Iowa. The costs associated with this acquisition were less than $1 million and are included in Charges Associated with Business Combinations in the table above. For more information, see "*Note 4 - Business Combinations*". Subsequently, in the second quarter of 2023, the Company closed this facility. Charges associated with this project are included in Exit Activities in the table above. For more information, see "*Note 18 - Exit Activities*".

On February 7, 2023, the Company announced its plan to build a new recycled paperboard manufacturing facility in Waco, Texas. In conjunction with the completion of this project, the Company expects to close two additional smaller recycled paperboard manufacturing facilities in order to strategically expand capacity while lowering costs. Charges associated with these closures are included in Exit Activities in the table above. For more information, see "*Note 18 - Exit Activities*".

During 2023, the Company decided to close multiple packaging facilities by the end of 2023 and early 2024. Production from these facilities has been consolidated into other existing packaging network. Charges associated with this project are included in Exit Activities in the table above. For more information, see "*Note 18 - Exit Activities*".

On September 8, 2023, the Company completed the acquisition of Bell, an independent packaging company for $262 million. The acquisition included three packaging facilities located in South Dakota and Ohio and is reported within the Americas Paperboard Packaging reportable segment. Charges Associated with this acquisition are included in Charges Associated with Business Combinations in the table above. For more information, see "*Note 4 - Business Combinations*".

During the third quarter of 2023, the Company decided to discontinue its previously announced project in Texarkana to modify an existing paperboard machine to add swing capacity between bleached and unbleached paperboard in order to focus growth investments in the strategic expansion of coated recycled paperboard capacity. Through December 31, 2024, the Company incurred charges of $16 million related to the write-off of assets, which were primarily engineering, permitting, and consulting costs for this project. Charges associated with this project are included in Exit Activities in the table above. For more information, see "*Note 18 - Exit Activities*".

During the third quarter of 2023, the Company decided to permanently decommission the K3 recycled paperboard machine in Kalamazoo, Michigan as part of its recycled paperboard network optimization plan that the Company initiated in 2019. Through December 31, 2024, the Company incurred charges of $28 million related to the write-off of inventory, dismantling of the recycled paperboard machine and accelerated depreciation for the assets included in Costs of Sales in the Company's Consolidated Statements of Operations.

During 2022, the Company began the process of divesting its interest in its two packaging facilities in Russia (the "Russian Operations"). The assets and liabilities to be disposed of in connection with this transaction met the held for sale criteria as of June 30, 2022 and each subsequent quarter end through the date of sale. On November 30, 2023, the Company completed the sale of its Russian Operations. Impairment charges associated with this divestiture are included in (Gains)/Charges Associated with a Divestiture in the table above. For more information, see "*Note 19 - Divestitures*".

2022

In March 2022, the Company announced its decision to close the Norwalk, Ohio, packaging facility and closed the facility in September 2022. Charges associated with this project are included in Exit Activities in the table above. For more information, see "*Note 18 - Exit Activities*".

In May 2022, the Company closed the Battle Creek, Michigan recycled paperboard manufacturing facility. Charges associated with this project are included in Exit Activities in the table above. For more information, see "*Note 18 - Exit Activities*".

Share Repurchases and Dividends

On July 27, 2023, the Company's Board of Directors authorized an additional share repurchase program to allow the Company to purchase up to $500 million of the Company's issued and outstanding shares of common stock through open market purchases, privately negotiated transactions and Rule 10b5-1 plans (the "2023 share repurchase program"). The previous $500 million share repurchase program was authorized on January 28, 2019 (the "2019 share repurchase program") and was completed in May 2024. At December 31, 2024, the Company had $365 million available for additional repurchases under the 2023 share repurchase program.

Share repurchases are reflected as a reduction of common stock for the par value of the shares, with any excess of share repurchase price over par value allocated between capital in excess of par value and retained earnings.

The following table presents the Company's share repurchases under the 2019 and 2023 share repurchase programs for the years ended December 31, 2024, 2023, and 2022:

Amount repurchased in millions, except share and per share amounts	Amount Repurchased		Number of Shares Repurchased	Average Price, per Share	
2024[a][b]	$	200	7,243,734	$	27.61
2023	$	54	2,389,224	$	22.80
2022	$	28	1,315,839	$	20.91

[a] Including $65 million shares repurchased under the 2019 share repurchase program, which completed that program.
[b] Excluding $2 million of excise taxes incurred in 2024.

During 2024, 2023 and 2022, GPHC paid cash dividends of $122 million, $123 million and $92 million, respectively. Though the decision to distribute cash dividends rests solely with the Board of Directors, the Company presently intends to maintain a quarterly cash dividend, subject to earnings and liquidity considerations.

Adoption of New Accounting Standards

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*. This ASU clarifies that contractual sale restrictions should not be considered in measuring the fair value of equity securities. The Company adopted this standard in the first quarter of fiscal 2024 with no material impact on the Company's financial position and results of operations.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. The Company adopted this standard resulting in enhanced disclosures (see "*Note 15 - Business Segments and Geographic Area Information*"), with no material impact on the Company's financial position, results of operations, or cash flows.

Accounting Standards Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. This ASU expands disclosures in an entity's income tax rate reconciliation table and regarding cash taxes paid both in the U.S. and foreign jurisdictions. This ASU is effective for fiscal years beginning after December 15, 2024. All entities should apply the guidance prospectively but have the option to apply it retrospectively. Early adoption is permitted. The Company is currently evaluating the impact of this ASU on its disclosures.

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*, requiring public companies to disaggregate key expense categories such as inventory purchases, employee compensation and depreciation in their financial statements. This aims to improve investor insights into company performance. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The disclosure updates are required to be applied prospectively with the option for retrospective application. The Company is currently evaluating the impact of this ASU on its disclosures.

NOTE 2 — SUPPLEMENTAL BALANCE SHEET DATA

The following tables provide disclosure related to the components of certain line items included on the Consolidated Balance Sheets.

Receivables, Net:

In millions		2024		2023
Trade	$	638	$	739
Less: Allowance		(17)		(23)
		621		716
Other		138		119
Total	$	759	$	835

Inventories, Net by major class:

In millions		2024		2023
Finished Goods	$	552	$	602
Work in Progress		209		201
Raw Materials		724		684
Supplies		269		267
Total	$	1,754	$	1,754

Property, Plant and Equipment, Net:

In millions		2024		2023
Land and Improvements	$	188	$	195
Buildings[a]		1,068		1,122
Machinery and Equipment[b]		7,246		7,686
Construction-in-Progress		1,428		657
		9,930		9,660
Less: Accumulated Depreciation[a][b]		(4,672)		(4,668)
Total	$	5,258	$	4,992

[a] Includes gross assets under finance lease of $142 million and related accumulated depreciation of $36 million as of December 31, 2024, and gross assets under finance lease of $146 million and related accumulated depreciation of $31 million as of December 31, 2023.
[b] Includes gross assets under finance lease of $40 million and related accumulated depreciation of $21 million as of December 31, 2024, and gross assets under finance lease of $51 million and related accumulated depreciation of $21 million as of December 31, 2023.

Other Accrued Liabilities:

In millions		2024		2023
Accrued Payables[a]	$	164	$	61
Operating Lease Liabilities, current portion		63		62
Accrued Customer Rebates		52		48
Other Accrued Taxes		43		49
Deferred Revenue		35		30
Dividends Payable		30		31
Accrued Severance		22		6
Income Tax Payable		15		15
Unfavorable Supply Agreement		1		2
Fair Value of Derivatives, current portion		—		13
Other[b]		74		78
Total	$	499	$	395

[a] Accrued payables include a $96 million tax credit payable in 2025.
[b] Other accrued expenses include several types of expenses such as accrued bonus, external outside services and production costs.

NOTE 3 — SUPPLEMENTAL CASH FLOW INFORMATION

Cash Flow (Used In) Provided by Operations Due to Changes in Operating Assets and Liabilities, net of acquisitions:

In millions		2024	2023	2022
Receivables, Net	$	(152) $	(39) $	(184)
Inventories, Net		(124)	(117)	(268)
Other Current Assets		(14)	(15)	2
Other Assets		(9)	(19)	(1)
Accounts Payable		(25)	(140)	132
Compensation and Employee Benefits		(87)	(25)	87
Income Taxes		1	7	(2)
Interest Payable		10	12	16
Other Accrued Liabilities		122	(22)	(11)
Other Noncurrent Liabilities		9	50	11
Total	$	(269) $	(308) $	(218)

Cash paid for interest and cash paid, net of refunds, for income taxes was as follows:

In millions		2024		2023		2022
Interest	$	215	$	221	$	176
Income Taxes		281		157		43

NOTE 4 — BUSINESS COMBINATIONS

The Company accounts for acquisitions as business combinations using the acquisition method of accounting in accordance with ASC 805, Business Combinations ("ASC 805").

Bell Incorporated

On September 8, 2023, the Company completed the acquisition of Bell, adding three packaging facilities in Sioux Falls, South Dakota and Groveport, Ohio for $262 million, using existing cash and borrowings under its revolving credit facility.

The final purchase price allocation is as follows:

In millions	Amounts Recognized as of Acquisition Date (as adjusted)	
Purchase Price	$	262
Cash & Cash Equivalents		3
Receivables, Net		19
Inventories, Net		17
Property, Plant and Equipment		30
Intangible Assets[a]		161
Other Assets		15
Total Assets Acquired		245
Current Liabilities		11
Other Noncurrent Liabilities		12
Total Liabilities Assumed		23
Net Assets Acquired		222
Goodwill		40
Purchase Consideration Transferred	$	262

[a] Intangible Assets primarily consists of Customer Relationships with a weighted average life of approximately 15 years.

During the second quarter of 2024, the Company finalized the acquisition accounting adjustments for Bell and the purchase price has been allocated to assets acquired and liabilities assumed based on the fair values as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, which is expected to be deductible for tax purposes, and is reported within the Americas Paperboard Packaging reportable segment.

Tama Paperboard, LLC

On January 31, 2023, the Company completed the acquisition of Tama, a recycled paperboard manufacturing facility in Tama, Iowa, from Greif Packaging LLC for approximately $100 million, using existing cash and borrowings under its revolving credit facility.

During the second quarter of 2023, the Company finalized the acquisition accounting adjustments for Tama and the purchase price has been allocated to assets acquired and liabilities assumed based on the fair values as of the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill, which is expected to be deductible for tax purposes, and is reported within the Paperboard Manufacturing reportable segment.

Proforma disclosures were omitted for the Bell and Tama acquisitions as they do not have a significant impact on the Company's financial results.

NOTE 5 — DEBT

Short-Term Debt and Current Portion of Long-Term Debt is comprised of the following:

In millions	2024		2023	
Short Term Borrowings[a]	$	18	$	18
Current Portion of Finance Leases		7		7
Current Portion of Long-Term Debt[b]		14		739
Total Short-Term Debt and Current Portion of Long-Term Debt	$	39	$	764

[a] Short-term borrowings are principally at the Company's international subsidiaries. The weighted average interest rate on short-term borrowings as of December 31, 2024 and 2023 was 6.5%.

[b] The December 31, 2023 balance includes the 0.821% Senior Notes redeemed April 2024 and the 4.125% Senior Notes redeemed August 2024.

Long-Term Debt is comprised of the following:

In millions	2024	2023
Senior Notes with interest payable semi-annually at 0.821%, effective rate of 0.82%, payable in 2024[a]	$ —	$ 400
Senior Notes with interest payable semi-annually at 4.125%, effective rate of 4.13%, payable in 2024[b]	—	300
Senior Notes with interest payable semi-annually at 1.512%, effective rate of 1.52%, payable in 2026[a]	400	400
Senior Notes with interest payable semi-annually at 4.75%, effective rate of 4.77%, payable in 2027[a]	300	300
Senior Notes with interest payable semi-annually at 3.50%, effective rate of 3.52%, payable in 2028[a]	450	450
Senior Notes with interest payable semi-annually at 3.50%, effective rate of 3.53%, payable in 2029[a]	350	350
Senior Notes (€290 million) with interest payable semi-annually at 2.625%, effective rate of 2.65%, payable in 2029[a]	300	321
Senior Notes with interest payable semi-annually at 3.75%, effective rate of 3.78%, payable in 2030[a]	400	400
Senior Notes with interest payable semi-annually at 6.375%, effective rate of 6.45%, payable in 2032[a]	500	—
Green Bond, net of unamortized premium with interest payable at 4.00%, effective rate of 1.71%, payable in 2026[a]	104	106
Senior Secured Term Loan A-2 Facility with interest payable quarterly at 2.67%, effective rate of 2.68% payable in 2028[a]	425	425
Senior Secured Term Loan A-3 Facility with interest payable monthly payable at floating rates (6.44% at December 31, 2024), effective rate of 6.46%, payable in 2028[a]	250	250
Senior Secured Term Loan A-5 Facility with interest payable monthly payable at floating rates (6.40% at December 31, 2024), effective rate of 6.42%, payable in 2029[a]	50	—
Senior Secured Term Loan A-6 Facility with interest payable monthly payable at floating rates (6.40% at December 31, 2024), effective rate of 6.42%, payable in 2029[a]	200	—
Senior Secured Term Loan Facilities with interest payable at various dates at floating rates (6.15% at December 31, 2024) payable through 2029[a]	497	508
Senior Secured Term Loan Facility (€200 million) with interest payable at various dates at floating rates (4.35% at December 31, 2024) payable through 2029[a]	207	227
Senior Secured Revolving Credit Facilities with interest payable at floating rates (5.96% at December 31, 2024) payable in 2029[a][c]	610	774
Finance Leases	145	161
Other	3	6
Total Long-Term Debt Including Current Portion	5,191	5,378
Less: Current Portion	21	746
Total Long-Term Debt Excluding Current Portion	5,170	4,632
Less: Unamortized Deferred Debt Issuance Costs	25	23
Total Long-Term Debt	$ 5,145	$ 4,609

[a] Guaranteed by Graphic Packaging International Partners, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company ("GPIP") and certain domestic subsidiaries.
[b] Guaranteed by GPHC and certain domestic subsidiaries.
[c] The weighted average effective interest rates for the Company's Senior Secured Revolving Credit Facilities were 6.65% and 6.61% as of December 31, 2024 and 2023, respectively.

2024

On August 14, 2024, the Company drew $300 million from the senior secured domestic revolving credit facilities and used the proceeds to redeem its 4.125% Senior Notes due in 2024.

On June 3, 2024, Graphic Packaging International, LLC ("GPIL"), a Delaware limited liability company and a direct subsidiary of Graphic Packaging International Partners, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company entered into a Fifth Amended and Restated Credit Agreement (the "Amended and Restated Credit Agreement") to extend the maturity date of certain of its Senior Secured Term Loan Facilities and Senior Secured Revolving Credit Facilities and to amend certain other terms of the agreement including revised debt covenants. However, there were no changes to the maximum Consolidated Total Leverage Ratio and the minimum Consolidated Interest Expense Ratio covenants. Under the terms of the agreement, $1,425 million and €200 million of the Company's Senior Secured Term Loan Facilities remain outstanding. The Company added $50 million to its Senior Secured Revolving Credit Facilities. $500 million (A-1) of the Senior Secured Term Loan Facilities and all of the Senior Secured Revolving Credit Facility loans continue to bear interest at a floating rate per annum ranging from SOFR plus 1.35% to SOFR plus 2.10%, determined using a pricing grid based upon the Company's consolidated total leverage ratio from time to time, and the maturity for these loans were extended from April 1, 2026 to June 1, 2029. $425 million (A-2) of the Senior Secured Term Loan Facilities continue to bear interest at a fixed rate per annum equal to 2.67% and mature on their originally scheduled maturity date of January 14, 2028. $250 million (A-3) of the Senior Secured Term Loan Facilities continue to bear interest at a floating rate per annum ranging from SOFR plus 1.60% to SOFR plus 2.35%, determined using a pricing grid based upon the Company's consolidated total leverage ratio from time to time, and mature on their originally scheduled maturity date of July 22, 2028. $250 million of the Senior Secured Term Loan Facilities continue to bear interest at a floating rate per annum ranging from SOFR plus 1.725% to SOFR plus 2.35%, determined using a pricing grid based upon the Company's consolidated total leverage ratio from time to time, and mature on their originally scheduled maturity date of June 1, 2029. €200 million of the Senior Secured Term Loan Facilities continues to bear interest at a floating rate per annum ranging from SOFR plus 1.225% to SOFR plus 1.85%, determined using a pricing grid based upon the Company's consolidated total leverage ratio from time to time, and the maturity for these loans was extended from April 1, 2026 to June 1, 2029.

On May 13, 2024, GPIL completed a private offering of $500 million aggregate principal amount of its 6.375% senior unsecured notes due 2032 (the "Senior Notes"). The net proceeds were used by the Company to repay a portion of the outstanding borrowings under its domestic revolving credit facility under its senior secured credit facility and to pay fees and expenses incurred in connection with the offering of the Senior Notes.

On April 15, 2024, the Company drew $400 million from the senior secured domestic revolving credit facilities and used the proceeds, together with cash on hand, to redeem its 0.821% Senior Notes due in 2024.

On March 22, 2024, GPIL entered into an Incremental Facility Amendment to the Fourth Amended and Restated Credit Agreement for $250 million of new incremental term loans (the "New Incremental Term Facilities"). The New Incremental Term Facilities consist of a $50 million Incremental Term A-5 Facility (the "Incremental A-5 Loans") and a $200 million Incremental Term A-6 Facility (the "Incremental Term A-6 Loans"). The New Incremental Term Facilities are senior secured term loans and mature on June 1, 2029. The Incremental Term A-5 and A-6 Loans bear interest at a floating rate ranging from SOFR plus 1.725% to SOFR plus 2.35%, determined using a pricing grid based upon GPIL's Consolidated Leverage Ratio. As long as the Incremental Term A-2, A-3, A-5 and A-6 Loans are outstanding, GPIL will be eligible to receive an annual patronage credit from the participating lender banks, which will be paid in cash and stock in the lead member bank. Patronage payable each year is variable and based on the individual financial performance of each of the member banks then participating in the loan. The Incremental Term A-5 and A-6 Facilities are governed by the same covenants as are set forth in the Fourth Amended and Restated Credit Agreement and are secured by a first priority lien and security interest in certain assets of GPIL.

2023

On February 7, 2023 Graphic Packaging International, LLC, a Delaware limited liability company and a direct subsidiary of GPIP ("GPIL") entered into Amendment No. 3 to the Fourth Amended and Restated Credit Agreement (the "Third Amendment"). The Third Amendment provides for a future replacement floating interest rate benchmark (the Canadian Overnight Repo Rate Average "CORRA") to take effect upon the cessation of the Canadian Dollar Offered Rate ("CDOR") for Canadian Dollar borrowings under the domestic revolving credit facility. The Third Amendment also modified the borrowing mechanics for certain term Secured Overnight Financing Rate ("SOFR") loans under the domestic revolving line of credit.

The following describes the Company's senior secured term loans and revolving credit facilities within the Fifth Amended and Restated Credit Agreement [a]:

Facility	Commitment at 12/31/24	Provision	Expiration
Domestic Revolving Credit Facility	$1,900 million	Extended Maturity from April 1, 2026 to June 1, 2029. Increased by $50 million.	June 2029
European Revolving Credit Facility	€170 million	Extended Maturity from April 1, 2026 to June 1, 2029.	June 2029
Japanese Revolving Credit Facility	¥1,650 million	Extended Maturity from April 1, 2026 to June 1, 2029.	June 2029
Term Loan A-1	$496.9 million	Extended Maturity from April 1, 2026 to June 1, 2029.	June 2029
Incremental EURO Term Facility	€200 million	Extended Maturity from April 1, 2026 to June 1, 2029. Increased by €0.5 million.	June 2029
Term Loan A-2	$425 million	No Change	January 2028
Term Loan A-3	$250 million	No Change	July 2028
Term Loan A-5	$50 million	No Change	June 2029
Term Loan A-6	$200 million	No Change	June 2029

[a] The Company's obligations under the Fifth Amended and Restated Credit Agreement (the "Current Credit Agreement") are secured by substantially all of the Company's domestic assets.

At December 31, 2024, the Company and its U.S. and international subsidiaries had the following commitments, amounts outstanding and amounts available under revolving credit facilities:

In millions	Total Commitments	Total Outstanding	Total Available
Senior Secured Domestic Revolving Credit Facility[a]	$ 1,900	$ 610	$ 1,288
Senior Secured International Revolving Credit Facilities	186	—	186
Other International Facilities	49	21	28
Total	$ 2,135	$ 631	$ 1,502

[a] In accordance with its debt agreements, the Company's availability under its revolving credit facilities has been reduced by the amount of standby letters of credit issued of $2 million as of December 31, 2024, which expire at various dates through 2025 unless extended. The Company also had $30 million of standby letters of credit issued under a separate unsecured facility as of December 31, 2024, which do not have any impact on the Company's availability under it's revolving credit facilities. The standby letters of credit are primarily related to the Company's workers' compensation programs and project development activities.

Long-Term Debt maturities (excluding finance leases) are as follows:

In millions	
2025	$ 14
2026	527
2027	335
2028	1,160
2029	2,108
After 2029	902
Total	$ 5,046

Covenant Agreements

The Covenants in the Current Credit Agreement and the indentures governing the 1.512% Senior Notes due 2026, 4.75% Senior Notes due 2027, 3.50% Senior Notes due 2028, 3.50% Senior Notes due 2029, 2.625% Senior Notes due 2029, 3.75% Senior Notes due 2030 and 6.375% Senior Notes due 2032 (the "Indentures"), limit the Company's ability to incur additional indebtedness. Additional covenants contained in the Current Credit Agreement and the Indentures may, among other things, restrict the ability of the Company to dispose of assets, incur guarantee obligations, prepay other indebtedness, repurchase stock, pay dividends and make other restricted payments, create liens, make equity or debt investments, make acquisitions, modify terms of the Indentures, engage in mergers or consolidations, change the business conducted by the Company and its subsidiaries, and engage in certain transactions with affiliates. Such restrictions could limit the Company's ability to respond to changing market conditions, fund its capital spending program, provide for unexpected capital investments or take advantage of business opportunities.

As of December 31, 2024, the Company was in compliance with the covenants in the Current Credit Agreement and the Indentures.

NOTE 6 — LEASES

The Company determines if a contract is or contains a lease at inception. The Company has operating and finance leases for warehouses, corporate and regional offices, and machinery and equipment. The Company enters into lease contracts ranging from one to 25 years with the majority of leases having terms of three to seven years, many of which include options to extend in various increments. Variable lease costs consist primarily of variable warehousing costs, common area maintenance, taxes, and insurance. The Company's leases do not have any significant residual value guarantees or restrictive covenants.

As the implicit rate is not readily determinable for most of the Company's leases agreements, the Company uses an estimated incremental borrowing rate to determine the initial present value of lease payments. These discount rates for leases are calculated using the Company's credit spread adjusted for current market factors, including fixed rate swaps, EURIBOR, and foreign currency rates.

The components of lease costs are as follows:

	Year Ended December 31,	
In millions	**2024**	**2023**
Finance lease costs:		
Amortization of right-of-use asset	$ 8	$ 14
Interest on lease liabilities	8	9
Operating lease costs	78	86
Short-term lease costs	39	29
Variable lease costs	23	14
Total lease costs, net	$ 156	$ 152

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,	
In millions	**2024**	**2023**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 74	$ 84
Operating cash flows from finance leases	8	9
Financing cash flows from finance leases	7	9
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	104	70
Finance leases	1	—

Supplemental balance sheet information related to leases was as follows:

In millions, except lease term and discount rate	**Balance Sheet Classification**	**December 31,**			
		2024		**2023**	
Operating Leases:					
Operating lease right-of-use asset	Other Assets	$	256	$	228
Current operating lease liabilities	Other Accrued Liabilities	$	63	$	62
Noncurrent operating lease liabilities	Other Noncurrent Liabilities		209		189
Total operating lease liabilities		$	272	$	251
Finance Leases:					
Property, Plant and Equipment		$	182	$	197
Accumulated depreciation			(57)		(52)
Property, Plant and Equipment, net		$	125	$	145
Current finance lease liabilities	Short-Term Debt and Current Portion of Long-Term Debt	$	7	$	7
Noncurrent finance lease liabilities	Long-Term Debt		138		154
Total finance lease liabilities		$	145	$	161
Weighted Average Remaining Lease Term (Years):					
Operating leases			7		6
Finance leases			15		16
Weighted Average Discount Rate:					
Operating leases			4.60 %		4.10 %
Finance leases			5.28 %		5.17 %

Maturities of lease liabilities are as follows:

In millions

Year ending December 31,		**Operating Leases**		**Finance Leases**
2025	$	73	$	15
2026		58		14
2027		46		14
2028		33		15
2029		23		15
Thereafter		85		142
Total lease payments	$	318	$	215
Less imputed interest		(46)		(70)
Total	$	272	$	145

NOTE 7 — STOCK INCENTIVE PLANS

The Company has one active equity compensation plan from which new grants may be made, the Graphic Packaging Holding Company 2024 Omnibus Incentive Compensation Plan (the "2024 Plan"). Prior to the approval of the 2024 Plan and the expiration of the 2014 Plan, the Company made all new grants under the 2014 Plan. The 2024 Plan and 2014 Plan allow for granting shares of stock, options, stock appreciation rights, restricted stock, restricted stock units ("RSUs"), restricted stock awards ("RSAs"), and other types of stock-based and cash awards. Awards under the 2024 Plan and 2014 Plan vest and expire in accordance with terms established at the time of grant. Shares issued pursuant to awards under the 2024 Plan and 2014 Plan are from GPHC's authorized but unissued shares. Compensation costs are recognized on a straight-line basis over the requisite service period of the award and are adjusted for actual performance for performance-based awards. As of December 31, 2024, there were 11.1 million shares remaining available to be granted under the 2024 Plan.

Stock Awards, Restricted Stock and Restricted Stock Units

Under the 2024 and 2014 Plans and related RSU grant agreements, RSUs granted to employees generally vest and become payable in one to three years from the date of grant. RSUs granted to employees generally contain some combination of service and performance objectives based on various financial targets that must be met for the RSUs to vest, and a relative total shareholder return modifier. The 2022 and 2023 award agreements contain vesting provisions that allow retiring employees to vest on a daily pro-rata basis from the date of grant through their retirement date. In the 2024 grant agreements, the vesting provisions were changed to allow retiring employees to vest in full upon an eligible retirement. This change required the Company to accelerate the recognition of the compensation expense for the 2024 grants for active retirement-eligible employees. Retirement eligibility is dependent upon meeting certain age and/or years of service and notice requirements.

RSUs granted as deferred compensation for non-employee directors are fully vested but not payable until the distribution date elected by the director. Stock awards issued to non-employee directors as part of their compensation for service on the Board are unrestricted on the grant date.

Data concerning RSUs and Stock Awards granted in the years ended December 31 is as follows:

		2024		2023		2022
RSUs - Employees and Non-Employee Directors		1,581,341		1,780,345		1,943,769
Weighted-average grant date fair value	$	24.67	$	23.74	$	20.19
Stock Awards - Board of Directors		23,540		25,588		34,160
Weighted-average grant date fair value	$	27.19	$	25.01	$	20.49

A summary of the changes in the number of unvested RSUs from December 31, 2021 to December 31, 2024 is presented below:

	RSUs	Weighted Average Grant Date Fair Value
Outstanding - December 31, 2021	4,929,861	$ 14.47
Granted[a]	1,943,769	20.19
Released	(2,180,435)	12.34
Forfeited	(193,145)	17.59
Performance adjustment[b]	324,814	12.52
Outstanding - December 31, 2022	4,824,864	$ 17.48
Granted[a]	1,780,345	23.74
Released	(2,313,891)	15.62
Forfeited	(102,583)	20.21
Performance adjustment[b]	753,702	15.59
Outstanding - December 31, 2023	4,942,437	$ 20.20
Granted[a]	1,581,341	24.67
Released	(2,312,785)	16.08
Forfeited	(279,181)	21.36
Performance adjustment[b]	865,788	15.59
Outstanding - December 31, 2024	4,797,600	$ 22.31

[a] Grant activity for all performance-based RSUs is disclosed at target.
[b] Reflects the number of RSUs paid out above target levels based on actual performance measured at the end of the performance period.

The initial value of the service-based RSUs is generally based on the closing market value of GPHC's common stock on the date of grant, discounted to reflect that the RSUs do not accrue dividends during the vesting period. The 2024 performance-based RSU grants were valued using a Monte Carlo simulation as the total shareholder return contains a market condition. RSUs are recorded in Shareholders' Equity. The unrecognized expense at December 31, 2024 is approximately $37 million and is expected to be recognized over a weighted average period of 2 years.

The value of stock awards granted to the Company's directors as compensation are based on the market value of GPHC's common stock on the date of grant. These awards are unrestricted on the date of grant.

During 2024, 2023, and 2022, $52 million, $44 million and $34 million, respectively, were charged to compensation expense for stock incentive plans and such amounts are included in Selling, General and Administrative expenses in the Consolidated Statements of Operations. In addition, during 2024 $10 million was charged to compensation expense for the incremental expense related to the change of vesting provisions in the 2024 grants and included in Business Combinations, Exit Activities and Other Special Items, Net in the Consolidated Statements of Operations.

During 2024, 2023, and 2022, RSUs with an aggregate fair value of $61 million, $54 million and $44 million, respectively, vested and were paid out. The RSUs vested and paid out in 2024 were granted primarily during 2021.

NOTE 8 — PENSIONS AND OTHER POSTRETIREMENT BENEFITS

DEFINED BENEFIT PLANS

The Company maintains both defined benefit pension plans and postretirement health care plans that provide medical and life insurance coverage to eligible salaried and hourly retired employees in North America and their dependents. The Company maintains international defined benefit pension plans which are either noncontributory or contributory and are funded in accordance with applicable local laws. Pension or termination benefits are based primarily on years of service and the employee's compensation. Currently, the North American plans are closed to newly-hired employees.

Pension and Postretirement Expense

The pension and postretirement expenses related to the Company's plans consisted of the following:

	Pension Benefits			Postretirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
In millions	2024	2023	2022	2024	2023	2022
Components of Net Periodic Cost:						
Service Cost	$ 6	$ 9	$ 14	$ —	$ —	$ —
Interest Cost	22	22	12	1	2	1
Expected Return on Plan Assets	(22)	(23)	(21)	—	—	—
Amortization:						
Amortization of Actuarial Loss (Gain)	4	5	3	(2)	(3)	(2)
Net Curtailment Loss	1	—	—	—	—	—
Net Periodic Cost (Benefit)	$ 11	$ 13	$ 8	$ (1)	$ (1)	$ (1)

Certain assumptions used in determining the pension and postretirement expenses were as follows:

	Pension Benefits			Postretirement Benefits		
	Year Ended December 31,			Year Ended December 31,		
	2024	2023	2022	2024	2023	2022
Weighted Average Assumptions:						
Discount Rate	4.69%	4.86%	2.46%	4.96%	5.12%	2.92%
Rate of Increase in Future Compensation Levels	2.90%	3.16%	1.80%	—%	—	—
Expected Long-Term Rate of Return on Plan Assets	5.93%	5.59%	3.86%	—%	—	—
Initial Health Care Cost Trend Rate	—	—	—	8.50%	7.25%	6.15%
Ultimate Health Care Cost Trend Rate	—	—	—	4.45%	4.50%	4.50%
Ultimate Year	—	—	—	2033	2032	2031

Funded Status

The following table sets forth the funded status of the Company's pension and postretirement plans as of December 31:

	Pension Benefits				Postretirement Benefits			
In millions	**2024**		**2023**		**2024**		**2023**	
Change in Benefit Obligation:								
Benefit Obligation at Beginning of Year	$	494	$	471	$	26	$	26
Service Cost		6		9		—		—
Interest Cost		22		22		1		2
Net Actuarial Loss (Gain)		(24)		10		(2)		—
Foreign Currency Exchange		(8)		10		—		—
Curtailment Loss		1		—		—		—
Benefits Paid		(29)		(28)		(1)		(2)
Acquisition		1		—		—		—
Other		1		—		—		—
Benefit Obligation at End of Year	$	464	$	494	$	24	$	26
Change in Plan Assets:								
Fair Value of Plan Assets at Beginning of Year	$	427	$	397	$	—	$	—
Actual Return on Plan Assets		(4)		34		—		—
Employer Contributions		12		14		1		2
Foreign Currency Exchange		(6)		10		—		—
Benefits Paid		(29)		(28)		(1)		(2)
Acquisition		1		—		—		—
Other		(1)		—		—		—
Fair Value of Plan Assets at End of Year	$	400	$	427	$	—	$	—
Plan Assets Less than Projected Benefit Obligation	$	(64)	$	(67)	$	(24)	$	(26)
Amounts Recognized on the Consolidated Balance Sheets Consist of:								
Pension Assets	$	13	$	18	$	—	$	—
Accrued Pension and Postretirement Benefits Liability — Current	$	(4)	$	(4)	$	(3)	$	(3)
Accrued Pension and Postretirement Benefits Liability — Noncurrent	$	(73)	$	(81)	$	(21)	$	(23)
Accumulated Other Comprehensive Income:								
Net Actuarial Loss (Gain)	$	81	$	83	$	(1)	$	—
Prior Service Cost (Credit)	$	3	$	4	$	(19)	$	(19)
Weighted Average Calculations:								
Discount Rate		5.33%		4.69%		5.55%		4.96%
Rates of Increase in Future Compensation Levels		3.02%		2.90%		—		—
Initial Health Care Cost Trend Rate		—		—		9.35%		8.50%
Ultimate Health Care Cost Trend Rate		—		—		4.50%		4.45%
Ultimate Year		—		—		2034		2033

The Company determined pension expense using both the fair value of assets and a calculated value that averages gains and losses over a period of years. Investment gains or losses represent the difference between the expected and actual return on assets. As of December 31, 2024, the net actuarial loss in accumulated other comprehensive loss was $81 million. These net losses may increase future pension expense if not offset by (i) actual investment returns that exceed the assumed investment returns, or (ii) other factors, including reduced pension liabilities arising from higher discount rates used to calculate pension obligations, or (iii) other actuarial gains, including whether such accumulated actuarial losses at each measurement date exceed the "corridor" determined under the *Compensation — Retirement Benefits* topic of the FASB Codification. For the largest plan, the actuarial loss is amortized over the average remaining service period of employees expected to receive benefits.

The discount rate used to determine the present value of future pension obligations at December 31, 2024 was based on a yield curve constructed from a portfolio of high-quality corporate debt securities with maturities ranging from 1 year to 30 years. Each year's expected future benefit payments were discounted to their present value at the spot yield curve rate thereby generating the overall discount rate for the Company's pension obligations. The weighted average discount rate used to determine the pension obligations was 5.33% and 4.69% in 2024 and 2023, respectively.

The pension net actuarial gain of $24 million was primarily due to changes in the discount rate. The weighted average discount rate at December 31, 2024 was 5.33% compared to 4.69% at December 31, 2023.

Accumulated Benefit Obligation

The accumulated benefit obligation, ("ABO"), for all defined benefit pension plans was $462 million and $491 million at December 31, 2024 and 2023, respectively. The projected benefit obligation ("PBO") and fair value of plan assets where the PBO exceeded plan assets were $312 million and $323 million at December 31, 2024 and 2023, respectively. The ABO and fair value of plan assets where the ABO exceeded plan assets were $310 million and $319 million at December 31, 2024 and 2023, respectively.

Employer Contributions

The Company made $12 million and $15 million of contributions to its pension plans during 2024 and 2023, respectively. The Company expects to make contributions in the range of $10 million to $15 million in 2025.

The Company also made postretirement health care benefit payments of $1 million and $2 million during 2024 and 2023, respectively. For 2025, the Company expects to make approximately $2 million of contributions to its postretirement health care plans.

Pension Assets

The Company's overall investment strategy is to achieve a mix of investments for long-term growth and near-term benefit payments through diversification of asset types, fund strategies and fund managers. Investment risk is measured on an on-going basis through annual liability measurements, periodic asset/liability studies, and quarterly investment portfolio reviews. The plans invest in the following major asset categories: cash, equity securities, fixed income securities, real estate and diversified growth funds. At December 31, 2024 and 2023, pension investments did not include any direct investments in the Company's stock or the Company's debt.

The Company implemented a de-risking or liability driven investment strategy for its North America. and U.K. pension plans. This strategy moved assets from return seeking (equities) to investments that mirror the underlying benefit obligations (fixed income).

The weighted average allocation of plan assets and the target allocation by asset category is as follows:

	Target	2024	2023
Cash	1 %	— %	2%
Equity Securities	18	27	25
Fixed Income Securities	77	68	65
Other Investments	4	5	8
Total	100 %	100 %	100%

The plans' investment in equity securities primarily includes investments in U.S. and international companies of varying sizes and industries. The strategy of these investments is to 1) exceed the return of an appropriate benchmark for such equity classes and 2) through diversification, reduce volatility while enhancing long term real growth.

The plans' investment in fixed income securities includes government bonds, investment grade bonds and non-investment grade bonds across a broad and diverse issuer base. The strategy of these investments is to provide income and stability and to diversify the fixed income exposure of the plan assets, thereby reducing volatility.

The Company's approach to developing the expected long-term rate of return on pension plan assets is based on fair values and combines an analysis of historical investment performance by asset class, the Company's investment guidelines and current and expected economic fundamentals.

The following tables set forth, by category and within the fair value hierarchy, the fair value of the Company's pension assets at December 31, 2024 and 2023:

In millions	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value at December 31, 2024[b]
Fair Value Measurements at December 31, 2024					
Asset Category:					
Cash	$ (1)	$ 3	$ (7)	$ —	$ 3
Equity Securities:					
Domestic	102	3	1	—	98
Foreign	5	5	—	—	—
Fixed Income Securities	271	96	175	—	—
Other Investments:					
Diversified growth fund[a]	15	—	3	12	—
Insurance Contracts	8	—	—	8	—
Total	$ 400	$ 107	$ 172	$ 20	$ 101

In millions	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value at December 31, 2023[b]
Fair Value Measurements at December 31, 2023					
Asset Category:					
Cash	$ 7	$ 2	$ 2	$ —	$ 3
Equity Securities:					
Domestic	101	3	1	—	97
Foreign	6	6	—	—	—
Fixed Income Securities	281	21	259	1	—
Other Investments:					
Diversified growth fund[a]	23	—	15	8	—
Insurance Contracts	9	—	—	9	—
Total	$ 427	$ 32	$ 277	$ 18	$ 100

[a] The fund invests in a combination of traditional investments (equities, bonds, and foreign exchange), seeking to achieve returns through active asset allocation over a three to five-year horizon.
[b] Investments that are measured at net asset value (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

A reconciliation of fair value measurements of plan assets using significant unobservable inputs (Level 3) is as follows:

In millions	2024	2023
Balance at January 1,	$ 18	$ 33
Transfers In (Out), Net	2	(17)
Foreign Currency Exchange	—	2
Balance at December 31,	$ 20	$ 18

Estimated Future Benefit Payments

The following represents the Company's estimated future pension and postretirement health care benefit payments through the year 2034:

In millions	Pension Plans	Postretirement Health Care Benefits
2025	$ 30	$ 2
2026	32	2
2027	33	2
2028	34	2
2029	34	2
2030— 2034	178	9

Multi-Employer Plans

Certain of the Company's employees participate in multi-employer plans that provide both pension and other postretirement health care benefits to employees under union-employer organization agreements.

Estimated liabilities have been established related to the partial or complete withdrawal from certain multi-employment benefit plans for facilities that have been closed. At December 31, 2024 and December 31, 2023, the Company has withdrawal liabilities of $16 million and $17 million, respectively, related to these plans, which is recorded as Compensation and Employee Benefits and Other Noncurrent Liabilities on the Consolidated Balance Sheets, which represents the Company's best estimate of the expected withdrawal liability.

DEFINED CONTRIBUTION PLANS

The Company provides defined contribution plans for certain eligible employees. The Company's contributions to the plans are based upon employee contributions, a percentage of eligible compensation, and the Company's annual operating results. Contributions to these plans for the years ended December 31, 2024, 2023 and 2022 were $93 million, $87 million and $73 million, respectively.

NOTE 9 — INCOME TAXES

The U.S. and international components of Income before Income Taxes and Equity Income of Unconsolidated Entity consisted of the following:

	Year Ended December 31,		
In millions	2024	2023	2022
U.S.	$ 790	$ 852	$ 683
International	96	80	33
Income before Income Taxes and Equity Income of Unconsolidated Entity	$ 886	$ 932	$ 716

The provisions for Income Tax (Expense) Benefit on Income before Income Taxes and Equity Income of Unconsolidated Entity consisted of the following:

In millions		Year Ended December 31,					
		2024		2023		2022	
Current Expense:							
U.S.	$	(306)	$	(150)	$	(25)	
International		(42)		(38)		(38)	
Total Current	$	(348)	$	(188)	$	(63)	
Deferred (Expense) Benefit:							
U.S.	$	106	$	(49)	$	(137)	
International		13		27		6	
Total Deferred		119		(22)		(131)	
Income Tax Expense	$	(229)	$	(210)	$	(194)	

A reconciliation of Income Tax Expense on Income before Income Taxes and Equity Income of Unconsolidated Entity at the federal statutory rate of 21.0% compared with the Company's actual Income Tax (Expense) Benefit is as follows:

In millions		Year Ended December 31,					
		2024	Percent	2023	Percent	2022	Percent
Income Tax Expense at U.S. Statutory Rate	$	(186)	21.0 %	$ (196)	21.0 %	$ (150)	21.0 %
U.S. State and Local Tax Expense		(38)	4.2	(34)	3.6	(29)	4.1
Permanent Items		3	(0.3)	2	(0.3)	2	(0.3)
Provision to Return Adjustments		2	(0.2)	(3)	0.3	4	(0.5)
Change in Valuation Allowance		(10)	1.1	19	(2.1)	(21)	2.9
Foreign Exchange Impacts		7	(0.8)	(7)	0.8	22	(3.1)
International Tax Rate Differences		(3)	0.3	(4)	0.5	(6)	0.8
U.S. Federal & State Tax Credits		16	(1.8)	22	(2.3)	9	(1.3)
Russia Impairment		—	—	(3)	0.3	(20)	2.8
Tax Effects Released from OCI		—	—	—	—	(10)	1.4
Goodwill Related to Dispositions		(14)	1.6	—	—	—	—
Other		(6)	0.7	(6)	0.7	5	(0.6)
Income Tax Expense	$	(229)	25.8 %	$ (210)	22.5 %	$ (194)	27.2 %

The effective tax rate for 2024 is different from the statutory rate primarily due to the write off of non-deductible book goodwill associated with the divestiture of Augusta as well as tax benefits of $16 million related to U.S. federal, state and foreign income tax credits, including purchased tax credits.

The effective tax rate for 2023 is different from the statutory rate primarily due to a decrease in the Company's valuation allowances in Sweden, Norway and the Netherlands of $22 million, the establishment of a valuation allowance against certain net deferred tax assets in Nigeria of $3 million, as well as tax benefits of $22 million related to U.S. federal, state and foreign income tax credits. The Company also recognized income tax expense of $7 million related to unrealized foreign currency activity for intercompany loans where the entity's functional currency and the loan denomination are different than the tax reporting currency (primarily in Sweden).

During 2022, tax expense differs from the amount at the statutory rate by $20 million due to impairment charges from the planned sale of the Company's Russian business that resulted in no corresponding tax benefit and due to the recording of $10 million of tax expense to release the tax expense remaining in Other Comprehensive Income after the settlement of certain swaps. The Company also recognized tax benefits of approximately $22 million related to deferred tax assets and liabilities recognized on unrealized foreign currency activity for intercompany loans where the entity's functional currency and the loan denomination currency are different than the tax reporting currency (primarily in Sweden). However, a valuation allowance of approximately $25 million was recorded during the year against deferred tax assets in Sweden, including the deferred tax asset related to the unrealized foreign currency activity. Additionally, the Company recorded a tax benefit of approximately $5 million related to the release of a valuation allowance recorded against the net deferred tax assets of its Brazilian subsidiary based on historic earnings.

The tax effects of differences that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities as of December 31 were as follows:

In millions		2024		2023
Deferred Income Tax Assets:				
Compensation Based Accruals	$	18	$	34
Net Operating Loss Carryforwards		67		74
Postretirement Benefits		23		24
Tax Credits		8		8
Capitalized Research & Development Costs		89		64
Other		84		89
Valuation Allowance		(45)		(37)
Total Deferred Income Tax Assets	$	244	$	256
Deferred Income Tax Liabilities:				
Property, Plant and Equipment	$	(568)	$	(672)
Goodwill & Other Intangibles		(241)		(263)
Other		(3)		(3)
Net Noncurrent Deferred Income Tax Liabilities		(812)		(938)
Net Deferred Income Tax Liability	$	(568)	$	(682)

The Company has evaluated the need to maintain a valuation allowance for deferred tax assets based on its assessment of whether it is more likely than not that deferred tax assets will be realized through the generation of future taxable income. Appropriate consideration was given to all available evidence, both positive and negative, in assessing the need for a valuation allowance. The Company reviewed its deferred income tax assets as of December 31, 2024 and 2023, respectively, and determined that it is more likely than not that a portion will not be realized. A valuation allowance of $45 million and $37 million as of December 31, 2024 and 2023, respectively, is maintained on the deferred income tax assets for which the Company has determined that realization is not more likely than not. Of the total valuation allowance at December 31, 2024, $42 million relates to net deferred tax assets in various foreign jurisdictions and $3 million relates to credit carryforwards in certain U.S. states as well as U.S. foreign tax credit carryforwards. The need for a valuation allowance is made on a jurisdiction-by-jurisdiction basis. As of December 31, 2024, the Company concluded that due to cumulative pretax losses and the lack of sufficient future taxable income of the appropriate character, realization is not more likely than not on the net deferred income tax assets related to the Company's operations in Australia as well as certain operations in Germany, Nigeria and Sweden.

The following table represents a summary of the valuation allowances against deferred tax assets as of and for the three years ended December 31, 2024, 2023, and 2022, respectively:

In millions				Additions				Deductions					
December 31,		Balance at Beginning of Period		Charged to Costs and Expenses		Charged to Other Accounts		Credited to Costs and Expenses		Credited to Other Accounts		Balance at End of Period	
2024	$	37	$	12	$	—	$	(2)	$	(2)	$	45	
2023		57		6		1		(25)		(2)		37	
2022		38		29		1		(8)		(3)		57	

The Company's U.S. state net operating loss carryforwards total $41 million and expire in various years through 2041. International net operating loss carryforward amounts total $66 million, of which substantially all have no expiration date.

Tax Credit carryforwards total $8 million which expire in various years through 2042.

Uncertain Tax Positions

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2024	2023	2022
Balance at January 1,	$ 34	$ 26	$ 24
Additions for Tax Positions of Current Year	1	2	2
Additions for Tax Positions of Prior Years	1	8	1
Reductions for Tax Positions of Prior Years	(4)	(2)	(1)
Balance at December 31,	$ 32	$ 34	$ 26

At December 31, 2024, $32 million of the total gross unrecognized tax benefits, if recognized, would affect the annual effective income tax rate. As of December 31, 2024, none of the total gross unrecognized tax benefits recorded are related to indefinite lived deferred tax assets and did not have an impact on total tax expense.

The Company recognizes potential accrued interest and penalties related to unrecognized tax benefits within its global operations in Income Tax Expense. The Company had an immaterial accrual for the payment of interest and penalties at December 31, 2024.

The Company anticipates that an immaterial portion of the total unrecognized tax benefits at December 31, 2024 could change within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions and our income tax filings are regularly examined by federal, state and non-U.S. tax authorities. The Company's 2018 U.S. federal corporate and partnership income tax filings are currently under examination by the Internal Revenue Service. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations for years before 2018.

As of December 31, 2024, the Company has provided for deferred income taxes attributable to future foreign withholding tax expense related to the Company's equity investment in the joint venture, Rengo Riverwood Packaging, Ltd. In addition, Company provides deferred income taxes for future Canadian withholding tax to the extent of excess cash available for distribution after consideration of working capital needs and other debt settlement of its Canadian subsidiary, Graphic Packaging International Canada, ULC. The Company continues to assert that it is permanently reinvested in the cumulative earnings of its Canadian subsidiary in excess of the amount of cash that is on hand and available for distribution after consideration of working capital needs and other debt settlement. The Company determined that no deferred tax liability should be recorded related to the outside basis difference of its Canadian subsidiary as of December 31, 2024.

The Company has not provided for deferred U.S. income taxes on approximately $80 million of its undistributed earnings in other international subsidiaries because of the Company's intention to indefinitely reinvest these earnings outside the U.S. The determination of the amount of the unrecognized deferred U.S. income tax liability (primarily withholding tax in certain jurisdictions) on the unremitted earnings or any other associated outside basis difference is not practicable because of the complexities associated with the calculation.

The Company has elected to recognize global intangible low-taxed income ("GILTI") as period cost as incurred, therefore there are no deferred taxes recognized for basis differences that are expected to impact the amount of the GILTI inclusion upon reversal.

NOTE 10 — FINANCIAL INSTRUMENTS, DERIVATIVES AND HEDGING ACTIVITIES

The Company enters into derivative instruments for risk management purposes only, including derivatives designated as hedging instruments under the *Derivatives and Hedging* topic of the FASB Codification and those not designated as hedging instruments under this guidance. The Company has used interest rate swaps, natural gas swap contracts and forward exchange contracts. These derivative instruments are designated as cash flow hedges and, to the extent they are effective in offsetting the variability of the hedged cash flows, changes in the derivatives' fair value are not included in current earnings but are included in Accumulated Other Comprehensive Loss. These changes in fair value will subsequently be reclassified to earnings, contemporaneously with and offsetting changes in the related hedged exposure and presented in the same line of the income statement expected for the hedged item.

Interest Rate Risk

The Company has previously used interest rate swaps to manage interest rate risks on future interest payments caused by interest rate changes on its variable rate term loan facilities. Changes in fair value are subsequently reclassified into earnings as a component of Interest Expense, Net in the Consolidated Statements of Operations as interest is incurred on amounts outstanding under the term loan facilities.

As of December 31, 2023, the Company had interest rate swap positions with a notional value of $750 million which matured in April 2024. As of December 31, 2024, the Company had no outstanding interest rate swaps.

During 2024 and 2023, there were no amounts of ineffectiveness. Additionally, there were no amounts excluded from the measure of effectiveness.

Commodity Risk

To manage risks associated with future variability in cash flows and price risk attributable to purchases of natural gas, the Company enters into natural gas swap contracts to hedge prices for a designated percentage of its expected natural gas usage. Such contracts are designated as cash flow hedges. The contracts are carried at fair value with changes in fair value recognized in Accumulated Other Comprehensive Loss and resulting gain or loss reclassified into Cost of Sales concurrently with the recognition of the commodity consumed. On May 1, 2024, the Company completed the Augusta divestiture. The allocation of natural gas swap contracts identified for Augusta were dedesignated and treated as a derivative not designated as hedges on a go-forward basis until the contracts' expired in 2024. Charges or gains associated with these dedesignated hedges have been recorded in Business Combinations, Exit Activities and Other Special Items, Net in the Consolidated Statements of Operations. The Company has hedged approximately 52% of its expected natural gas usage for 2025. For more information, see "*Note 19 - Divestitures*".

During 2024 and 2023, there were no amounts of ineffectiveness related to changes in the fair value of natural gas swap contracts. Additionally, there were no amounts excluded from the measure of effectiveness.

Derivatives not Designated as Hedges

The Company enters into forward exchange contracts to effectively hedge substantially all of its accounts receivables resulting from sales transactions and intercompany loans denominated in foreign currencies in order to manage risks associated with variability in cash flows that may be adversely affected by changes in exchange rates. At December 31, 2024 and 2023, multiple foreign currency forward exchange contracts existed, with maturities ranging up to eight months. Those foreign currency exchange contracts outstanding at December 31, 2024 and 2023, when aggregated and measured in U.S. dollars at contractual rates at December 31, 2024 and 2023, respectively, had net notional amounts totaling $116 million and $131 million. Unrealized gains and losses resulting from these contracts are recognized in Other Expense, Net in the Consolidated Statements of Operations and approximately offset corresponding recognized but unrealized gains and losses on the remeasurement of these accounts receivable.

Foreign Currency Movement Effect

For the year ended December 31, 2024, 2023 and 2022 net currency exchange losses included in determining Income from Operations were $5 million, $6 million, and $3 million, respectively.

NOTE 11 — FAIR VALUE MEASUREMENT

The Company follows the fair value guidance integrated into the *Fair Value Measurements and Disclosures* topic of the FASB Codification in regards to financial and nonfinancial assets and liabilities. Nonfinancial assets and nonfinancial liabilities include those measured at fair value in goodwill impairment testing, asset retirement obligations initially measured at fair value, and those assets and liabilities initially measured at fair value in a business combination.

The FASB's guidance defines fair value, establishes a framework for measuring fair value and expands the fair value disclosure requirements. The accounting guidance applies to accounting pronouncements that require or permit fair value measurements. It indicates, among other things, that a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The guidance defines fair value based upon an exit price model, whereby fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance clarifies that fair value should be based on assumptions that market participants would use, including a consideration of non-performance risk.

Valuation Hierarchy

The *Fair Value Measurements and Disclosures* topic establishes a valuation hierarchy for disclosure of the inputs used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows:

Level 1 inputs — quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 inputs — quoted prices for similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument.

Level 3 inputs — unobservable inputs based on the Company's own assumptions used to measure assets and liabilities at fair value.

An asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The Company has determined that its financial assets and financial liabilities include derivative instruments which are carried at fair value and are valued using Level 2 inputs in the fair value hierarchy. The Company uses valuation techniques based on discounted cash flow analyses, which reflects the terms of the derivatives and uses observable market-based inputs, including forward rates and uses market price quotations obtained from third party derivatives brokers, corroborated with information obtained from third party pricing service providers.

Fair Value of Financial Instruments

As of December 31, 2024 and 2023, there has not been any significant impact to the fair value of the Company's derivative liabilities due to its own credit risk. Similarly, there has not been any significant adverse impact to the Company's derivative assets based on evaluation of the Company's counterparties' credit risks. As of December 31, 2024, the Company had commodity contract derivative assets, which were included in Other Current Assets on the Consolidated Balance Sheets of $1 million. As of December 31, 2023, the Company had commodity contract derivative liabilities, which were included in Other Accrued Liabilities on the Consolidated Balance Sheets of $7 million.

The fair values of the Company's other financial assets and liabilities at December 31, 2024 and 2023 approximately equal the carrying values reported on the Consolidated Balance Sheets except for Long-Term Debt. The fair value of the Company's Long-Term Debt (excluding finance leases and deferred financing fees) was $4,894 million and $5,039 million, as compared to the carrying amounts of $5,046 million and $5,217 million as of December 31, 2024 and 2023, respectively. The fair value of the Company's Total Debt, including the Senior Notes, is based on quoted market prices (Level 2 inputs). Level 2 valuation techniques for Long-Term Debt are based on quotations obtained from independent pricing service providers.

Effect of Derivative Instruments

The pre-tax effect of derivative instruments in cash flow hedging relationships in the Consolidated Statements of Operations for the year ended December 31, 2024 and 2023 is as follows:

	Amount of Loss (Gain) Recognized in Accumulated Other Comprehensive Loss				Amount of Loss (Gain) Recognized in Statement of Operations		
	Year Ended December 31,			Location in Statement of Operations	Year Ended December 31,		
In millions	2024	2023	2022		2024	2023	2022
Commodity Contracts	$ 4	$ 32	$ 2	Cost of Sales	$ 14	$ 35	$ (12)
Interest Rate Swap Agreements	—	(4)	—	Interest Expense, Net	(1)	(3)	—
Total	$ 4	$ 28	$ 2		$ 13	$ 32	$ (12)

At December 31, 2024, the Company expects to reclassify $1 million of pre-tax gain in the next twelve months from Accumulated Other Comprehensive Loss to earnings, contemporaneously with and offsetting changes in the related hedged exposure. The actual amount that will be reclassified to future earnings may vary from this amount as a result of changes in market conditions.

The pre-tax effect of derivative instruments not designated as hedging instruments in the Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022 is as follows:

In millions		2024	2023	2022
Foreign Currency Contracts	Other Expense, Net	$ (10) $	(3) $	(9)
Commodity Contracts[a]	Business Combinations, Exit Activities and Other Special Items, Net	3	—	—
Total		$ (7) $	(3) $	(9)

[a] Relates to hedge dedesignation as a result of the Augusta Divestiture (see *"Note 10 - Derivatives"*).

NOTE 12 — ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Other Comprehensive Income (Loss) attributable to Graphic Packaging Holding Company are as follows:

	Year Ended December 31,									
	2024			**2023**			**2022**			
In millions	**Pretax Amount**	**Tax Effect**	**Net Amount**	**Pretax Amount**	**Tax Effect**	**Net Amount**	**Pretax Amount**	**Tax Effect**	**Net Amount**	
Derivative Instruments Gain (Loss)	$ 9	$ (2)	$ 7	$ 4	$ (1)	$ 3	$ 22	$ (18)	$ 4	
Pension and Postretirement Benefit Plans Gain (Loss)	3	(3)	—	(5)	1	(4)	(22)	13	(9)	
Currency Translation Adjustment (Loss) Gain	(138)	(11)	(149)	61	4	65	(156)	8	(148)	
Other Comprehensive (Loss) Income	$ (126)	$ (16)	$ (142)	$ 60	$ 4	$ 64	$ (156)	$ 3	$ (153)	

The balances of Accumulated Other Comprehensive Income (Loss) Attributable to Graphic Packaging Holding Company, net of applicable taxes are as follows:

	December 31,	
In millions	2024	2023
Accumulated Derivative Instruments Gain (Loss)	$ 6 $	(1)
Pension and Postretirement Benefit Plans	(107)	(107)
Currency Translation Adjustment	(354)	(205)
Accumulated Other Comprehensive Loss	$ (455) $	(313)

NOTE 13 — COMMITMENTS

The Company has entered into other long-term contracts principally for the purchase of fiber and chip processing along with commitments associated with building a new recycled paperboard manufacturing facility in Waco, Texas. The minimum purchase commitments extend beyond 2029. At December 31, 2024, total commitments under these contracts were as follows:

In millions	
2025	$ 289
2026	21
2027	10
2028	8
2029	8
Thereafter	16
Total	$ 352

NOTE 14 — ENVIRONMENTAL AND LEGAL MATTERS

Environmental Matters

The Company is subject to a broad range of foreign, federal, state and local environmental, health and safety laws and regulations, including those governing discharges to air, soil and water, the management, treatment and disposal of hazardous substances, solid waste and hazardous wastes, the investigation and remediation of contamination resulting from historical site operations and releases of hazardous substances, the recycling of packaging and the health and safety of employees. Compliance initiatives could result in significant costs, which could negatively impact the Company's consolidated financial position, results of operations or cash flows. Any failure to comply with environmental or health and safety laws and regulations or any permits and authorizations required thereunder could subject the Company to fines, corrective action or other sanctions.

Some of the Company's current and former facilities are the subject of environmental investigations and remediations resulting from historical operations and the release of hazardous substances or other constituents. Some current and former facilities have a history of industrial usage for which investigation and remediation obligations may be imposed in the future or for which indemnification claims may be asserted against the Company. Also, closures or sales of facilities may necessitate further investigation and may result in remediation activities at those facilities.

The Company has established reserves for those facilities or issues where a liability is probable and the costs are reasonably estimable. The Company believes that the amounts accrued for its loss contingencies, and the reasonably possible loss beyond the amounts accrued, are not material to the Company's consolidated financial position, results of operations or cash flows. The Company cannot estimate with certainty other future compliance, investigation or remediation costs. Some costs relating to historic usage that the Company considers to be reasonably possible of resulting in liability are not quantifiable at this time. The Company will continue to monitor environmental issues at each of its facilities, as well as regulatory developments, and will revise its accruals, estimates and disclosures relating to past, present and future operations, as additional information is obtained.

Legal Matters

The Company is a party to a number of lawsuits arising in the ordinary conduct of its business. Although the timing and outcome of these lawsuits cannot be predicted with certainty, the Company does not believe that disposition of these lawsuits will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

NOTE 15 — BUSINESS SEGMENT AND GEOGRAPHIC AREA INFORMATION

The Company has three reportable segments as follows:

Americas Paperboard Packaging includes paperboard packaging sold primarily to consumer packaged goods ("CPG") companies serving the food, beverage, and consumer product markets and cups, lids and food containers sold primarily to foodservice companies and quick-service restaurants ("QSR") in the Americas.

Europe Paperboard Packaging includes paperboard packaging sold primarily to CPG companies serving the food, beverage and consumer product markets, including healthcare and beauty, primarily in Europe.

Paperboard Manufacturing includes the six North American paperboard manufacturing facilities that produce recycled, unbleached and bleached paperboard, which is primarily consumed internally to produce paperboard consumer packaging for the Americas and Europe Paperboard Packaging segments. Paperboard not consumed internally is sold externally to a small group of paperboard packaging converters. The Paperboard Manufacturing segment's Net Sales represent the sale of paperboard only to external customers. The effect of intercompany transfers to the paperboard packaging segments has been eliminated from the Paperboard Manufacturing segment to reflect the economics of the integration of these segments.

The Company allocates certain paperboard manufacturing and corporate costs to the reportable segments to appropriately represent the economics of these segments. The Corporate and Other caption, which does not meet the criteria of a reportable segment, includes the Pacific Rim and Australia operating segments and unallocated corporate and one-time costs.

These segments are evaluated by the Chief Operating Decision Maker ("CODM") based primarily on Income from Operations as adjusted for depreciation and amortization. The Company's CODM, who is responsible for allocating resources, assessing performance of the operating segments and making strategic decisions, has been identified as the Chief Executive Officer. The Company's segments maintain separate financial information, and the CODM evaluates the segments' operating results on a regular basis in deciding how to allocate resources among the segments and in assessing segment performance. The accounting policies of the reportable segments are the same as those described above in "*Note 1 - Nature of Business and Summary of Significant Accounting Policies.*"

The Company did not have any one customer who accounted for 10% or more of the Company's net sales during 2024, 2023 or 2022.

Business segment information is as follows:

		Year Ended December 31, 2024			
In millions	Americas Paperboard Packaging	Europe Paperboard Packaging	Paperboard Manufacturing	Corporate and Other	Total
Net Sales[a]	$ 6,101 $	1,893 $	655 $	158 $	8,807
Cost of Sales[b]	4,610	1,516	626	93	6,845
Selling, General and Administrative[b]	363	221	117	73	774
Other[c]	56	34	(28)	7	69
Income (Loss) from Operations	$ 1,072 $	122 $	(60) $	(15) $	1,119
Other Segment Information					
Capital Expenditures	$ 168 $	109 $	892 $	34 $	1,203
Depreciation and Amortization	196	121	205	35	557

[a] Includes revenue from customers for the Australia and Pacific Rim operating segments reported within Corporate and Other.
[b] Cost of Sales and Selling, General and Administrative both include depreciation and amortization, while Cost of Sales also includes accelerated depreciation related to exit activities for all segments presented (see "*Note 18 - Exit Activities*").
[c] Includes expenses related to business combinations, exit activities and other special charges for all segments presented (see "*Note 1 - General Information*") and a gain from the Augusta Divestiture in Paperboard Manufacturing (see "*Note 19 - Divestitures*").

		Year Ended December 31, 2023			
In millions	Americas Paperboard Packaging	Europe Paperboard Packaging	Paperboard Manufacturing	Corporate and Other	Total
Net Sales[a]	$ 6,200 $	2,024 $	1,022 $	182 $	9,428
Cost of Sales[b]	4,693	1,644	862	112	7,311
Selling, General and Administrative[b]	375	203	134	93	805
Other[c]	44	50	49	(5)	138
Income (Loss) from Operations	$ 1,088 $	127 $	(23) $	(18) $	1,174
Other Segment Information					
Capital Expenditures	$ 144 $	101 $	479 $	80 $	804
Depreciation and Amortization	186	113	284	36	619

[a] Includes revenue from customers for the Australia and Pacific Rim operating segments reported within Corporate and Other.
[b] Cost of Sales and Selling, General and Administrative both include depreciation and amortization, while Cost of Sales also includes accelerated depreciation related to exit activities for all segments presented (see "*Note 18 - Exit Activities*").
[c] Includes expenses related to business combinations, exit activities and other special charges for all segments presented (see "*Note 1 - General Information*") and impairment charges related to Russia in Europe Paperboard Packaging (*see "Note 19 - Divestitures"*).

In millions		Year Ended December 31, 2022				
		Americas Paperboard Packaging	Europe Paperboard Packaging	Paperboard Manufacturing	Corporate and Other	Total
Net Sales[a]	$	6,015 $	1,973 $	1,290 $	162 $	9,440
Cost of Sales[b]		4,827	1,586	1,092	105	7,610
Selling, General and Administrative[b]		357	201	140	76	774
Other[c]		31	127	13	(21)	150
Income (Loss) from Operations	$	800 $	59 $	45 $	2 $	906
Other Segment Information						
Capital Expenditures	$	131 $	43 $	336 $	39 $	549
Depreciation and Amortization		173	109	242	29	553

[a] Includes revenue from customers for the Australia and Pacific Rim operating segments reported within Corporate and Other.

[b] Cost of Sales and Selling, General and Administrative both include depreciation and amortization, while Cost of Sales also includes accelerated depreciation related to exit activities in Paperboard Manufacturing (see "*Note 18 - Exit Activities*").

[c] Includes expenses related to business combinations, exit activities and other special charges for all segments presented (see "*Note 1 - General Information*") and impairment charges related to Russia in Europe Paperboard Packaging (*see "Note 19 - Divestitures"*).

Business geographic area information is as follows:

In millions		Year Ended December 31,		
		2024	2023	2022
NET SALES:				
United States	$	6,187 $	6,646 $	6,741
International[a]		2,620	2,782	2,699
Total	$	8,807 $	9,428 $	9,440

In millions		2024	2023	2022
LONG-LIVED ASSETS AT DECEMBER 31:				
United States	$	4,499 $	4,178 $	3,813
International[a]		759	814	766
Total	$	5,258 $	4,992 $	4,579

[a] Net Sales and long-lived assets of individual countries outside of the United States are not material.

NOTE 16 — EARNINGS PER SHARE

In millions, except per share data		Year Ended December 31,		
		2024	2023	2022
Net Income Attributable to Graphic Packaging Holding Company	$	658 $	723 $	522
Weighted Average Shares:				
Basic		304.0	308.2	308.8
Dilutive effect of RSUs		1.1	0.9	0.7
Diluted		305.1	309.1	309.5
Earnings Per Share - Basic	$	2.16 $	2.35 $	1.69
Earnings Per Share - Diluted	$	2.16 $	2.34 $	1.69

NOTE 17 — CHANGES IN ACCUMULATED OTHER COMPREHENSIVE LOSS

The following represents changes in Accumulated Other Comprehensive Loss attributable to Graphic Packaging Holding Company by component for the year ended December 31, 2024:

In millions	Derivatives Instruments	Pension and Postretirement Benefit Plans	Currency Translation Adjustments	Total
Balance at December 31, 2023	$ (1)	$ (107)	$ (205)	$ (313)
Other Comprehensive (Loss) Income before Reclassifications	(3)	(1)	(149)	(153)
Amounts Reclassified from Accumulated Other Comprehensive Loss[a]	10	1	—	11
Net Current-period Other Comprehensive Income (Loss)	7	—	(149)	(142)
Balance at December 31, 2024	$ 6	$ (107)	$ (354)	$ (455)

[a] See following table for details about these reclassifications.

The following represents reclassifications out of Accumulated Other Comprehensive Loss for the year ended December 31, 2024:

In millions

Details about Accumulated Other Comprehensive Loss Components	Amount Reclassified from Accumulated Other Comprehensive Loss	Affected Line Item in the Statement Where Net Income is Presented
Derivatives Instruments:		
Commodity Contracts	$ 14	Cost of Sales
Interest Rate Swap Agreements	(1)	Interest Expense, Net
	13	Total before Tax
	(3)	Tax Benefit
	$ 10	Total, Net of Tax
Amortization of Defined Benefit Pension Plans:		
Actuarial Losses	$ 4 [a]	Total before Tax
	(1)	Tax Benefit
	$ 3	Total, Net of Tax
Amortization of Postretirement Benefit Plans:		
Actuarial Gains	$ (2) [a]	Total before Tax
	—	Tax Expense
	$ (2)	Total, Net of Tax
Total Reclassifications for the Period	$ 11	Total, Net of Tax

[a] These accumulated other comprehensive loss components are included in the computation of net periodic pension cost (see "*Note 8 - Pensions and Other Postretirement Benefits*").

NOTE 18 — EXIT ACTIVITIES

2024

During 2024, the Company decided to close multiple packaging facilities by the end of 2024 and early 2025. Production from these facilities will be consolidated into other existing packaging network. The costs associated with these exit activities are included in the table below for the year ended December 31, 2024. Current Assets within the Consolidated Balance Sheet include $15 million relating to multiple packaging facilities that met the held for sale criteria as of December 31, 2024.

2023

During 2023, the Company decided to close multiple packaging facilities by the end of 2023 and early 2024. Production from these facilities has been consolidated into other existing packaging network. The costs associated with these exit activities are included in the table below for the year ended December 31, 2024 and 2023.

On February 7, 2023, the Company announced its plan to build a new recycled paperboard manufacturing facility in Waco, Texas. In conjunction with this project, the Company announced the closure of three smaller recycled paperboard manufacturing facilities to manage capacity while lowering costs. The costs associated with these exit activities are included in the table below for the year ended December 31, 2024 and 2023.

In the second quarter of 2023, the Company announced its decision to accelerate the closure of one of these three recycled paperboard manufacturing facilities that was in Tama, Iowa and closed the facility in the second quarter of 2023. The costs associated with this closure are included in the table below for the year ended December 31, 2023.

During the third quarter of 2023, the Company decided to discontinue the project in Texarkana to modify an existing paperboard machine to add swing capacity between bleached and unbleached paperboard in order to focus growth investments in the strategic expansion of recycled paperboard capacity. The Company incurred charges of $16 million within the Paperboard Manufacturing reportable segment related to the write-off of assets, which were primarily engineering, consulting, and permitting costs for this project. The costs associated with this project are included in the table below for the year ended December 31, 2023.

During the third quarter of 2023, the Company decided to permanently decommission the K3 recycled paperboard machine in Kalamazoo, Michigan as part of its recycled paperboard network optimization plan that the Company initiated in 2019. Through December 31, 2024, the Company incurred charges of $28 million related to the write-off of inventory, dismantling of the recycled paperboard machine and accelerated depreciation for the assets. The costs associated with these exit activities are included in the table below for the year ended December 31, 2024 and 2023.

2022

In March 2022, the Company announced its decision to close the Norwalk, Ohio packaging facility and closed the facility in September 2022. The Company incurred charges associated with this exit activity for post-employment benefits, retention bonuses and incentives, which are included in the Severance Costs and Other line item in the table below for the year ended December 31, 2022.

During 2019, the Company announced its plans to invest in a new recycled paperboard machine in Kalamazoo, Michigan. At the time of the announcement, the Company expected to close two of its smaller recycled paperboard manufacturing facilities in 2022 in order to remain capacity neutral. During the third quarter of 2021, the Company decided to continue to operate one of the two original smaller recycled paperboard manufacturing facilities. In the second quarter of 2022, the Company closed the Battle Creek, Michigan recycled paperboard manufacturing facility. The Company incurred charges associated with this exit activity for post-employment benefits, retention bonuses and incentives, which are included in the Severance Costs and Other line item in the table below for the year ended December 31, 2022.

During the years ended December 31, 2024, 2023, and 2022, the Company recorded $74 million, $89 million and $17 million of exit costs, respectively, associated with these restructurings. Other costs associated with the start-up of the new recycled paperboard machine recorded in the period in which they are incurred.

The following table summarizes the costs incurred during 2024, 2023 and 2022 related to these restructurings:

		Year Ended December 31,		
In millions	**Location in Statement of Operations**	**2024**	**2023**	**2022**
Severance Costs and Other[a]	Business Combinations, Exit Activities and Other Special Items, Net	$ 18	$ 25	$ 1
Asset Write-offs and Start-Up Costs[b]	Business Combinations, Exit Activities and Other Special Items, Net	36	22	9
Accelerated Depreciation	Cost of Sales	20	42	7
Total		$ 74	$ 89	$ 17

[a] Costs incurred include activities for post-employment benefits, retention bonuses, incentives and professional services. (see "*Note 1 - Business Combinations, Exit Activities and Other Special Items, Net*").
[b] Costs incurred include non-cash write-offs for items such as machinery, supplies and inventory.

The following table summarizes the balance of accrued expenses related to restructuring:

In millions		**Total**
Balance at December 31, 2022	$	1
Costs Incurred		25
Payments		(4)
Adjustments[a]		(1)
Balance at December 31, 2023	$	21
Costs Incurred		17
Payments		(7)
Adjustments[b]		2
Balance at December 31, 2024	$	33

[a] Adjustments related to changes in estimates of severance costs
[b] Adjustments related to severance reserves denominated in foreign currencies Euro and Canadian Dollar.

Due to the expected closures of the additional two recycled paperboard manufacturing facilities, the Company incurred charges within the Paperboard Manufacturing reportable segment for post-employment benefits, retention bonuses and incentives of $20 million, and accelerated depreciation and inventory and asset write-offs of $11 million from announcement date through December 31, 2024. The Company expects to incur total charges associated with these exit activities for post-employment benefits, retention bonuses and incentives in the range of $25 million to $30 million and for accelerated depreciation and inventory and asset write-offs in the range of $15 million to $20 million through 2026.

Due to the expected closures of the packaging facilities and other exit activities, the Company incurred charges within the Americas Paperboard Packaging and Europe Paperboard Packaging reportable segments for post-employment benefits, retention bonuses and incentives of $19 million from announcement date through December 31, 2024. The Company also incurred charges within the Americas Paperboard Packaging and Europe Paperboard Packaging reportable segment for accelerated depreciation and inventory and asset write-offs of $24 million from announcement date through December 31, 2024. The Company expects to incur total charges associated with these exit activities for post-employment benefits, retention bonuses and incentives in the range of $20 million to $22 million and for accelerated depreciation and inventory and asset write-offs in the range of $25 million to $27 million through 2025.

Additionally, the Company has incurred start-up charges within the Paperboard Manufacturing reportable segment for the new recycled paperboard manufacturing facility in Waco of $14 million from announcement date through December 31, 2024. The Company expects to incur total start-up charges of approximately $55 million to $60 million for the new recycled paperboard manufacturing facility through 2026.

NOTE 19 — DIVESTITURES

Divestiture of Augusta Paperboard Manufacturing Facility

In the first quarter of 2024, the Company began the process of divesting its interests in its Augusta, Georgia bleached paperboard manufacturing facility (the "Augusta Divestiture"), which met the criteria to be considered a business. The assets and liabilities to be disposed of in connection with this transaction met the held for sale criteria as of March 31, 2024 through the date of sale. On May 1, 2024, the Company completed the sale to Clearwater Paper Corporation for a total consideration of $711 million. The operating results of the Augusta Divestiture for the four months ended April 30, 2024 are included in the Company's Sales and Income before Income Taxes in the Consolidated Statements of Operations. Total Net Sales and Income before Income Taxes for the Augusta Operations during this time were $144 million and $21 million, respectively. The Augusta Divestiture did not qualify as discontinued operations as it did not represent a strategic shift that will have a major impact on the Company's operations or financial results. The Augusta Divestiture resulted in a $75 million gain on sale of business (net of transaction costs), including goodwill allocated to the sale of $68 million. The Augusta Divestiture is reported within the Paperboard Manufacturing segment.

Impairment and Divestiture of Russian Business

In the second quarter of 2022, the Company began the process of divesting its interests in its two packaging facilities in Russia (the "Russian Operations"), which met the criteria to be considered a business, through a sale of 100% of the outstanding shares. The assets and liabilities to be disposed of in connection with this transaction met the held for sale criteria as of June 30, 2022 through the date of sale. On November 30, 2023, the Company completed the sale to former members of management of its Russian Operations (the "Buyer") for total consideration of $59 million, which was primarily a long-term loan to the Buyer with a maturity date in 2038 (the "Vendor Loan"). Given the current government sanctions and restrictions on movement of currency out of Russia to satisfy payments on the notes, the Company placed a valuation allowance of $46 million against the Vendor Loan receivable. Through December 31, 2024, the Buyer repaid $2 million on the Vendor Loan.

During 2022 and 2023, the Company incurred $106 million of impairment losses associated with the Russian Operations including $96 million in 2022, which includes $12 million of goodwill impairment initially recognized in Q2 2022 and $10 million in 2023, all of which are included in the Business Combinations, Exit Activities, and Other Special Items, Net line in the Consolidated Statement of Operations. The operating results of the Russian Operations for the eleven months ended November 30, 2023 are included in the Company's Sales and Net Income in the Consolidated Statements of Operations. Total Net Sales and Net Income for the Russian Operations during this time were $90 million and $8 million, respectively.

In addition, the Company historically had an intercompany payable to the Russian Operations. As of the date of the sale, the intercompany payable was converted to an external third-party loan payable (the "Loan Payable"). The Loan Payable will mature in 2037. The Loan Payable totaling $32 million is reflected in the Other Noncurrent Liabilities on the Consolidated Balance Sheet.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Graphic Packaging Holding Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Graphic Packaging Holding Company and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of shareholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill Impairment Assessment - Europe Reporting Unit

As described in Note 1 to the consolidated financial statements, the Company's consolidated goodwill balance was $1,993 million as of December 31, 2024. As disclosed by management, the goodwill associated with the Europe reporting unit was $468 million as of December 31, 2024. Management tests goodwill for impairment annually as of October 1, as well as whenever events or changes in circumstances suggest that the estimated fair value of a reporting unit may no longer exceed its carrying amount. Potential goodwill impairment is measured at the reporting unit level by comparing the reporting unit's carrying amount (including goodwill), to the fair value of the reporting unit. When performing the quantitative analysis, the estimated fair value of each reporting unit is determined by utilizing a discounted cash flow analysis based on the Company's forecasts, discounted using a weighted average cost of capital and market indicators of terminal year cash flows based upon a multiple of EBITDA. In determining fair value of the Europe reporting unit, management relies on and considers a number of factors, including but not limited to, future operating results, business plans, economic projections of revenues and operating margins, forecasts including future cash flows, and market data and analysis, including market capitalization.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment for the Europe reporting unit are a critical audit matter are (i) the high degree of auditor judgment and subjectivity in performing procedures related to the fair value of the reporting unit due to the significant judgment by management when determining the estimated fair value of the Europe reporting unit; (ii) the significant audit effort in evaluating management's significant assumption related to economic projections of operating margins; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's goodwill impairment assessment, including controls over the valuation of the Company's Europe reporting unit and the development of the significant assumption related to economic projections of operating margins. These procedures also included, among others, testing management's process for determining the fair value of the Europe reporting unit; evaluating the appropriateness of the discounted cash flow analysis; and evaluating the reasonableness of the significant assumption related to economic projections of operating margins. Evaluating the assumption related to economic projections of operating margins involved evaluating whether the assumption used by management was reasonable considering (i) the current and past performance of the Europe reporting unit; (ii) the consistency with external market and industry data; and (iii) whether this assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the discounted cash flow analysis.

/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
February 12, 2025

We have served as the Company's auditor since 2020.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management has established disclosure controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported within time periods specified in the Securities and Exchange Commission rules and forms. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management to allow timely decisions regarding required disclosure. Based on management's evaluation as of the end of the period covered by this Annual Report on Form 10-K, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d15(e) promulgated under the Exchange Act) were effective as of December 31, 2024, the end of the period covered by this Annual Report on Form 10-K.

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rule 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only with proper authorizations; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management, under the supervision of and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 based on criteria for effective control over financial reporting described in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment the Company's management concluded that its internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Pursuant to Instruction G(3) to Form 10-K, the information relating to Directors of the Registrant, compliance with Section 16(a) of the Exchange Act, compliance with the Company's Code of Ethics, and certain other information required by Item 10 is incorporated by reference to the Registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which is to be filed pursuant to Regulation 14A within 120 days after the end of the Registrant's fiscal year ended December 31, 2024.

ITEM 11. EXECUTIVE COMPENSATION

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 11 is incorporated by reference to the Registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which is to be filed pursuant to Regulation 14A within 120 days after the end of the Registrant's fiscal year ended December 31, 2024.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 12 is incorporated by reference to the Registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which is to be filed pursuant to Regulation 14A within 120 days after the end of the Registrant's fiscal year ended December 31, 2024.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 13 is incorporated by reference to the Registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which is to be filed pursuant to Regulation 14A within 120 days after the end of the Registrant's fiscal year ended December 31, 2024.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Pursuant to Instruction G(3) to Form 10-K, the information required by Item 14 is incorporated by reference to the Registrant's definitive Proxy Statement for the 2025 Annual Meeting of Stockholders, which is to be filed pursuant to Regulation 14A within 120 days after the end of the Registrant's fiscal year ended December 31, 2024.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a.   Financial statements, financial statement schedule and exhibits filed as part of this report:

    1.   Consolidated Statements of Operations for each of the three years in the period ended December 31, 2024

        Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2024

        Consolidated Balance Sheets as of December 31, 2024, and 2023

        Consolidated Statements of Shareholders' Equity for each of the three years in the period ended December 31, 2024

        Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2024

        Notes to Consolidated Financial Statements

        Reports of Independent Registered Public Accounting Firm

    2.   All schedules are omitted as the information required is either included elsewhere in the consolidated financial statements herein or is not applicable.

    3.   Exhibits to Annual Report on Form 10-K for Year Ended December 31, 2024.

Exhibit Number	Description
3.1	Restated Certificate of Incorporation of New Giant Corporation. Filed as Exhibit 3.1 to Graphic Packaging Holding Company's Current Report on Form 8-K filed on March 10, 2008 and incorporated herein by reference.
3.2	Bylaws of Graphic Packaging Holding Company, as amended on May 20, 2015. Filed as Exhibit 3.1 to Graphic Packaging Holding Company's Current Report on Form 8-K filed on May 27, 2015 and incorporated herein by reference.
3.3	Certificate of Formation of Graphic Packaging International, LLC. Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on January 1, 2018 and incorporated herein by reference.
3.4	Amended and Restated Limited Liability Company Operating Agreement of Graphic Packaging International, LLC. Filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed on January 1, 2018 and incorporated herein by reference.
4.1	Indenture dated as of November 6, 2014, by and among Graphic Packaging International, Inc., the guarantors named therein and U.S. Bank National Association, as trustee. Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed on November 6, 2014 and incorporated herein by reference.
4.2	First Supplemental Indenture dated as of November 6, 2014 by and among Graphic Packaging International, Inc. the guarantors named therein and U.S. Bank National Association, as trustee. Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 6, 2014 and incorporated herein by reference.
4.3	Second Supplemental Indenture dated as of August 11, 2016 by and among Graphic Packaging International Inc., Graphic Packaging Holding Company, the other guarantors named therein and U.S. Bank National Association as trustee. Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on August 11, 2016 and incorporated herein by reference.
4.4	Supplemental Indenture among Graphic Packaging International, Inc., Graphic Packaging Holding Company, the other guarantors party thereto and U.S. Bank National Association, as Trustee, with respect to the 4.875% Senior Notes due 2022. Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed on October 24, 2017 and incorporated herein by reference.
4.5	Supplemental Indenture among Graphic Packaging International, Inc., Graphic Packaging Holding Company, the other guarantors party thereto and U.S. Bank National Association, as Trustee, with respect to the 4.125% Senior Notes due 2024. Filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed on October 24, 2017 and incorporated herein by reference.

4.6	Third Supplemental Indenture dated as of June 25, 2019, by and among Graphic Packaging International, LLC, the guarantors listed therein and U.S. Bank, National Association. Filed as Exhibit 4.2 to Graphic Packaging Holding Company and Graphic Packaging International, LLC's current report on Form 8-K filed on June 25, 2019 and incorporated herein by reference.
4.7	Fourth Supplemental Indenture dated March 6, 2020, by and among Graphic Packaging International, LLC, the guarantors listed therein and U.S. Bank National Association, as Trustee, with respect to the 3.5% Senior Notes due 2028. Filed as Exhibit 4.2 to the Registrant's Form 8-K filed on March 6, 2020 and incorporated herein by reference.
4.8	Fifth Supplemental Indenture dated August 20, 2020, by and among Graphic Packaging International, LLC, the guarantors listed therein and U.S. Bank National Association, as Trustee, with respect to the 3.5% Senior Notes due 2029. Filed as Exhibit 4.2 to the Registrant's Form 8-K filed on August 31, 2020 and incorporated herein by reference.
4.9	Sixth Supplemental Indenture dated as of March 8, 2021, by and among Graphic Packaging International, LLC, Graphic Packaging International Partners, LLC, the guarantors listed therein and U.S. Bank, N.A. (including the form of Note attached as an exhibit thereto). Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on March 8, 2021 and incorporated herein by reference.
4.10	Seventh Supplemental Indenture, dated as of November 19, 2021, by and among Graphic Packaging International, LLC, Graphic Packaging International Partners, LLC, the guarantors listed therein and U.S. Bank, National Association (including the form of Note attached as an exhibit thereto). Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on November 19, 2021 and incorporated herein by reference.
4.11	Eighth Supplemental Indenture, dated as of November 19, 2021, by and among Graphic Packaging International, LLC, Graphic Packaging International Partners, LLC, the guarantors listed therein, U.S. Bank, National Association, Elavon Financial Services DAC, UK Branch, and Elavon Financial Services DAC (including the form of Note attached as an exhibit thereto). Filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed on November 19, 2021 and incorporated herein by reference.
4.12	Ninth Supplemental Indenture dated as of May 13, 2024, by and among Graphic Packaging International, LLC, the guarantors listed therein and U.S. Bank Trust Company, National Association (including the form of Note attached as an exhibit thereto). Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed on May 13, 2024 and incorporated herein by reference.
10.1*	GPI U.S. Consolidated Pension Plan Master Document as amended and restated, effective January 1, 2017. Filed as exhibit 10.1 to the Registrant's Annual Report on Form 10-K filed on February 8, 2017 and incorporated herein by reference.
10.2*	Amended and Restated Employment Agreement dated as of November 19, 2015 by and among Graphic Packaging International, Inc., the Registrant and Michael P. Doss. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 19, 2015 and incorporated herein by reference.
10.3*	Graphic Packaging Excess Benefit Plan, as amended and restated, effective as of January 1, 2009. Filed as Exhibit 10.22 to Registrant's Annual Report on Form 10-K filed on February 23, 2010 and incorporated herein by reference.
10.4*	Graphic Packaging Supplemental Retirement Plan, as amended and restated, effective as of January 1, 2009. Filed as Exhibit 10.23 to Registrant's Annual Report on Form 10-K filed on February 23, 2010 and incorporated herein by reference.
10.5*	Graphic Packaging Holding Company 2014 Omnibus Stock and Incentive Compensation Plan effective as of May 21, 2014. Filed as Appendix A to the Registrant's Definitive Proxy Statement on Schedule 14A filed on April 10, 2014 and incorporated herein by reference.
10.6*	Graphic Packaging International, LLC Management Incentive Plan, effective as of January 1, 2024 and incorporated herein by reference.
10.7*	Graphic Packaging International, Inc. Supplemental Plan for Participants in the Riverwood International Employees Retirement Plan, as amended and restated, effective as of January 1, 2009. Filed as Exhibit 10.36 to the Registrant's Annual Report on Form 10-K filed on February 23, 2010 and incorporated herein by reference.
10.8	Amended and Restated Form of Indemnification Agreement for Directors. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on November 4, 2010 and incorporated herein by reference.
10.9*	First Amendment to the Graphic Packaging International, Inc. Supplemental Plan for Participants in the Riverwood International Employees Retirement Plan. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 24, 2012 and incorporated herein by reference.
10.10*	Graphic Packaging International, Inc. Executive Severance Plan dated as of February 25, 2014. Filed as Exhibit 10.39 to the Registrant's Annual Report on Form 10-K filed on February 12, 2016 and incorporated herein by reference.

10.11*	First Amendment to the Graphic Packaging Holding Company 2014 Omnibus Stock and Incentive Compensation Plan effective January 1, 2017. Filed as exhibit 10.33 to the Registrant's Annual Report on Form 10-K filed on February 8, 2017 and incorporated herein by reference.
10.12*	First Amendment to the GPI US Consolidated Pension Plan, dated as of May 19, 2017 and effective as of January 1, 2017. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on July 26, 2017 and incorporated herein by reference.
10.13*	Graphic Packaging International, Inc. Non-Qualified Deferred Compensation Plan, as amended and restated effective November 1, 2017. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on October 25, 2017 and incorporated herein by reference.
10.14*	First Amendment to the Amended and Restated Graphic Packaging International, Inc. Non-Qualified Deferred Compensation Plan effective January 1, 2018. Filed as Exhibit 10.51 to the Registrant's Annual Report on Form 10-K filed on February 7, 2018 and incorporated herein by reference.
10.15*	Second Amendment to the GPI US Consolidated Pension Plan dated as of November 8, 2017. Filed as Exhibit 10.52 to the Registrant's Annual Report on Form 10-K filed on February 7, 2018 and incorporated herein by reference.
10.16*	Third Amendment to the GPI US Consolidated Pension Plan effective as of January 1, 2018. Filed as Exhibit 10.53 to the Registrant's Annual Report on Form 10-K filed on February 7, 2018 and incorporated herein by reference.
10.17*	Fourth Amendment to the GPI US Consolidated Pension Plan dated as of December 20, 2018. Filed as Exhibit 10.50 to the Registrant's Annual Report on Form 10-K filed on February 13, 2019 and incorporated herein by reference.
10.18*	Fifth Amendment to the GPI US Consolidated Pension Plan effective as of January 1, 2017. Filed as Exhibit 10.44 to the Registrant's Annual report on Form 10-K filed on February 11, 2020 and incorporated herein by reference.
10.19	Non-Participating Single Premium Group Annuity Contract Proposal dated January 16, 2020 by and among Graphic Packaging International, LLC, American General Life Insurance Company and The United States Life Insurance Company in the City of New York. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 21, 2020 and incorporated herein by reference.
10.20*	Directors' Non-Qualified Deferred Compensation Plan effective January 1, 2021. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 filed on April 27, 2021 and incorporated herein by reference.
10.21	Consent and Waiver Agreement dated as of February 16, 2021 by and among Graphic Packaging International Partners, LLC, Graphic Packaging Holding Company, GPI Holding III, LLC and International Paper Company. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on February 16, 2021 and incorporated herein by reference.
10.22	Share Purchase Agreement dated May 12, 2021 among Sarcina Holdings S.a.r.l., the other sellers named therein and Graphic Packaging International Europe Holdings B.V. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 14, 2021 and incorporated herein by reference.
10.23	Consent and Waiver Agreement dated as of May 19, 2021 by and among Graphic Packaging International Partners, LLC, Graphic Packaging Holding Company, GPI Holding I, Inc. and International Paper Company. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on May 20, 2021 and incorporated herein by reference.
10.24	Incremental Facility Amendment by and among Graphic Packaging International, LLC, as Borrower, Graphic Packaging International Partners, LLC and Field Container Queretaro (USA), L.L.C., as Guarantors, Bank of America, N.A. as Administrative Agent and CoBank, ACB, as Incremental Term A-3 Lead Arranger and Incremental Term A-3 Lender. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 21, 2021 and incorporated herein by reference.
10.25	Incremental Facility Amendment by and among Graphic Packaging International, LLC, as Borrower, Graphic Packaging International Partners, LLC and Field Container Queretaro (USA), L.L.C. as Guarantors, Bank of America, N.A., as Administrative Agent and the Incremental Term A-4 Lenders party thereto, and acknowledged and agreed to by Graphic Packaging Holding Company. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 6, 2021 and incorporated herein by reference.
10.26*	Amended and Restated GPI Savings Plan dated December 16, 2022 and effective January 1, 2023. Filed as Exhibit 10.55 to the Registrant's Annual Report on Form 10-K filed on February 9, 2023 and incorporated herein by reference.
10.27	Amended and Restated Master Services Agreement between Graphic Packaging International, LLC and NTT Data Americas, Inc. dated December 15, 2023 and incorporated herein by reference.

10.28*	Second Amendment dated December 12, 2023 to the GPI Savings Plan (As Amended and Restated effective January 1, 2023) and incorporated herein by reference.
10.29	Fifth Amended and Restated Credit Agreement dated as of June 3, 2024 by and among Graphic Packaging International, LLC and certain subsidiaries thereof as Borrowers, the lenders and agents named therein and Bank of America, N.A., as Administrative Agent. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 5, 2024 and incorporated herein by reference.
10.30*	Third Amendment to the GPI Savings Plan (as Amended and Restated Effective January 1, 2023) dated January 18, 2024. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2024 and incorporated herein by reference.
10.31	Incremental Facility Amendment dated March 22, 2024 by and among Graphic Packaging International LLC, as Borrower, Bank of America, N.A. as Administrative Agent and CoBank ACB, as sole lead arranger and bookrunner. Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed on April 30, 2024 and incorporated herein by reference.
10.32	Sixth Amendment to the 2018 US Graphic Packaging International Pension Plan, as amended and restated effective January 1, 2019, dated April 30, 2024. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on July 30, 2024 and incorporated herein by reference.
10.33*	Graphic Packaging Holding Company 2024 Omnibus Incentive Compensation Plan effective as of May 23, 2024. Filed as Appendix A to the Registrant's Schedule 14A filed by the Registrant on April 8, 2024 and incorporated herein by reference.
14.1	Code of Business Conduct and Ethics dated as of December 23, 2020. Filed as Exhibit 14.1 to the Registrant's From 10-K filed on February, 22, 2022 and incorporated herein by reference.
19.1	Policy on Trading in Securities of Graphic Packaging Holding Company (As Amended and Restated as of July 27, 2023) and incorporated herein by reference.
21.1	List of Subsidiaries.
22.1	Guarantors and Issuers of Guaranteed Securities.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney. Incorporated by reference to the signature page of this Annual Report on Form 10-K.
31.1	Certification required by Rule 13a-14(a).
31.2	Certification required by Rule 13a-14(a).
32.1	Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code.
32.2	Certification required by Section 1350 of Chapter 63 of Title 18 of the United States Code.
97.1	Graphic Packaging Holding Company Compensation Recoupment Policy effective November 15, 2023 and incorporated herein by reference.
101.INS	Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document (included in Exhibit 101).

_____

* Executive compensation plan or agreement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>GRAPHIC PACKAGING HOLDING COMPANY</u>
(Registrant)

/s/ Stephen R. Scherger Stephen R. Scherger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 12, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Michael P. Doss Michael P. Doss	President and Chief Executive Officer (Principal Executive Officer)	February 12, 2025
/s/ Stephen R. Scherger Stephen R. Scherger	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 12, 2025
/s/ Charles D. Lischer Charles D. Lischer	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 12, 2025

POWER OF ATTORNEY

Each of the directors of the Registrant whose signature appears below hereby appoints Stephen R. Scherger and Lauren S. Tashma, and each of them severally, as his or her attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission any and all amendments to this report on Form 10-K, making such changes in this report on Form 10-K as appropriate, and generally to do all such things on their behalf in their capacities as directors and/or officers to enable the Registrant to comply with the provisions of the Securities Exchange Act of 1934, and all requirements of the Securities and Exchange Commission.

Signatures	Title	Date
/s/ Aziz Aghili Aziz Aghili	Director	February 12, 2025
/s/ Laurie Brlas Laurie Brlas	Director	February 12, 2025
/s/ Andrew P. Callahan Andrew P. Callahan	Director	February 12, 2025
/s/ Michael P. Doss Michael P. Doss	Director, President and Chief Executive Officer	February 12, 2025
/s/ Robert A. Hagemann Robert A. Hagemann	Director	February 12, 2025
/s/ Philip R. Martens Philip R. Martens	Chairman of the Board	February 12, 2025
/s/ Mary K. Rhinehart Mary K. Rhinehart	Director	February 12, 2025
/s/ Dean A. Scarborough Dean A. Scarborough	Director	February 12, 2025
/s/ Larry M. Venturelli Larry M. Venturelli	Director	February 12, 2025
/s/ Lynn A. Wentworth Lynn A. Wentworth	Director	February 12, 2025



Corporate Information

About Graphic Packaging Holding Company

Graphic Packaging designs and produces consumer packaging made primarily from renewable or recycled materials. An industry leader in innovation, the Company is committed to reducing the environmental footprint of consumer packaging. Graphic Packaging operates a global network of design and manufacturing facilities serving the world's most widely recognized brands in food, beverage, foodservice, household, and other consumer products. Learn more at www.graphicpkg.com.

Board of Directors


Aziz Aghili [1,2]
Former EVP and President, Dana Incorporated Heavy Vehicle Group, a leading supplier of electrified vehicle systems


Laurie Brlas [2,3]
Former EVP and CFO, Newmont Mining Corporation, a mining industry leader


Andrew Callahan [1,2]
Former President, CEO, and Executive Director, Hostess Brands, an American bakery company


Michael P. Doss
President and CEO, Graphic Packaging Holding Company


Robert A. Hagemann [1,3]
Former SVP and CFO, Quest Diagnostics Incorporated, a diagnostic testing information services leader


Philip R. Martens [3,4]
Former President and CEO, Novelis Inc., a rolled aluminum manufacturing company


Mary Rhinehart [1,2]
Chair of the Board, Johns Manville, a leading building and specialty products manufacturer


Dean A. Scarborough [1,2]
Former CEO, Avery Dennison Corporation, a packaging and labeling solutions leader


Larry M. Venturelli [1,3]
Former EVP and CFO, Whirlpool Corporation, the world's leading manufacturer of home appliances


Lynn A. Wentworth [2,3]
Former SVP, CFO and Treasurer, BlueLinx Holdings Inc., a building products company

[1] Audit Committee [2] Compensation & Management Development Committee [3] Nominating & Corporate Governance Committee [4] Chairman of the Board

Stockholder Information

Transfer Agent and Registrar
Broadridge Corporate Issuer Solutions, Inc.
P.O. Box 1342
Brentwood, NY 11717
Toll Free: 877-830-4931
www.shareholder.broadridge.com
email: shareholder@broadridge.com

Stock Listing
Graphic Packaging Holding Company's common stock is listed on the New York Stock Exchange (NYSE) under the ticker symbol "GPK"

Investor Information
www.investors.graphicpkg.com

Financial Reports
Graphic Packaging Holding Company's 2024 Annual Report on Form 10-K is filed with the SEC and is available online at: www.investors.graphicpkg.com

Annual Meeting
The 2025 Annual Meeting of Stockholders will be held at 10:00 a.m. ET, on Wednesday, May 21, 2025, at Graphic Packaging Holding Company's headquarters located at 1500 Riveredge Parkway, Suite 100, Atlanta, GA 30328



Graphic Packaging
HOLDING COMPANY

Corporate Offices
1500 Riveredge Parkway, Suite 100
Atlanta, GA 30328
(770) 240-7200

www.graphicpkg.com